
08058420

ArcSight

ARCSIGHT, INC.
5 Results Way
Cupertino, California 95014

August 25, 2008

Dear Stockholder:

You are cordially invited to attend the annual meeting of stockholders of ArcSight, Inc. to be held at 5 Results Way, Cupertino, California on September 25, 2008 at 10:00 a.m. Pacific Time. At the annual meeting, you will be asked to vote upon two proposals: the election of three Class I directors to serve until the third succeeding annual meeting and the ratification of our independent registered public accounting firm for our fiscal year ending April 30, 2009.

Accompanying this letter is the formal notice of annual meeting, proxy statement and proxy card relating to the annual meeting, as well as our annual report for the fiscal year ended April 30, 2008. The proxy statement contains important information concerning the matters to be voted upon at the annual meeting. We hope you will take the time to study it carefully.

All stockholders of record at the close of business on the record date, which is August 15, 2008, are entitled to vote at the annual meeting, and your vote is very important regardless of how many shares you own. Regardless of whether you plan to attend the annual meeting, we urge you to submit your proxy as soon as possible. Instructions on the proxy card will tell you how to submit your proxy over the Internet, by telephone or by returning your proxy card in the enclosed postage-paid envelope. If you plan to attend the annual meeting and vote in person, and your shares are held in the name of a broker or other nominee as of the record date, you must bring with you a proxy or letter from the broker or nominee to confirm your ownership of such shares.

Sincerely,

Robert Shaw
Chief Executive Officer and Chairman of the Board of Directors

ARCSIGHT, INC.
5 Results Way
Cupertino, California 95014

PROXY

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on September 25, 2008

NOTICE IS HEREBY GIVEN that an annual meeting of stockholders of ArcSight, Inc., a Delaware corporation, will be held at 5 Results Way, Cupertino, California on September 25, 2008 at 10:00 a.m. Pacific Time. At the annual meeting, our stockholders will be asked to consider and vote upon:

1. The election of three Class I directors to serve on our board of directors, each to serve until our annual meeting of stockholders to be held in 2011 and until his successor is elected and qualified, or until his death, resignation or removal.

2. Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending April 30, 2009.

3. Transaction of such other business as may properly come before the annual meeting or before any adjournments or postponements thereof.

Only stockholders of record of our common stock at the close of business on August 15, 2008 are entitled to notice of, and to vote at, the annual meeting or any adjournments or postponements thereof.

TO ENSURE THAT YOUR SHARES ARE REPRESENTED AT THE ANNUAL MEETING, YOU ARE URGED TO SUBMIT YOUR PROXY OVER THE INTERNET, BY TELEPHONE OR BY COMPLETING, DATING AND SIGNING THE ENCLOSED PROXY CARD AND MAILING IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE, REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON. YOU CAN WITHDRAW YOUR PROXY AT ANY TIME BEFORE IT IS VOTED.

By Order of the Board of Directors,



Trâm T. Phi
Vice President, General Counsel and Secretary

Cupertino, California
August 25, 2008

IMPORTANT NOTICE

PLEASE VOTE YOUR SHARES PROMPTLY

TABLE OF CONTENTS

ARCSIGHT, INC.
5 Results Way
Cupertino, California 95014

PROXY STATEMENT

This proxy statement is being furnished to the stockholders of ArcSight, Inc., a Delaware corporation, in connection with the solicitation of proxies by our board of directors for use at the annual meeting of stockholders to be held at 5 Results Way, Cupertino, California on September 25, 2008 at 10:00 a.m. Pacific Time, and at any adjournments or postponements thereof. At the annual meeting, holders of our common stock will be asked to vote upon: (i) the election of three Class I directors to serve until the annual meeting of stockholders to be held in 2011; (ii) the ratification of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending April 30, 2009; and (iii) any other business that properly comes before the annual meeting, or any adjournments or postponements thereof.

This proxy statement and the accompanying proxy card are first being mailed to stockholders on or about August 25, 2008. The address of our principal executive offices is 5 Results Way, Cupertino, California 95014.

PROXY

VOTING RIGHTS AND PROXIES

Record Date; Outstanding Shares; Quorum

Only holders of record of our common stock at the close of business on the record date, which is August 15, 2008, will be entitled to notice of and to vote at the annual meeting. As of the close of business on the record date, there were 31,064,865 shares of our common stock outstanding and entitled to vote, held of record by 189 stockholders.

Pursuant to our bylaws, a majority of the outstanding shares of common stock, present in person or by proxy, will constitute a quorum for the transaction of business. Each of our stockholders is entitled to one vote for each share of common stock held as of the record date. For ten days prior to the annual meeting, a complete list of stockholders entitled to vote at the annual meeting will be available for examination by any stockholder, for any purpose germane to the meeting, during ordinary business hours at our principal executive offices at 5 Results Way, Cupertino, California 95014.

Voting of Proxies; Revocation of Proxies; Votes Required

Stockholders are requested to complete, date, sign and return the accompanying proxy card in the enclosed postage-paid envelope. All properly executed, returned and unrevoked proxies will be voted in accordance with the instructions indicated thereon. **Executed but unmarked proxies will be voted FOR each director nominee listed on the proxy card and FOR the ratification of our independent registered public accounting firm for the fiscal year ending April 30, 2009.** The board of directors does not know of, and does not intend to bring, any business before the annual meeting other than that referred to in this proxy statement and specified in the notice of annual meeting. As to any other business that may properly come before the annual meeting, including any motion made for adjournment or postponement of the annual meeting (including for purposes of soliciting additional votes), the proxy card will confer discretionary authority on the proxies (who are persons designated by the board of directors) to vote all shares covered by the proxy card in their discretion.

Any stockholder who has given a proxy may revoke it at any time before it is exercised at the annual meeting by (i) filing a written notice of revocation with, or delivering a duly executed proxy bearing a later date to, the Corporate Secretary of ArcSight, 5 Results Way, Cupertino, California 95014, or (ii) attending the annual meeting and voting in person (although attendance at the annual meeting will not, by itself, revoke a proxy). If you hold shares through a brokerage firm, bank or other agent, you must contact that brokerage firm, bank or other agent to revoke any prior voting instructions.

Director elections are determined by a plurality of shares of common stock represented in person or by proxy and voting at the annual meeting. Approval of our independent registered public accounting firm for the fiscal year ending April 30, 2009 requires the affirmative vote of a majority of the shares of common stock represented in person or by proxy, and entitled to vote on the matter.

Effect of Abstentions

If an executed proxy is returned and the stockholder has specifically abstained from voting on any matter, the shares represented by such proxy will be considered present at the annual meeting for purposes of determining a quorum and for purposes of calculating the vote, but will not be considered to have been voted in favor of such matter. As such, an abstention will have the effect of a vote against ratification of our independent registered public accounting firm, Ernst & Young LLP, for the fiscal year ending April 30, 2009.

Effect of "Broker Non-Votes"

If an executed proxy is returned by a broker, bank or other agent holding shares in street name that indicates that the broker does not have discretionary authority as to certain shares to vote on a proposal ("broker non-votes"), such shares will be considered present at the annual meeting for purposes of determining a quorum on all proposals, but will not be considered to be entitled to vote on and thus will have no effect on the outcome of such proposal.

Voting Electronically via the Internet or by Telephone

General Information for all Shares Voted Via the Internet or by Telephone

Stockholders whose shares are registered in their own name may choose to grant a proxy to vote their shares either via the Internet or by telephone. The laws of Delaware, under which we are incorporated, specifically permits electronically transmitted proxies, provided that each such proxy contains or is submitted with information from which the inspector of elections can determine that such proxy was authorized by the stockholder.

The Internet and telephone voting procedures set forth below, as well as on the enclosed proxy card, are designed to authenticate stockholders' identities, to allow stockholders to grant a proxy to vote their shares and to confirm that stockholders' voting instructions have been properly recorded. Stockholders granting a proxy to vote via the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, which must be borne by the stockholder.

For Shares Registered in Your Name

Stockholders of record may go to http://www.proxyvoting.com/ARST to grant a proxy to vote their shares by means of the Internet. They will be required to provide the control number contained on their proxy cards. The voter will then be asked to complete an electronic proxy card. Any stockholder using a touch-tone telephone may also grant a proxy to vote shares by calling 1-866-540-5760 and following the recorded instructions.

You may use the Internet to vote your proxy 24 hours a day, seven days a week, until 11:59 p.m. Eastern Time (8:59 p.m. Pacific Time) on September 24, 2008. You may use a touch-tone telephone to vote your proxy 24 hours a day, seven days a week, until 11:59 p.m. Eastern Time (8:59 p.m. Pacific Time) on September 24, 2008. Submitting your proxy via the Internet or by telephone will not affect your right to vote in person should you decide to attend the annual meeting.

For Shares Registered in the Name of a Broker or Bank

Most beneficial owners whose shares are held in street name receive voting instruction forms from their banks, brokers or other agents, rather than our proxy card.

If on the record date your shares were held, not in your name, but rather in an account at a brokerage firm, bank or other agent, then you are the beneficial owner of shares held in "street name" and these proxy materials have been forwarded to you by your broker, bank or other agent. The broker, bank or other agent holding your account is considered to be the stockholder of record for purposes of voting at the annual meeting.

As a beneficial owner, you have the right to direct your broker, bank or other agent on how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy issued in your name from your broker, bank or other agent.

PROXY

Solicitation of Proxies and Expenses

We will bear the cost of the solicitation of proxies from our stockholders in the enclosed form. Our directors, officers and employees, without additional compensation, may solicit proxies by mail, telephone, letter, facsimile, electronically or in person. Following the original mailing of the proxies and other soliciting materials, we will request that brokers, custodians, nominees and other record holders forward copies of the proxy and other soliciting materials to persons for whom they hold shares of common stock and request authority for the exercise of proxies. In such cases, we will reimburse such record holders for their reasonable expenses incurred for forwarding such materials.

Delivery of this Proxy Statement

The Securities and Exchange Commission has adopted rules that permit companies and intermediaries (for example, brokers) to satisfy the delivery requirements for annual reports and proxy statements with respect to two or more security holders sharing the same address by delivering a single annual report and proxy statement addressed to those security holders. This process, which is commonly referred to as "householding," potentially means extra convenience for securityholders and cost savings for companies.

A number of brokers with account holders who are our stockholders will be "householding" our proxy materials. A single annual report and proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or us that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. We will deliver promptly upon oral or written request a separate copy of the annual report or proxy statement to a security holder at a shared address to which a single copy of the documents was delivered. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate annual report and proxy statement, please notify your broker and either mail your request to ArcSight, Inc., Attention: Corporate Secretary, 5 Results Way, Cupertino, California 95014 or call (408) 864-2600.

Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker and either mail your request to ArcSight, Inc., Attention: Corporate Secretary, 5 Results Way, Cupertino, California 95014 or call (408) 864-2600.

A copy of our Annual Report on Form 10-K for the fiscal year ended April 30, 2008, including the financial statements, list of exhibits and any exhibit specifically requested, filed with the Securities and Exchange Commission is available without charge upon written request to: ArcSight, Inc., Attention: Corporate Secretary, 5 Results Way, Cupertino, California 95014.

ELECTION OF DIRECTORS

(Item No. 1 on the Proxy Card)

Our board of directors currently consists of nine directors. Our certificate of incorporation and bylaws provide for a classified board of directors, divided into three classes. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a term to expire at the third succeeding annual meeting. The individuals so elected will serve until their successors are elected and qualified. This year the terms of our Class I directors, currently consisting of William P. Crowell, Scott A. Ryles and Ted Schlein, will expire at the annual meeting. At the annual meeting, holders of common stock will be asked to vote on the election of three directors as Class I directors, whose current term will expire at our 2008 annual meeting.

The board of directors has nominated each of William P. Crowell, Scott A. Ryles and Ted Schlein to serve as a Class I director for a three-year term that is expected to expire at our annual meeting in 2011 and until his successor is elected and qualified, or until his earlier death, resignation or removal. You can find the principal occupation and other information about the board's nominees, as well as other board members, below.

Three of the continuing directors are Class II directors, whose terms will expire at our 2009 annual meeting, and three of the continuing directors are Class III directors, whose terms will expire at our 2010 annual meeting.

The election of Class I directors will be determined by the three nominees receiving the greatest number of votes from shares eligible to vote. Unless a stockholder signing a proxy withholds authority to vote for one or more of the board's nominees in the manner described on the proxy, each proxy received will be voted for the election of each of the board's nominees. In the event that any nominee is unable or declines to serve as a director at the time of the annual meeting, the proxies will be voted for the nominee or nominees who shall be designated by the present board of directors to fill the vacancy. We are not aware that any of the nominees will be unable or will decline to serve as a director.

There are no family relationships between any of our directors, nominees or executive officers. There are also no arrangements or understandings between any director, nominee or executive officer and any other person pursuant to which he or she has been or will be selected as a director and/or executive officer.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE ELECTION OF WILLIAM P. CROWELL, SCOTT A. RYLES AND TED SCHLEIN AS CLASS I DIRECTORS.

Information Regarding Our Nominees and Directors

The following table lists the nominees and current members of the board of directors by class, their ages as of August 1, 2008 and current positions with ArcSight. Biographical information for each nominee and/or director is provided below.

Nominees

Name	Age	Class(1)	Position
William P. Crowell(2)(3)	67	I	Director
Scott A. Ryles(3)(4)	49	I	Director
Ted Schlein(2)	44	I	Director

Continuing Directors

Name	Age	Class(1)	Position
Sandra Bergeron(2)	49	II	Director
E. Stanton McKee, Jr.(3)(4)	64	III	Director
Craig Ramsey(2)	62	II	Director
Thomas Reilly	46	III	President, Chief Operating Officer and Director
Robert W. Shaw	60	III	Chief Executive Officer and Chairman
Ernest von Simson(3)(4)	70	II	Director

(1) The terms of Class I directors will expire (if elected) at the 2011 annual meeting. The terms of Class II directors will expire at the 2009 annual meeting. The terms of Class III directors will expire at the 2010 annual meeting.

(2) Member of the Compensation Committee.

(3) Member of the Nominating and Corporate Governance Committee.

(4) Member of the Audit Committee.

Biographies


PROXY

Nominees for Class I Directors

William P. Crowell has served as a director since March 2003. Since February 2003, Mr. Crowell has worked as an independent consultant in the areas of information technology, security and intelligence systems and serves as Chairman of the Senior Advisory Group to the Director of National Intelligence. He served as President and Chief Executive Officer of Cylink Corporation, a provider of network security solutions, from 1998 until its acquisition by SafeNet, Inc. in February 2003. Prior to Cylink, Mr. Crowell worked at the National Security Agency, where he held a series of senior executive positions, including Deputy Director of Operations and Deputy Director of the NSA. He also serves as a director of Sun Microsystems Federal, a wholly owned subsidiary of Sun Microsystems, and several private companies. Mr. Crowell holds a B.A. in political science from Louisiana State University.

Scott A. Ryles has served as a director since November 2003. Mr. Ryles has served as Vice Chairman of Cowen and Company, LLC, an investment banking firm, since February 2007. From December 2004 to September 2006, he served as Chief Executive Officer of Procinea Management LLC, a private equity firm. From 1999 to 2001, Mr. Ryles served as Chief Executive Officer of Epoch Partners, Inc., an investment banking firm, until its acquisition by The Goldman Sachs Group, Inc. Prior to then, Mr. Ryles served as a Managing Director of Merrill Lynch & Co., Inc., an investment banking firm. He also currently serves as a director of a private company. Mr. Ryles holds a B.A. in economics from Northwestern University.

Ted Schlein has served as a director since March 2002. Mr. Schlein has served as a partner at Kleiner Perkins Caufield & Byers, a venture capital firm, since 1996. From 1986 to 1996, Mr. Schlein served in various executive positions at Symantec Corporation, a provider of Internet security technology and business management technology solutions, most recently as Vice President of Enterprise Products. He currently serves as a director of several private companies. Mr. Schlein holds a B.A. in economics from the University of Pennsylvania.

Continuing Directors

Sandra Bergeron has served as a director since May 2006. Since June 2005, Ms. Bergeron has served as a Venture Advisor to Trident Capital, a venture capital firm. From 1995 to December 2004, Ms. Bergeron served in various executive positions at McAfee, Inc., a software security company, most recently as Executive Vice President of Mergers/Acquisitions and Corporate Strategy. Ms. Bergeron currently serves as a director of several private companies. She holds a B.B.A. in information systems from Georgia State University and an M.B.A. from Xavier University, Cincinnati.

E. Stanton McKee, Jr. has served as a director since February 2005. From 1989 until his retirement in November 2002, Mr. McKee served in various positions at Electronic Arts Inc., a developer and publisher of interactive entertainment, most recently as Executive Vice President and Chief Financial and Administrative Officer. He also serves as a director of LeapFrog Enterprises, Inc., a provider of technology-based educational products, and of a private company. Mr. McKee holds a B.A. in political science from Stanford University and an M.B.A. from Stanford University Graduate School of Business.

Craig Ramsey has served as a director since October 2002. From July 2003 to September 2004, Mr. Ramsey served as Chief Executive Officer of Solidus Networks Inc. (doing business as Pay By Touch), a provider of authentication and payment processing services. From 1996 to 2000, Mr. Ramsey served as Senior Vice President, Worldwide Sales, of Siebel Systems, Inc., a provider of eBusiness applications. From 1994 to 1996, Mr. Ramsey served as Senior Vice President, Worldwide Sales, Marketing and Support for nCube Corporation, a maker of massively parallel computers. From 1968 to 1994, Mr. Ramsey held various positions with Oracle Corporation, Amdahl Corporation and IBM. He also serves as a director of salesforce.com, inc., a provider of customer relationship management services, and of two private companies. Mr. Ramsey holds a B.A. in economics from Denison University.

Thomas Reilly has served as our Chief Operating Officer since November 2006, as our President since August 2007 and as a director since June 2008. From April 2004 to November 2006, Mr. Reilly served as Vice President of Business Information Services of IBM. From November 2000 until its acquisition in April 2004 by IBM, Mr. Reilly served as Chief Executive Officer of Trigo Technologies, Inc., a product information management software company. He holds a B.S. in mechanical engineering from the University of California, Berkeley.

Robert W. Shaw has served as our Chairman and Chief Executive Officer since August 2001, and also served as our President until August 2007. From 1998 until its acquisition in 2001 by Whitman-Hart, Inc., Mr. Shaw served as Chief Executive Officer of USWeb Corporation, a provider of Internet professional services. From 1992 to 1998, Mr. Shaw served as Executive Vice President of worldwide consulting services and vertical markets for Oracle Corporation, a provider of enterprise software. Mr. Shaw holds a B.B.A. in finance from the University of Texas, Austin.

Ernest von Simson has served as a director since October 2002. Mr. von Simson has served as the President of Ostriker von Simson, Inc., an information technology consulting firm, since 1999. He also served as a senior partner of Cassius Advisors, an emerging technology consulting firm, from 1999 to January 2006. Prior to then, Mr. von Simson served as a Senior Partner at The Research Board, a company that assists large companies with their information technology strategies. He currently serves as a director of two private companies. Mr. von Simson holds a B.A. in international relations from Brown University and an M.B.A. from New York University.

Board Meetings, Committees and Corporate Governance

The board of directors had 17 meetings during fiscal 2008. During fiscal 2008, each incumbent director attended at least 75% of the aggregate number of (i) the meetings of the board of directors and (ii) the meetings of the committees on which he or she served (during the periods that he or she served). Our board of directors has determined that all of our board members other than Messrs. Shaw and Reilly are independent, as determined under the rules of The NASDAQ Stock Market. Our board of directors has established three committees of the Board that are currently in place: the audit committee, compensation committee and nominating and corporate governance committee.

Audit Committee

Our audit committee is comprised of Mr. McKee, who is the chair of the committee, and Messrs. Ryles and von Simson. The composition of our audit committee meets the requirements for independence under the current NASDAQ Stock Market and SEC rules and regulations. Each member of our audit committee is financially literate. In addition, our audit committee includes a financial expert within the meaning of Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act of 1933, as amended, or the Securities Act. All audit services to be provided to us and all permissible non-audit services to be provided to us by our independent registered public accounting firm will be approved in advance by our audit committee. Our audit committee recommended, and our board of directors has adopted, a charter for our audit committee. Our audit committee, among other things, will:

- select a firm to serve as the independent registered public accounting firm to audit our financial statements;
- help to ensure the independence of the independent registered public accounting firm;
- discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and that firm, our interim and year-end operating results;
- develop procedures for employees to submit anonymously concerns about questionable accounting or audit matters;
- consider the adequacy of our internal accounting controls and audit procedures; and
- approve or, as permitted, pre-approve all audit and non-audit services to be performed by the independent registered public accounting firm.

The audit committee met 20 times during fiscal 2008, including meetings with our independent registered public accounting firm to review our quarterly and annual financial statements and their review or audit of such statements. The audit committee operates pursuant to the audit committee charter, which has been posted on our website at http://ir.arcsight.com/governance.cfm.

Compensation Committee

Our compensation committee is comprised of Mr. Ramsey, who is the chair of the committee, and Messrs. Crowell and Schlein and Ms. Bergeron, who joined our compensation committee in October 2007. The composition of our compensation committee meets the requirements for independence under the current NASDAQ Stock Market and SEC rules and regulations. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee recommended, and our board of directors has adopted, a charter for our compensation committee. Our compensation committee, among other things, will:

- review and determine the compensation of our executive officers and directors;
- administer our stock and equity incentive plans;
- review and make recommendations to our board of directors with respect to incentive compensation and equity plans; and
- establish and review general policies relating to compensation and benefits of our employees.

The compensation committee met eleven times during fiscal 2008 and acted by unanimous written consent on two occasions. The compensation committee operates pursuant to the compensation committee charter. Under its charter, which has been posted on our website at http://ir.arcsight.com/governance.cfm, the compensation committee has authority to retain compensation consultants, outside counsel and other advisors that the committee deems appropriate, in its sole discretion, to assist it in discharging its duties, and to approve the terms of retention and fees to be paid to such consultants. In March 2007, our compensation committee retained Compensia, a compensation consulting company, to help evaluate our compensation philosophy and provide guidance in administering our compensation program in the future. At that time, our compensation committee retained Compensia to provide market data on peer groups of companies in the recent IPOs in the technology sector and companies in our industry, as well as advice in the review of compensation for fiscal 2008 for executive officers and directors. In March 2008, our compensation committee again retained Compensia to provide similar data and advice in connection with the completion of fiscal 2008 and the review of compensation for fiscal 2009. See "Compensation Discussion and Analysis" for additional discussion of regarding the role of Compensia in executive compensation.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of Mr. von Simson, who is the chair of the committee, and Messrs. Crowell, McKee and Ryles. The composition of our nominating and corporate governance committee meets the requirements for independence under the current NASDAQ Stock Market and SEC rules and regulations. Our nominating and corporate governance committee has recommended, and our board of directors has adopted, a charter for our nominating and corporate governance committee. Our nominating and corporate governance committee, among other things, will:

- identify, evaluate and recommend nominees for our board of directors and committees of our board of directors;
- conduct searches for appropriate directors;
- evaluate the performance of our board of directors;
- consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;
- review related party transactions and proposed waivers of our code of conduct;
- review developments in corporate governance practices; and
- evaluate the adequacy of, and make recommendations with respect to, our corporate governance practices and reporting.

The nominating and corporate governance committee met three times during fiscal 2008. The nominating and corporate governance committee operates pursuant to the nominating and corporate governance committee charter, which has been posted on our website at http://ir.arcsight.com/governance.cfm.

The nominating and corporate governance committee will consider nominees recommended by stockholders for election as directors. If a stockholder would like to recommend a director candidate for the next annual meeting, the stockholder must deliver the recommendation in writing to the Corporate Secretary, ArcSight, Inc., 5 Results Way, Cupertino, California 95014. The recommendation must be submitted not less than 75 days nor more than 105 days prior to the first anniversary of the date of the immediately preceding annual meeting of stockholders. Evaluations of candidates generally involve a review of background materials, internal discussions and interviews with selected identified candidates as appropriate. Candidates for the board of directors are generally selected based on desired skills and experience in the context of the existing composition of the board and needs of the board and its committees at that time, including the requirements of applicable SEC and NASDAQ rules. The nominating and corporate governance committee does not assign specific weights to particular criteria, and no particular criterion is necessarily applicable to all candidates, and will choose candidates to recommend for nomination based on the specific needs of the board and ArcSight at that time. Final approval of nominees to be presented for election is determined by the full board.

The nominating and corporate governance committee recommended to the board that Messrs. Crowell, Ryles and Schlein be nominated to serve as Class I directors.

Communications with Directors

Stockholders may communicate with the board by sending written correspondence to: Board of Directors, c/o Corporate Secretary, ArcSight, Inc., 5 Results Way, Cupertino, California 95014. Communications are distributed to the board, or to any individual directors as appropriate, depending on the facts and circumstances outlined in the communication. The board has instructed the Corporate Secretary to review all correspondence and to determine, in his or her discretion, whether matters submitted are appropriate for board consideration. In particular, the board has directed that communications such as product or commercial inquiries or complaints, resume and other job inquiries, surveys and general business solicitations or advertisements should not be forwarded to the board. In addition, material that is unduly hostile, threatening, illegal, patently offensive or similarly inappropriate or unsuitable will be excluded, with the provision that any communication that is filtered out must be made available to any non-management director upon request. The Corporate Secretary may forward certain communications elsewhere in the company for review and possible response.

Director Attendance of Annual Meetings

We encourage directors to attend our annual meetings of stockholders but do not require attendance.

Director Compensation

The compensation committee evaluates the appropriate level and form of compensation for non-employee directors and recommend changes to the board when appropriate. In connection with our initial public offering, or IPO, the board adopted the following policy with respect to the compensation of non-employee directors:

Cash Compensation

The chairs of the audit committee, the compensation committee and the nominating and corporate governance committee receive annual retainers of $15,000, $10,000 and $5,000, respectively. Each member of the audit committee, the compensation committee and the nominating and corporate governance committee receive annual retainers of $8,000, $5,000 and $2,500, respectively. We do not pay fees to directors for attendance at meetings of our board of directors and its committees.

All cash compensation to directors is paid in quarterly installments upon continuing service. We also reimburse our directors for reasonable expenses in connection with attendance at board and committee meetings.

PROXY

Equity Compensation

Each non-employee director who becomes a member of our board of directors after our IPO will be granted an initial option to purchase 11,250 shares of our common stock upon election to our board of directors. All of our current non-employee directors received this initial option grant on the day that the registration statement for the IPO became effective with an exercise price equal to the per share price to the public in the IPO. On the date of each annual stockholder meeting subsequent to our IPO, each non-employee director who continues to serve on our board of directors immediately following such meeting will automatically be granted an option to purchase 10,375 shares of our common stock, subject to pro-ration on a monthly basis in the event the non-employee director has not served an entire year on our board of directors since his or her last stock option grant. Each option will have an exercise price equal to the fair market value of our common stock on the date of grant, will have a ten-year term and will terminate 90 days following the date the director ceases to serve on our board of directors for any reason other than death or disability, or 12 months following that date if the termination is due to death or disability. Each initial grant will vest and becomes exercisable as to 1/36th of the shares each month after the grant date over three years. Each annual grant will vest and become exercisable as to 1/12th of the shares each month after the grant date over one year.

In May 2008, our compensation committee recommended and, in June 2008, our board of directors adopted, a policy whereby, subject to specified notice requirements, failure of a director to attend 75% of board or committee meetings in any fiscal year will result in such director receiving only 50% of the cash or equity compensation payable to such director during the ensuing fiscal year for service on our board or directors or a committee, as applicable.

The following table provides information for our fiscal year ended April 30, 2008 regarding all plan and non-plan compensation awarded to, earned by or paid to each person who served as a non-employee director in fiscal 2008. Other than as set forth in the table and the narrative that follows it, to date we have not paid any fees to or reimbursed any expenses of our directors, made any equity or non-equity awards to directors, or paid any other compensation to directors. All compensation that we paid to Messrs. Shaw and Reilly, our only employee directors, is set forth in the tables summarizing executive officer compensation below. No compensation was paid to either Mr. Shaw or Mr. Reilly in his capacity as a director.

Name	Fees Earned or Paid in Cash[(1)]	Option Awards[(2)]	Total
Sandra Bergeron	$ 986	$94,380	$95,366
William P. Crowell	1,479	3,264	4,743
E. Stanton McKee, Jr.	3,451	13,659	17,110
Craig Ramsey	1,972	3,264	5,236
Scott A. Ryles	2,070	3,418	5,488
Ted Schlein	986	3,264	4,250
Ernest von Simson	2,564	3,264	5,828

(1) These amounts reflect quarterly fees for service on our board committees, pro rated for the period from the completion of our IPO to April 30, 2008.

(2) In accordance with SEC rules, the amounts in this column represent the amounts that we would have recognized as compensation expense for financial statement reporting purposes for any part of fiscal 2008 in accordance with Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*, or SFAS 123R, in connection with all of the options previously issued to the named director had we applied the modified prospective transition method without reflecting the estimate for forfeitures related to service-based vesting used for financial statement reporting purposes, rather than the prospective transition method actually utilized by us for financial statement reporting purposes. In February 2008, in connection with our IPO and consistent with the equity compensation policy adopted by the board, we granted each non-employee director (Ms. Bergeron and Messrs. Crowell, McKee, Ramsey, Ryles, Schlein and von Simson) an option to purchase 11,250 shares of our common stock at an exercise price of $9.00 per share. The fair value of each such option was $4.13 per share. See Note 9 of the Notes to our Consolidated Financial Statements in our annual report on Form 10-K for fiscal 2008 for a discussion of all

assumptions made in determining the grant date fair values. Each of these options: (i) vests as to 1/36th of the shares of common stock underlying it monthly beginning one month after the vesting start date; and (ii) contains change of control provisions such that all unvested shares vest immediately upon the closing of a change of control transaction. In addition, as of April 30, 2008, each of the following non-employee directors holds an outstanding option to purchase 97,773 shares: Ms. Bergeron and Messrs. Crowell, McKee, Ramsey, Ryles and von Simson. Each of these options: (i) is immediately exercisable; (ii) vests as to 1/48th of the shares of common stock underlying it monthly beginning one month after the vesting start date, except that Ms. Bergeron's option vests as to 1/4th of the shares one year after the vesting start date and as to an additional 1/48th of the shares each month thereafter; and (iii) contains change of control provisions such that all unvested shares vest immediately upon the closing of a change of control transaction. See "Principal and Selling Stockholders" for beneficial ownership information for each of our directors.

Compensation Committee Interlocks and Insider Participation

During fiscal 2008, our compensation committee consisted of Messrs. Crowell, Ramsey and Schlein and Ms. Bergeron, who joined our compensation committee in October 2007. None of them has at any time in the last fiscal year or previously been one of our officers or employees and none has had any relationships with our company of the type that is required to be disclosed under Item 404 of Regulation S-K, except that Mr. Ramsey is also a director and 10% stockholder of M-Factor, which provided event planning and hosting services to us in fiscal 2008. See "Certain Relationships and Related Party Transactions—Event Planning Agreement." None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee during fiscal 2008.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16 of the Securities Exchange Act of 1934, or the Exchange Act, requires our directors and executive officers, and persons who own more than 10% of our common stock, to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission. Such persons are required by Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of the copies of such forms furnished to us and written representations from these officers and directors, we believe that all Section 16(a) filing requirements were met during fiscal 2008.

Executive Officers

Our executive officers their positions, and their respective ages, as of August 1, 2008, are:

Name	Age	Position(s)
Robert W. Shaw	60	Chief Executive Officer and Chairman of the Board of Directors
Thomas Reilly	46	President, Chief Operating Officer and director
Hugh S. Njemanze	51	Founder, Chief Technology Officer and Executive Vice President of Research and Development
Stewart Grierson	42	Chief Financial Officer
Reed T. Henry	44	Senior Vice President of Marketing
Kevin P. Mosher	51	Senior Vice President of Worldwide Field Operations
Jeffrey Scheel	46	Senior Vice President of Business Development
Trâm T. Phi	37	Vice President, General Counsel and Secretary

Our executive officers serve at the discretion of the board of directors, subject to rights, if any, under contracts of employment. See "Executive Compensation—Employment Agreements and Offer Letters." Biographical information for Messrs. Shaw and Reilly is provided above. See "—Information Regarding Our Nominees and Directors."

Hugh S. Njemanze co-founded ArcSight in May 2000 and has served as our Executive Vice President of Research Development and Chief Technology Officer since March 2002. From 1993 to 2000, Mr. Njemanze served in various positions at Verity, Inc., a provider of knowledge retrieval software products, most recently as its Chief Technology Officer. He holds a B.S. in computer science from Purdue University.

Stewart Grierson has served as our Chief Financial Officer since October 2004 and also served as our Vice President of Finance from March 2003 to April 2007. In addition, from January 2003 to January 2006, he served as our Secretary. From 1999 to July 2002, Mr. Grierson served in several positions for ONI Systems Corp., a provider of optical communications equipment, including most recently as Vice President and Corporate Controller. From 1992 to 1999, he served in various roles in the audit practice at KPMG LLP. He holds a B.A. in economics from McGill University and is a chartered accountant.

Reed T. Henry has served as our Senior Vice President of Marketing since May 2007, and also served as our Senior Vice President of Business Development from May 2007 to June 2008. From 2001 to August 2005, Mr. Henry served in several positions for SeeBeyond Technology Corporation, a provider of enterprise integration software, including most recently as Senior Vice President, Marketing, Alliances and Business Development and previously as Senior Vice President, Professional Services, Customer Support and Alliances. Following the acquisition of SeeBeyond by Sun Microsystems, Inc. in August 2005, Mr. Henry served in the same role for Sun Microsystems until October 2005. Prior to SeeBeyond, Mr. Henry served as Vice President of Strategy and New Business at eBay, Inc., an internet auction company, and as Vice President of Marketing and Product Management for Vertical Networks, Inc., a provider of integrated voice/data communications platforms and associated computer telephony applications, which he co-founded in 1996. Mr. Henry holds a B.S. in electrical engineering from the University of Washington, an M.S. in electrical engineering from the California Institute of Technology and an M.B.A. from Stanford University Graduate School of Business.

Kevin P. Mosher has served as our Senior Vice President of Worldwide Field Operations since March 2004. From May 2002 to March 2003, Mr. Mosher served as the President and Chief Operating Officer of Rapt Inc., a provider of pricing and profitability management solutions. From 1997 to 2001, Mr. Mosher served as Senior Vice President of Sales at Portal Software, Inc., a provider of billing and customer management solutions. He also serves as a director of a private company. Mr. Mosher holds a B.A. in economics from the University of Connecticut.

Jeffrey Scheel has served as our Senior Vice President of Business Development since June 2008. From November 2007 to May 2008, Mr. Scheel served as Vice President of Sales and Corporate Development at Damballa, Inc., a provider of protection against botnets. From June 2007 to October 2007, Mr. Scheel served as a consultant to various technology companies. From October 2006 to May 2007, he served as Executive Vice President of GuardID, Inc., an anti-phishing products company. From December 2005 until July 2006 following its acquisition by RSA in 2006, Mr. Scheel served as Corporate Development Officer at PassMark Security, Inc., an authentication software company. From November 2004 until December 2005 following its acquisition by PassMark, he served as CEO of Vocent, Inc., an authentication software company. From 1996 to 1999 and from 2001 to November 2004, Mr. Scheel served in several positions at Siebel Systems, Inc., a provider of eBusiness applications, including most recently as Vice President and General Manager of CRM Products. He holds a B.A. in history from Stanford University and an M.B.A. from Harvard Business School.

Trâm T. Phi has served as our Vice President, General Counsel and Secretary since January 2006. From September 2002 to May 2005, Ms. Phi served in various positions at InVision Technologies, Inc., a manufacturer of explosives detection systems, most recently as Senior Vice President and General Counsel, including following the acquisition of InVision by General Electric Company in December 2004. From 1995 to September 2002, she was an associate at Fenwick & West LLP, a high technology law firm. Ms. Phi holds a B.A. in political science from San Jose State University and a J.D. from the University of California, Berkeley, School of Law (Boalt Hall).

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis of compensation arrangements of our executive officers should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

This section discusses the principles underlying our executive compensation policies and decisions and the most important factors relevant to an analysis of these policies and decisions. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our executive officers and places in perspective the data presented in the tables and narrative that follow.

Compensation Philosophy and Objectives

Our compensation program for executive officers is designed to attract, as needed, individuals with the skills necessary for us to achieve our business plan, to motivate those individuals, to reward those individuals fairly over time, and to retain those individuals who continue to perform at or above the levels that we expect. It is also designed to link rewards to measurable corporate and individual performance. We believe that the most effective executive compensation program is one that is designed to reward the achievement of specific annual, long-term and strategic goals, and which aligns executives' interests with those of the stockholders by rewarding performance of established goals, with the ultimate objective of improving stockholder value. We evaluate compensation to ensure that we maintain our ability to attract and retain talented employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of our peer companies. To that end, we believe executive compensation packages provided by us to our executive officers should include both cash and stock-based compensation that reward performance as measured against established goals.

We work within the framework of our pay-for-performance philosophy to determine each component of an executive's compensation package based on numerous factors, including:

- the individual's particular background and circumstances, including training and prior relevant work experience;
- the individual's role with us and the compensation paid to similar persons in the companies represented in the compensation data that we review;
- the demand for individuals with the individual's specific expertise and experience at the time of hire;
- performance goals and other expectations for the position; and
- comparison to other executives within our company having similar levels of expertise and experience.

Role of Executive Officers in Compensation Decisions

Mr. Shaw's compensation is determined by our board of directors after input from and consultation with our compensation committee, which reviews Mr. Shaw's performance. The compensation for all other executive officers is determined by our compensation committee after input from and consultation with Mr. Shaw. Mr. Shaw typically provides annual recommendations to the compensation committee and discusses with the compensation committee the compensation and performance of all executive officers, other than himself, during the first fiscal quarter. Consistent with our compensation philosophy, each employee's evaluation begins with a written self-assessment, which is submitted to the employee's supervisor. The supervisor then prepares a written evaluation based on the employee's self-assessment, the supervisor's own evaluation of the employee's performance and input from others within the company. Mr. Shaw bases his recommendations in part upon annual performance reviews of our executive officers, including a review of self-evaluations prepared by such executive officers and supervisor reviews when the executive officers report to someone other than Mr. Shaw. Our compensation committee may exercise its discretion in modifying any recommended compensation adjustments or awards to executives. In addition, compensation committee meetings typically have included, for all or a portion of each meeting, not only the committee members but also Mr. Grierson, Ms. Phi and Gail Boddy, the head of our human resources department.

Components of Executive Compensation

Our executive officers' compensation currently has three primary components–base compensation or salary, initial stock option awards granted pursuant to our 2007 Equity Incentive Plan and cash bonuses and stock option awards under a performance-based bonus plan. We fix executive officer base compensation at a level we believe enables us to hire and retain individuals in a competitive environment and to reward satisfactory individual performance and a satisfactory level of contribution to our overall business goals. We also take into account the base compensation that is payable by private and public companies with which we believe we generally compete for executives. To this end, we review a number of executive compensation surveys of high technology companies located in the San Francisco Bay Area annually when we review executive compensation. We utilize salary as the base amount necessary to match our competitors for executive talent. We designed our executive bonus plan to focus our management on achieving key corporate financial objectives, to motivate desired individual behaviors and to reward substantial achievement of these company financial objectives and individual goals. We utilize cash bonuses under our bonus plan to reward performance achievements with a time horizon of one year or less, and similarly, we utilize equity grants under our bonus plan to provide additional long-term rewards for short term performance achievements to encourage similar performance over a longer term. We utilize initial and refresh stock options to reward long-term performance, with strong corporate performance and extended officer tenure producing potentially significant value for the officer.

We view these components of compensation as related but distinct. Although our compensation committee does review total compensation, we do not believe that significant compensation derived from one component of compensation should negate or reduce compensation from other components. We determine the appropriate level for each compensation component based in part, but not exclusively, on competitive benchmarking consistent with our recruiting and retention goals, our view of internal equity and consistency and other considerations we deem relevant, such as rewarding extraordinary performance. We believe that, as is common in the technology sector, stock option awards are a significant compensation-related motivator in attracting and retaining employees.

Our compensation committee's current intent is to perform at least annually a strategic review of our executive officers' compensation levels to determine whether they provide adequate incentives and motivation to our executive officers and whether they adequately compensate our executive officers relative to comparable officers in other companies with which we compete for executives. These companies may or may not be public companies or even in all cases technology companies.

In March 2007, our compensation committee retained Compensia, a compensation consulting company, to help evaluate our compensation philosophy and provide guidance in administering our compensation program in the future. At that time, Compensia provided us with market data on a peer group of companies in the technology sector, as well as advice in the review of compensation for fiscal 2008. In March 2008, our compensation committee again retained Compensia to provide similar data and advice in connection with the completion of fiscal 2008 and the review of compensation for fiscal 2009. The information provided by Compensia, and other information obtained by the members of our compensation committee, is benchmarked against the compensation we offer to ensure that our compensation program is competitive. Our compensation committee plans to retain a consultant to provide similar information and advice in future years for consideration in establishing annual salary increases and additional stock grants.

We account for equity compensation paid to our employees under the rules of SFAS 123R, which requires us to estimate and record an expense over the service period of the award. Accounting rules also require us to record cash compensation as an expense at the time the obligation is accrued. Unless and until we achieve sustained profitability, the availability to us of a tax deduction for compensation expense will not be material to our financial position. We structure cash bonus compensation so that it is taxable to our executives at the time it is paid to them. We currently intend that all cash compensation paid will be tax deductible for us. However, with respect to equity compensation awards, while any gain recognized by employees from nonqualified options should be deductible, to the extent that an option constitutes an incentive stock option; gain recognized by the optionee will not be deductible if there is no disqualifying disposition by the optionee. In addition, if we grant restricted stock or restricted stock unit awards that are not subject to performance vesting, they may not be fully deductible by us at the time the award is otherwise taxable to the employee.

Base Compensation

Our compensation committee generally consults benchmark data to better inform its determination of the key elements of our compensation program in order to develop a compensation program that it believes will enable us to compete effectively for new employees and retain existing employees. In general, this benchmark data consists of compensation information from both broad-based third-party compensation surveys and peer groups. The compensation data consisted of salaries and other compensation paid by companies in these surveys and peer groups to executives in positions comparable to those held by our executive officers. Because publicly-filed compensation data is limited to the CEO, CFO and three to five most highly paid executive officers, the peer group comparisons are limited to Messrs. Shaw, Njemanze, Mosher, Grierson and, in the case of the April 2007 recent IPO peer group, Reilly, and Ms. Phi in the case of the April 2007 public company peer group. In connection, with the hiring of Mr. Henry in May 2007 and Mr. Scheel in June 2008, only survey data was reviewed for comparable position salary information. While we compete for executive talent to some degree with companies that have revenues significantly in excess of those represented in the surveys and peer groups, we believe that the companies represented in the surveys and peer groups similarly compete with such larger companies and hence are an appropriate comparison for our employment market. Our compensation committee realizes that using benchmark data may not always be appropriate, but believes that it is the best alternative at this point in the life cycle of our company. In addition to benchmarking studies, our compensation committee has historically taken into account input from other sources, including input from the members of the compensation committee (as well as any input that may be offered by other independent members of our board of directors) and publicly available data relating to the compensation practices and policies of other companies within and outside of our industry.

For the review of compensation in connection with the completion of fiscal 2007 and determination of base and target bonus compensation for fiscal 2008, our compensation committee utilized data from Compensia based on the Culpepper Compensation Survey and the Radford High-Technology Executive Compensation Survey as well as peer groups consisting of companies that had recently completed initial public offerings in the high-technology sector and public company peers. The Culpepper and Radford surveys utilized by Compensia included companies nationally with revenues from $100 million to $300 million and $80 million to $200 million, respectively, except that in case of two of our executive officers, including Mr. Njemanze, the Radford data included companies with revenues between $50 million and $500 million, because data was unavailable for comparable executives in the primary survey. The recent high-tech IPO peer group was selected from offerings completed in the 18 months prior to the analysis, with a focus on those high-technology companies that most closely reflect our size and growth rate (without focusing on our particular industry). This group consists of Aerovironment, CommVault Systems, Dealertrack Holdings, Divx, Double-Take Software, Guidance Software, Kenexa, Omniture, Riverbed Technology, Sourcefire, Switch & Data Facilities Company, Synchronoss Technologies, Taleo, Unica, Verichip and Website Pros. The public company peer group was selected to more closely reflect our industry to a greater extent than the recent high-tech IPO peer group and to reflect our size, growth rate and to a lesser extent our stage of maturity. This group consists of Analex, Art Technology Group, Blue Coat Systems, Chordiant Software, Cogent, CommVault Systems, Efj, Guidance Software, Opnet Technologies, Opsware, Packeteer, RightNow Technologies, Riverbed Technology, Sourcefire, Secure Computing, SonicWALL and Websense. The committee utilized the recent high-tech IPO peer group in addition to the public company peer group because it wanted to more closely match the compensation benchmarks to companies at the time of their IPO than might be accomplished with the more customary peer group made up of public companies within our industry. In each case, the makeup of the peer group was initially proposed by Compensia and then revised to reflect feedback from our management and the compensation committee. Our compensation committee approved the final makeup of the peer groups. We believe that collectively these peer groups were representative of companies in our size range and industry that were a fair representation of the employment market in which we compete.

For the review of compensation in connection with the completion of fiscal 2008 and determination of base and target bonus compensation for fiscal 2009, our compensation committee utilized data from Compensia based on the Radford High-Technology Executive Compensation Survey and a single peer group of companies that reflect our industry, size and growth. The Radford survey utilized by Compensia included companies nationally with revenues from $80 million to $200 million, except that in case of one of our executive officers the Radford data included a broader group of companies with average revenues of approximately $215 million (with the results size-adjusted based on the scaling reflected in the primary survey), because data was unavailable for comparable executives in the primary survey. The peer group, which was selected based on the recommendations of Compensia after it consulted with Mr. Grierson and Ms. Boddy, includes Art Technology Group, BladeLogic, Blue Coat Systems, Chordiant Software, Cogent, CommVault Systems, DemandTec, Double-Take Software, Efj, Guidance Software, NetSuite, Omniture, Opnet Technologies, Opsware, Packeteer, RightNow Technologies, Riverbed Technology, Sourcefire, Secure Computing, SonicWALL, SuccessFactors, Vasco Data Security International and Websense. As before, Compensia initially proposed the makeup of the peer group based on the public company peer group described above, replacing companies that had been acquired and expanding the group to include industry peers closer to our size and stage of maturity. Our management and the compensation committee recommended the addition of high-technology companies so that the group would reflect our anticipated growth rate, and the final peer group was approved by the committee. We believe that collectively these peer groups were representative of companies in our size range and industry that were a fair representation of the employment market in which we compete.

Our compensation committee typically targets executive officers' salaries at a level that was at or near the median of salaries of executives with similar roles at comparable pre-public and small public companies. Our compensation committee believes that the median for base salaries is the minimum cash compensation level that would allow us to attract and retain talented officers. In instances where an executive officer is uniquely key to our success, such as Messrs. Shaw, Reilly and Njemanze, our compensation committee may provide compensation in excess of the median. In the case of Mr. Shaw, the compensation committee determined to provide compensation in excess of the median competitive salary in recognition of his lengthy career in the enterprise software industry, which affords him an extraordinary network of contacts and relationships and sophisticated managerial expertise from which we benefit in developing our business and upon which our growth and development have historically depended to a significant degree. Mr. Reilly's compensation in excess of the median competitive salary recognizes his extensive executive experience in the enterprise software and services industry, including as a chief executive officer, and the breadth of his role within ArcSight. In the case of Mr. Njemanze, the compensation committee determined to provide compensation in excess of the median competitive salary in recognition of the fact that, as one of our founders and our principal technical contributor since we were founded, he has a unique understanding of the technical underpinnings of our products and technologies as well as the market in which we operate. In each case, their fiscal 2008 salaries were approximately 10-20% above the median competitive salary. Our compensation committee's choice of the foregoing salary target to apply to the data in the compensation surveys reflected consideration of our stockholders' interests in paying what was necessary, but not significantly more than necessary, to achieve our corporate goals, while conserving cash as much as practicable. In connection with the hiring of Mr. Scheel, our Senior Vice President of Business Development, in June 2008, our compensation committee approved a salary approximately 10% above the median competitive salary in light of his broad ranging corporate and business development background in the enterprise software and services industry. We believe that, given the industry in which we operate and the corporate culture that we have created, base compensation at this level is generally sufficient to retain our existing executive officers and to hire new executive officers when and as required.

We annually review our base salaries, and may adjust them from time to time based on market trends, including review of benchmark information, as well as the recognition that compensation levels are typically reviewed annually and survey information may not fully reflect changes in salary levels over time or particular acute geographic or market circumstances. We also review the applicable executive officer's responsibilities, performance and experience. We do not provide formulaic base salary increases to our executive officers. If necessary, we also realign base salaries with market levels for the same positions in companies of similar size to us represented in the compensation data we review, if we identify significant market changes in our data analysis. Additionally, we adjust base salaries as warranted throughout the year for promotions or other changes in the scope or breadth of an executive's role or responsibilities. For example, in September 2007, the compensation committee determined to increase the base salary for two of our executive officers, in the case of one executive officer who is not a named executive officer, to adjust the salary to the median competitive level, and in the case of Mr. Njemanze to reflect his key contributions to us and the development of our products and technologies. In March 2008, the compensation committee determined to increase Mr. Grierson's annual base salary from $230,000 to $255,000, effective March 1, 2008, in light of his base salary level relative to the benchmark target in recognition of his achievements in connection with our IPO process.

Equity Compensation

In February 2006, in response to Section 409A of the Internal Revenue Code of 1986, as amended, and the proposed regulations issued by the U.S. Internal Revenue Services thereunder, our board of directors hired FSCG to determine the fair market value of our common stock as of February 1, 2006 and sought periodic valuation updates prior to our IPO in February 2008. All equity awards to our employees, including executive officers, and to our directors have been granted and reflected in our consolidated financial statements, based upon the applicable accounting guidance, at fair market value on the grant date in accordance with the valuation determined by FSCG, the price to the public in our IPO for grants approved in the period prior to completion, or the closing price of our stock on The NASDAQ Global Market on the date of grant. We do not have any program, plan or obligation that requires us to grant equity compensation on specified dates and, we have not timed equity grants in connection with the release or withholding of material non-public information. It is possible that we will establish programs or policies of this sort in the future. Authority to make equity grants to executive officers rests with our compensation committee, although, as noted above, our compensation committee does consider the recommendations of Mr. Shaw in connection with grants to other executive officers. Prior to the original engagement of an independent valuation firm, our board of directors determined the value of our common stock based on consideration of a number of relevant factors including the status of our business in light of market conditions, our earnings history and forecasted earnings, the absence of a market for sales of our capital stock and the absence of a significant number of reasonably comparable publicly-traded corporations in the same industry as we are, the preferences of our preferred stock, the risks inherent in the development and expansion of our product and services offerings, and other risks normally associated with operating a similarly situated business.

Authority to make equity-based awards to executive officers rests with our compensation committee, which considers the recommendations of Mr. Shaw. Due to the early stage of our business, we believe that equity awards will incentivize our executive officers to achieve long-term performance because they provide greater opportunities for our executive officers to benefit from any future successes in our business. Consistent with this view, our compensation committee chose to make equity grants based on input from members of the compensation committee (as well as any input that may be offered by other independent members of our board of directors) drawing on their experience as directors and executives at other companies within and outside of our industry, as well as recommendations from Mr. Shaw. Each executive officer is initially provided with an option grant when they join our company based upon their position with us and their relevant prior experience. These initial grants generally vest over four years and no shares vest before the one year anniversary of the option grant. We spread the vesting of our options over four years to compensate executives for their contribution over a period of time. In addition, one of the initial stock option grants made to Mr. Reilly in connection with his hiring in November 2006 vested as to approximately one quarter of the shares upon the achievement of specified milestones relating to business planning and operations, sales, services and support execution, and company positioning, market and product strategy, during his first year of employment at the company, and, if such milestones were achieved, the remaining shares vest monthly over the subsequent three years, with such option terminating if the milestones were not achieved. Prior to hiring Mr. Reilly, we had not had an individual serving in the separate role of chief operating officer (the role in which he was initially hired). The compensation committee and our board of directors determined to include performance criteria, in addition to the typical time-based vesting, for the option covering approximately $1/4^{th}$ of the total number of shares granted to Mr. Reilly in order to ensure that we did not incur the dilution associated with this grant unless we realized the benefits anticipated when hiring an individual at this level. In December 2007, based on the recommendation of Mr. Shaw, our compensation committee determined that Mr. Reilly had achieved the performance milestones.

The value of the shares subject to the fiscal 2008 option grants to named executive officers are reflected in the "Summary Compensation Table" table below and further information about these grants is reflected in the "Fiscal 2008 Grants of Plan-Based Awards" table below.

In November 2007, our board of directors adopted new equity compensation plans. The 2007 Equity Incentive Plan replaced our 2002 Stock Plan immediately following our IPO, as described below, affording our compensation committee much greater flexibility in making a wide variety of equity awards. Participation in the 2007 Employee Stock Purchase Plan is also available to all executive officers on the same basis as our other employees. However, any executive officers who are 5% stockholders, or would become 5% stockholders as a result of their participation in our 2007 Employee Stock Purchase Plan, will be ineligible to participate in our 2007 Employee Stock Purchase Plan.

Other than the equity plans described in this section, we do not have any equity security ownership guidelines or requirements for our executive officers and we do not have any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation or among different forms of non-cash compensation. Other than Messrs. Shaw and Njemanze, our equity compensation plans have provided the principal method for our executive officers to acquire equity or equity-linked interests in our company.


PROXY

Cash Bonuses Under Our Bonus and Profit Sharing Plans

We pay bonuses annually, generally during the first quarter of our fiscal year. We determined not to pay bonuses quarterly or semi-annually because our compensation committee believed an annual orientation was appropriate given the fluctuations in our operating results from quarter to quarter. We base bonuses for executive officers other than Mr. Shaw on three components–revenues, operating income and individual contributions relative to individual performance objectives as determined by the executive officer's supervisor. The individual performance objectives are determined by each executive officer's supervisor and might include such objectives as budgeting and cost controls, hiring and personnel development, strategic thinking and management. Unlike our bonus and profit sharing plan for fiscal 2007, our compensation committee determined that bonuses for executive officers under our bonus and profit sharing plan for fiscal 2008 should also be based on the achievement of targeted operating income goals. We will pay no bonus under this plan unless both the revenue and operating income targets are achieved, regardless of an individual executive officer's contributions. If the revenue and operating income components are achieved, executive officers are eligible to receive bonuses at the target level. However, the actual portion of the eligible bonus that is ultimately awarded is determined by our chief executive officer, following evaluation of the executive officer's contributions by the executive officer's supervisor where such supervisor is not the chief executive officer. The compensation committee chose revenues and operating income as the financial metrics for bonuses because it believed that we should reward revenue growth, but only if that revenue growth is achieved cost effectively. Likewise, it believed a "profitable company" with little or no growth was not acceptable. Thus, the compensation committee considered the chosen metrics to be the best indicators of financial success and stockholder value creation. The individual performance objectives are determined by the executive officer to whom the potential bonus recipient reports. We base bonuses for Mr. Shaw on revenues and operating income. Our compensation committee believes that Mr. Shaw's responsibility is the overall performance of ArcSight as a company, with emphasis on achievement of targeted revenues and operating income, and consequently did not establish separate individual performance objectives for Mr. Shaw. Payments of cash bonuses are contingent upon continued employment through the actual date of payment.

In December 2007, our compensation committee adopted our bonus and profit sharing plan for fiscal 2008 to reward all employees of the company, including executive officers. The plan included a targeted revenue goal of $90.9 million and break even operating income at that revenue level. Under this plan, executive officers other than Mr. Mosher will receive no payment unless we achieve at least 100% of the targeted revenues and operating income goals. If we achieve these goals, then Messrs. Shaw, Reilly, Njemanze and Grierson will receive:

- a payment of 45% of base salary if we achieve 100% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;
- a payment of 55% of base salary if we achieve more than 100% but less than 105% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;
- a payment of 65% of base salary if we achieve at least 105% but less than 110% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;
- a payment of 75% of base salary if we achieve at least 110% but less than 115% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;

- a payment of 85% of base salary if we achieve at least 115% but less than 120% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target; and
- a payment of 100% of base salary if we achieve 120% or more of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target,

and our remaining executive officers other than Mr. Mosher will receive:

- a payment of 35% of base salary if we achieve 100% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;
- a payment of 40% of base salary if we achieve more than 100% but less than 105% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;
- a payment of 50% of base salary if we achieve at least 105% but less than 110% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;
- a payment of 65% of base salary if we achieve at least 110% but less than 115% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;
- a payment of 80% of base salary if we achieve at least 115% but less than 120% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target; and
- a payment of 100% of base salary if we achieve 120% or more of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target.

As a result of revenue performance in fiscal 2008, executive officers other than Mr. Mosher were eligible for bonuses under the bonus and profit sharing plan for fiscal 2008 based on achievement up to the level of at least 110% but less than 115%, based on our performance under the financial metrics.

In light of Mr. Mosher's position as Senior Vice President of Worldwide Field Operations, which primarily involves responsibility for our sales and pre-sales efforts, we feel it is more appropriate to tie the additional cash incentives to his revenue-generating efforts and management of the operating expenses and contribution margin for our sales department, rather than tying his additional cash incentives solely to the company-level financial objectives. For this reason, we pay him a quarterly sales commission pursuant to his Sales Commission Plan–FY 2008, rather than the bonus discussed above for other executive officers. Under the plan, which was approved in final form by the compensation committee in March 2008, Mr. Mosher was entitled to quarterly commission payments based on achievement of quarterly revenues targets, with the potential commission rates structured to incentivize achievement and overachievement of the targets. In addition, under the plan, Mr. Mosher receives an additional commission in the event that he achieves or exceeds his revenues target and either (i) actual operating expenses for the sales department are less than or equal to the sales operating expense target, or (ii) actual contribution margins for the sales department are equal to or greater than the sales contribution margin target.

The target level bonus for executive officers amount is generally set a level based on the median for executives with similar roles at comparable companies according to the survey and peer group data described above. The "target" and "maximum" bonus amounts that could be earned by each named executive officer in fiscal 2008 are reflected in the "Fiscal 2008 Grants of Plan-Based Awards" table below.

Our annual cash bonuses, as opposed to our equity grants, are designed to more immediately reward our executive officers for their performance during the most recent fiscal year. We believe that the immediacy of these cash bonuses, in contrast to our equity grants which vest over a period of time, provides a significant incentive to our executives towards achieving their respective individual objectives, and thus our company-level objectives. Thus, we believe our cash bonuses are an important motivating factor for our executive officers, in addition to being a significant factor in attracting and retaining our executive officers.

We do not have a formal policy regarding adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of the award or payment. Our compensation committee believes that the issue is best addressed when the need actually arises, and when all of the facts regarding the restatement are known.

PROXY

Equity Bonuses Under Our Bonus and Profit Sharing Plans

Our compensation committee believes that granting additional stock options on an annual basis to existing executive officers provides an important incentive to retain executives and rewards them for short-term company performance while also creating long-term incentives to sustain that performance. Under our bonus and profit sharing plan for fiscal 2008, the compensation committee approved a pool of 237,500 shares of common stock to be granted during the first quarter of fiscal 2008 to our officers, including our executive officers, on the achievement of the targeted revenues goal, and, for the officers other than Mr. Shaw, individual performance objectives, for the reasons described above for cash bonuses. The annual grant to Mr. Shaw is determined by our compensation committee after input from and consultation with the other independent members of our board of directors. The annual grants to all other executive officers are determined by our compensation committee after input from and consultation with Mr. Shaw. Our compensation committee may exercise its discretion in modifying any recommended adjustments or awards to executives. In accordance with the process described above, for grants under our bonus and profit sharing plan for fiscal 2008, our compensation committee determined the amount of Mr. Shaw's grant based on the level of our achievement of the targeted revenue and operating income goals and its evaluation of Mr. Shaw's contribution toward that achievement relative to the contribution of the remainder of our officers, based on their performance under their individual performance objectives and their respective relative contributions to our success as determined in connection with the evaluations described above for determination of cash bonuses under our bonus and profit sharing plan for fiscal 2008. Following that determination, Mr. Shaw made recommendations to our compensation committee regarding, and our compensation committee ultimately determined, the awards made to our other executive officers. When making the recommendation and determining the amounts of the awards, consideration was given to the median equity compensation of executives with similar roles at comparable companies according to the survey and peer group data described above. See footnote (2) to the "Fiscal 2008 Grants of Plan-Based Awards" table below for the specific amounts of these grants for our named executive officers. Equity grants made pursuant to the bonus plan vest over four fiscal years and no shares vest before the first day of the succeeding fiscal year (the fiscal year following the fiscal year in which the options were actually granted). In addition to the annual awards pursuant to our bonus and profit sharing plan, grants of stock options may be made to executive officers following a significant change in job responsibility or in recognition of a significant achievement. The "shares underlying," "exercise price" and "grant date fair value" of option awards made to each named executive officer in fiscal 2008 are reflected in the "Fiscal 2008 Grants of Plan-Based Awards" table below.

The compensation committee has the discretion to award cash bonuses or equity-based grants outside of our bonus and profit sharing plan. In May 2008, the compensation committee reviewed information from Compensia regarding the rate of aggregate equity compensation awards and the allocation of such awards between executives and employees. In June 2008, our compensation committee exercised its discretion to make 250,000 additional shares of common stock (in addition to the 237,500 share pool described above) available for award in connection with the completion of fiscal 2008 to reward performance and in recognition of our benchmark targets in light of compensation data provided by Compensia, and approved grants to plan participants for the aggregate 487,500 shares available, including an aggregate of 268,126 granted to executive officers. In addition, in October 2007, the compensation committee determined to make equity-based grants outside of our bonus and profit sharing plan to two of our executive officers, who are not named executive officers, to adjust their equity compensation to the median competitive level as reflected in the relevant survey and peer group information. The amounts of such grants were not material. The amounts granted, exercise price and grant date fair value of each grant to our named executive officers in fiscal 2008, including under our Fiscal Year 2007 Management and Employee Bonus Plan, are reflected in the "Fiscal 2008 Grants of Plan-Based Awards" table below. The amounts granted and exercise price for each grant to our named executive officers under our Fiscal Year 2008 Management Bonus Plan are reflected in the footnotes to the "Fiscal 2008 Grants of Plan-Based Awards" and "Outstanding Equity Awards at April 30, 2008" tables below.

Severance and Change of Control Payments

When we retained Mr. Shaw in August 2001, we entered into an employment agreement, which was amended initially in August 2004 as the initial term expired and then amended again effective in August 2007 as the term expired for the amended employment agreement. Under our employment agreement and option grant agreements with Mr. Shaw and under the offer letters and option grant agreements with some of our executive officers, we are required to make specified severance payments and accelerate the vesting of equity awards in the event of a termination in connection with a change in control. For quantification of and additional information regarding these severance and change of control arrangements, please see the discussion under "— Employment, Severance and Change of Control Arrangements" below. Our employment agreement and option grant agreements with Mr. Shaw also provide severance and acceleration of vesting if we terminate his employment without cause or if he terminates his employment for good reason. Our board of directors determined to provide these severance and change of control arrangements in order to mitigate some of the risk that exists for executives working in a small, dynamic startup company, an environment where there is a meaningful likelihood that we may be acquired. These arrangements are intended to attract and retain qualified executives that have alternatives that may appear to them to be less risky absent these arrangements, and to mitigate a potential disincentive to consideration and execution of such an acquisition, particularly where the services of these executive officers may not be required by the acquirer.

Perquisites and Other Personal Benefits

Under the terms of our then-current employment agreement with Mr. Shaw, until August 2007 we were obligated to pay or reimburse him for the following perquisites and other personal benefits:

- an apartment near our corporate headquarters, together with related utilities;
- commercial airfare for travel between Mr. Shaw's residences outside of the San Francisco Bay Area and our corporate headquarters, and an automobile for use when he is in the San Francisco Bay Area, together with related expenses;
- life insurance premiums for an insurance policy in the amount of $2.0 million payable to the beneficiary designated by Mr. Shaw;
- membership dues for a country club and a yacht club (which are no longer perquisites to Mr. Shaw under his current employment agreement, as described below); and
- cash in an amount equal to the federal and state income and payroll taxes on the foregoing items.

When we initially retained Mr. Shaw as our chairman, president and chief executive officer in August 2001, we agreed to provide the life insurance and club membership dues described above and to reimburse him for the federal and state income and payroll taxes for such benefits, believing that his retention was critical to our future success and that, as with the level of his base salary, those perquisites were necessary to retain him and provide adequate incentive for his efforts. We also agreed to provide him with four weeks of annual vacation. In 2004, Mr. Shaw relocated his primary residences from the San Francisco Bay Area to Montana and Cabo San Lucas, Mexico for personal reasons as the end of the term of our employment agreement with him approached. Following Mr. Shaw's relocation, we believed that it was still in our best interests to retain his services and agreed to amend his employment agreement to extend its term, provide the apartment and transportation necessary to enable him to serve with us while having his primary residences outside of the San Francisco Bay Area and to cover the federal and state income and payroll taxes for such additional benefits. Subsequent to that time, Mr. Shaw sold his Cabo San Lucas, Mexico residence, and solely resides in Montana and Idaho.

In September 2007, we entered into our current employment agreement with Mr. Shaw, effective as of August 2007, under which he will receive a minimum salary of $414,500, and we are obligated to pay or reimburse him for the following perquisites and other personal benefits:

- an apartment near our corporate headquarters, together with related utilities;
- commercial airfare for travel between Mr. Shaw's residences outside of the San Francisco Bay Area and our corporate headquarters, and an automobile for use when he is in the San Francisco Bay Area, provided that

the aggregate reimbursement for these items and the apartment and utilities discussed above will not exceed $125,000 in the aggregate in any fiscal year;

- life insurance premiums for an insurance policy in the amount of $2.0 million payable to the beneficiary designated by Mr. Shaw; and
- cash in an amount equal to the federal and state income and payroll taxes on the foregoing items.

In addition, our employment agreement with Mr. Shaw provides for the severance and change of control benefits described under "— Employment, Severance and Change of Control Arrangements" below. Our prior employment agreement with Mr. Shaw expired in August 2007. Our compensation committee and our board of directors approved the new employment agreement with Mr. Shaw, which expires in August 2009, because they believed that it was in our best interests to retain his services, and agreed to amend his employment agreement to extend its term, subject to amending our compensation arrangement with him to provide the salary, perquisites and benefits described above. In connection with the annual review of executive officer compensation in May 2007, our compensation committee determined not to increase Mr. Shaw's base salary as it was already at a level relative to the median competitive salary that appropriately reflected his unique contributions to our success. However, in August 2007 in connection with renegotiation of Mr. Shaw's employment agreement, the compensation committee determined that it was appropriate to eliminate some of the perquisites previously provided to Mr. Shaw under his then-current employment agreement and in connection therewith to increase his base salary to partially offset the economic effect of eliminating those perquisites.

Other Benefits

Executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life, disability, and accidental death and dismemberment insurance and our 401(k) plan, in each case on the same basis as other employees. We do not match employee contributions under our 401(k) plan. We also provide vacation and other paid holidays to all employees, including our executive officers, which are comparable to those provided at peer companies. There were no special benefits or perquisites provided to any executive officer in fiscal 2007 other than Mr. Shaw as described above.

Compensation Committee Report

The compensation committee has reviewed and discussed the Compensation Disclosure and Analysis set forth above with our management. Based on its review and discussions, the compensation committee recommended to our board of directors that the Compensation Disclosure and Analysis be included in this proxy statement.

Submitted by the Compensation Committee of
the Board of Directors,

Craig Ramsey
Sandra Bergeron
William Crowell
Ted Schlein

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain information with respect to compensation awarded to, earned by or paid to each person who served as our Chief Executive Officer, our Chief Financial Officer and each of our three other most highly compensated executive officers whose compensation was more than $100,000 during the fiscal year ended April 30, 2008 and 2007. We refer to these executive officers as our "named executive officers" elsewhere in this proxy statement

Name and Principal Position	Fiscal Year	Salary[1]	Option Awards[2]	Non-Equity Incentive Plan Compensation[3]	All Other Compensation	Total
Robert W. Shaw	2008	$410,438	$ 157,718	$310,875	$222,589[4]	$1,101,620
Chief Executive Officer	2007	400,000	197,987	154,000	220,743[5]	972,730
Stewart Grierson	2008	234,167[6]	65,878	191,250	—	491,295
Chief Financial Officer	2007	230,000	25,646	75,268	—	330,914
Tom Reilly	2008	300,000	1,210,897	225,000	—	1,735,897
President and Chief Operating Officer	2007	129,615[7]	512,812	48,125	—	690,552
Hugh S. Njemanze	2008	289,583[8]	77,697	225,000	—	592,280
Chief Technology Officer and Executive Vice President of Research and Development	2007	270,833	50,966	105,875	—	427,674
Reed T. Henry	2008	246,310[9]	204,248	159,834	—	610,392
Senior Vice President of Marketing						

(1) The amounts in this column include payments by us in respect of accrued vacation, holidays and sick days, as well as any salary contributed by the named executive officer to our 401(k) plan.

(2) In accordance with SEC rules, the amounts in this column represent the amounts that we would have recognized as compensation expense for financial statement reporting purposes for any part of fiscal 2007 in accordance with SFAS 123R in connection with all of the options previously issued to the named executive officer had we applied the modified prospective transition method without reflecting the estimate for forfeitures related to service-based vesting used for financial statement reporting purposes, rather than the prospective transition method actually utilized by us for financial statement reporting purposes. Please see Note 9 of the Notes to our Consolidated Financial Statements in our annual report on Form 10-K for fiscal 2008 for a discussion of all assumptions made in determining the grant date fair values of the options we granted.

(3) The amounts in this column reflect amounts paid pursuant to our Fiscal Year 2007 Management and Employee Bonus Plan and our Fiscal Year 2008 Management Bonus Plan. For a description of these plans, see "Compensation Discussion and Analysis — Cash Bonuses Under Our Bonus and Profit Sharing Plans."

(4) Includes $102,028 in tax reimbursements (related to the following items), $48,872 in apartment expenses and utilities, $45,387 in commuting airfare and taxis, and also includes life insurance premiums, automobile expenses and yacht and country club memberships for the portion of the fiscal year prior to discontinuation of those perquisites in August 2007. See "Compensation Discussion and Analysis — Perquisites and Other Personal Benefits."

(5) Includes $101,203 in tax reimbursements (related to the following items), $47,579 in apartment expenses and utilities and $40,450 in commuting airfare and taxis, and also includes life insurance premiums, automobile expenses and yacht and country club memberships.

(6) In March 2008, Mr. Grierson's annual salary was increased to $255,000, effective March 1, 2008.

(7) Mr. Reilly began service with us in November 2006. Mr. Reilly's annual salary is $300,000.

(8) In September 2007, Mr. Njemanze's annual salary was increased to $300,000, effective October 2007.

(9) Mr. Henry began service with us in May 2007. Mr. Henry's annual salary is $250,000.

For a description of the material terms of offer letters and employment agreements for the named executive officers, see "—Employment, Severance and Change of Control Arrangements," below.

Fiscal 2008 Grants of Plan-Based Awards

The following table summarizes grants made to each of our named executive officers in fiscal 2008.

Name	Grant Date	Estimated Possible Future Payouts Under Non-Equity Incentive Plan Awards[1]		Estimated Possible Future Payouts Under Equity Incentive Plan Awards[2]	Number of Securities Underlying Options[3]	Exercise Price of Option Awards[4]	Grant Date Fair Value of Stock and Option Awards[5]
		Target	Maximum				
Robert W. Shaw	8/7/07	—	—	—	17,468[6]	$10.00	$ 94,327
	8/7/07	—	—	—	27,532[6]	10.00	148,673
	—	$186,525	$414,500	—	—	—	—
Stewart Grierson	8/7/07	—	—	—	23,847[6]	10.00	128,774
	8/7/07	—	—	—	7,403[6]	10.00	39,976
	—	114,750	255,000	—	—	—	—
Thomas Reilly	—	—	—	—	—	—	—
	—	135,000	300,000	—	—	—	—
Hugh S. Njemanze	8/7/07	—	—	—	23,847[6]	10.00	128,774
	8/7/07	—	—	—	7,403[6]	10.00	39,976
	—	135,000	300,000	—	—	—	—
Reed T. Henry	8/7/07	—	—	—	40,000[7]	10.00	216,000
	8/7/07	—	—	—	110,984[7]	10.00	599,314
	—	86,064	246,310[8]	—	—	—	—

(1) The amounts in this column reflect amounts payable pursuant to our Fiscal Year 2008 Management Bonus Plan.

(2) As described in "Compensation Discussion and Analysis—Equity Bonuses Under Our Bonus and Profit Sharing Plans," all of our executive officers were eligible to receive options to purchase shares of our common stock pursuant to our Fiscal Year 2008 Management Bonus Plan. These options were allocated out of a pool of 487,500 shares of our common stock for all of our officers, including our executive officers. There were no threshold, target or maximum amounts for these option grants, as the allocation of shares to the eligible executives was determined by our compensation committee, with input from Mr. Shaw, except that Mr. Shaw had no input into his option grant. In June 2008, we granted the following options to purchase shares of our common stock at an exercise price of $8.50 per share pursuant to the allocation determined by our compensation committee and Mr. Shaw: Mr. Shaw, 60,937 shares; Mr. Grierson, 39,000 shares; Mr. Reilly, 46,313 shares; Mr. Njemanze, 39,000 shares; and Mr. Henry, 29,250 shares. For additional information on these grants, see the footnotes to the "Outstanding Option Awards at Fiscal 2008 Year-End" table.

(3) Each stock option was granted pursuant to our 2002 Stock Plan.

(4) Represents the fair market value of a share of our common stock on the option's grant date, as determined by our board of directors.

(5) The amounts in this column represent the grant date fair value, computed in accordance with SFAS 123R, of each option granted to the named executive officer in fiscal 2008, less in the case of modified or replacement options the fair value of the option modified or replaced. Our compensation cost for these option grants is similarly based on the grant date fair value but is recognized over the period, typically four years, during which the named executive officer must provide services in order to earn the award. Please see Note 9 of the Notes to our Consolidated Financial Statements in our annual report on Form 10-K for fiscal 2008 for a discussion of all assumptions made in determining the grant date fair values of the options we granted in fiscal 2008.

(6) The option vests as to 1/4th of the shares of common stock underlying it on May 1, 2008 and vests as to 1/48th of the underlying shares monthly thereafter until fully vested on May 1, 2011.

(7) The option vests as to 1/4th of the shares of common stock underlying it on May 7, 2008 and vests as to 1/48th of the underlying shares monthly thereafter until fully vested on May 7, 2011.

(8) Mr. Henry began service with us in May 2007, and was eligible to receive up to the pro rated portion of his bonus under the Fiscal Year 2008 Management Bonus Plan.

Each of the grants made on May 1, 2008 is exercisable as it vests. Each of these stock options expires ten years from the date of grant. These stock options are also subject to accelerated vesting upon involuntary termination or constructive termination following a change of control of us, as discussed below in "—Employment, Severance and Change of Control Arrangements."

Outstanding Equity Awards at April 30, 2008

The following table summarizes outstanding equity awards held by each of our named executive officers as of April 30, 2008.

Name	Number of Securities Underlying Unexercised Options[1]		Option Exercise Price[2]	Options Expiration Date
	Exercisable	Unexercisable		
Robert W. Shaw[3]	200,000[4]	—	$ 0.24	1/22/2014
	250,000[5]	—	0.80	2/3/2015
	250,000[5]	—	0.80	2/3/2015
	50,000[6]	—	4.00	5/26/2015
	21,451[7]	23,316[7]	6.08	6/5/2016
	1,010[7]	1,098[7]	6.08	6/5/2016
	—[8]	17,468[8]	10.00	8/7/2017
	—[8]	27,532[8]	10.00	8/7/2017
Stewart Grierson[9]	25,000[4]	—	0.16	1/29/2013
	25,000[4]	—	0.16	7/16/2013
	18,750[4]	—	0.24	1/22/2014
	131,250[10]	—	0.48	10/6/2014
	25,000[6]	—	4.00	5/26/2015
	62,500[6]	—	4.00	5/26/2015
	11,380[7]	12,370[7]	6.08	6/5/2016
	—[8]	23,847[8]	10.00	8/7/2017
	—[8]	7,403[8]	10.00	8/7/2017
Thomas Reilly[11]	14,705[12]	—	6.80	1/24/2017
	856,748[12]	—	6.80	1/24/2017
	290,484[12]	—	6.80	1/24/2017
Hugh S. Njemanze[9]	125,000[13]	—	0.80	2/3/2015
	25,000[6]	—	4.00	5/26/2015
	11,380[7]	12,370[7]	6.08	6/5/2016
	—[8]	23,847[8]	10.00	8/7/2017
	—[8]	7,403[8]	10.00	8/7/2017
Reed T. Henry[14]	—[15]	40,000[15]	10.00	8/7/2017
	—[15]	110,984[15]	10.00	8/7/2017

(1) Each stock option was granted pursuant to our 2002 Stock Plan. The vesting and exercisability of each stock option is described in the footnotes below. Each of these stock options expires ten years from the date of grant. These stock options are also subject to accelerated vesting upon involuntary termination or constructive termination following a change of control, as discussed below in "—Employment, Severance and Change of Control Arrangements."

(2) Represents the fair market value of a share of our common stock on the option's grant date, as determined by our board of directors.

(3) In June 2008, we granted Mr. Shaw an option to purchase 60,937 shares of our common stock at an exercise price of $8.50 per share pursuant to our Fiscal Year 2008 Management Bonus Plan. This option vests as to 1/4th of the shares of common stock underlying it on May 1, 2009 and as to 1/48th of the underlying shares monthly thereafter until fully vested on May 1, 2012. For a description of this plan, see "Compensation Discussion and Analysis—Equity Bonuses Under Our Bonus and Profit Sharing Plans."

(4) This stock option is fully vested.

(5) These options were granted to Mr. Shaw concurrently, one of which vested as to 1/4th of the shares of common stock underlying it on February 3, 2006 and vests as to 1/48th of the underlying shares monthly thereafter until fully vested on February 3, 2009, and the other of which vested as to 1/2 of the shares of common stock underlying it on February 3, 2007 and vests as to 1/48th of the underlying shares monthly thereafter until fully vested on February 3, 2009.

(6) Option vested as to 1/4th of the shares of common stock underlying it on May 1, 2006 and vests as to 1/48th of the underlying shares monthly thereafter until fully vested on May 1, 2009.

(7) Option vested as to 1/4th of the shares of common stock underlying it on May 1, 2007 and vests as to 1/48th of the underlying shares monthly thereafter until fully vested on May 1, 2010.

(8) Option vested as to 1/4th of the shares of common stock underlying it on May 1, 2008 and vests as to 1/48th of the underlying shares monthly thereafter until fully vested on May 1, 2011.

(9) In June 2008, we granted Messrs. Grierson and Njemanze each an option to purchase 39,000 shares of our common stock at an exercise price of $8.50 per share pursuant to our Fiscal Year 2008 Management Bonus Plan. Each option vests as to 1/4th of the shares of common stock underlying it on May 1, 2009 and as to 1/48th of the underlying shares monthly thereafter until fully vested on May 1, 2012. For a description of this plan, see "Compensation Discussion and Analysis—Equity Bonuses Under Our Bonus and Profit Sharing Plans."

(10) Option vested as to 1/4th of the shares of common stock underlying it on October 1, 2005 and vests as to 1/48th of the underlying shares monthly thereafter until fully vested on October 1, 2008.

(11) In June 2008, we granted Mr. Reilly an option to purchase 46,313 shares of our common stock at an exercise price of $8.50 per share pursuant to our Fiscal Year 2008 Management Bonus Plan. This option vests as to 1/4th of the shares of common stock underlying it on May 1, 2009 and as to 1/48th of the underlying shares monthly thereafter until fully vested on May 1, 2012. For a description of this plan, see "Compensation Discussion and Analysis—Equity Bonuses Under Our Bonus and Profit Sharing Plans."

(12) Includes options to purchase 856,748 shares, 14,705 shares and 290,484 shares granted to Mr. Reilly concurrently in connection with his hiring. Each of the option to purchase 856,748 shares and the option to purchase 14,705 shares vested as to 1/4th of the shares of common stock underlying it on November 27, 2007 and as to 1/48th of the underlying shares monthly thereafter until fully vested on November 27, 2010. The option to purchase 290,484 shares vested as to 1/4th of the shares of common stock underlying it on November 27, 2007 and as to 1/48th of the underlying shares monthly thereafter until fully vested on November 27, 2010.

(13) Option vested as to 1/4th of the shares of common stock underlying it on February 3, 2006 and vests as to 1/48th of the underlying shares monthly thereafter until fully vested on February 3, 2009.

(14) In June 2008, we granted Mr. Henry an option to purchase 29,250 shares of our common stock at an exercise price of $8.50 per share pursuant to our Fiscal Year 2008 Management Bonus Plan. The option vests as to 1/4th of the shares of common stock underlying it on May 1, 2009 and as to 1/48th of the underlying shares monthly thereafter until fully vested on May 1, 2012. For a description of this plan, see "Compensation Discussion and Analysis—Equity Bonuses Under Our Bonus and Profit Sharing Plans."

(15) The option vests as to 1/4th of the shares of common stock underlying it on May 7, 2008 and vests as to 1/48th of the underlying shares monthly thereafter until fully vested on May 7, 2011.

Employment, Severance and Change of Control Arrangements

Under our employment agreement and option grant agreements with Mr. Shaw, if we terminate his employment for any reason other than cause, death or disability or if he terminates his employment for good reason, he is entitled to a lump-sum severance payment equal to his then-current annual base salary and accelerated vesting of 33% of his remaining unvested stock options. If we terminate his employment without cause or if he terminates his employment for good reason within 12 months of a change in control, he is entitled to a lump-sum severance payment equal to his then-current annual base salary and accelerated vesting of all remaining unvested stock options. For a description of the base salary and perquisites and other personal benefits provided for under our employment agreement Mr. Shaw, please see the discussion under "Compensation Discussion and Analysis—Base Compensation," "Compensation Discussion and Analysis—Perquisites and Other Personal Benefits" and "—Summary Compensation Table" above.

Under our offer letter with Mr. Grierson, if he is subject to an involuntary termination within six months of a change in control, then for three months following such termination he is entitled to continued payment of his then-current base salary and COBRA health insurance premiums, and will also receive accelerated vesting of 50% of his remaining unvested stock options as of his termination date.

Under our offer letter with Mr. Reilly, if he is subject to an involuntary termination within 12 months of a change in control, then for 12 months following that termination he is entitled to continued payment of his then-current annual base salary and accelerated vesting of all remaining unvested stock options.

Under our offer letter with Mr. Njemanze, if we terminate his employment for any reason, then for six months following such termination he is entitled to continued payment of his then-current base salary.

Under our offer letter with Mr. Henry, if he is subject to an involuntary termination within 12 months of a change in control, then for three months following that termination he is entitled to continued payment of his then-current base salary and COBRA health insurance premiums, and will also receive accelerated vesting of 50% of his remaining unvested stock options as of his termination date.

Absent a change of control event, no executive officer other than Mr. Shaw or Mr. Njemanze is entitled upon termination to either equity vesting acceleration or cash severance payments.

For Messrs. Shaw and Reilly, cause is defined as the occurrence of any of the following:

- willful failure by the executive officer to substantially perform his duties under his employment agreement, after receipt of a written warning from our board of directors;
- a willful act by the executive officer that is injurious to us;
- a willful breach by the executive officer of a material provision of his employment agreement or offer letter; or
- a material violation by the executive officer of a federal or state law or regulation applicable to our business.

For Mr. Shaw, good reason is defined as the occurrence of any of the following (unless the event described in the third, fourth or fifth bullet points occurs prior to a change in control and also generally applies to all other members of our senior management):

- the assignment to Mr. Shaw of any duties or the reduction of his duties, either of which results in a significant diminution in his position or responsibilities with us in effect immediately prior to such assignment, or the removal of Mr. Shaw from such position and responsibilities;
- the assignment to Mr. Shaw of (i) any position other than our chief executive officer or (ii) any position that does not report directly to our board of directors;
- a material reduction, without good business reasons, of the facilities and perquisites available to Mr. Shaw immediately prior to such reduction;
- a material reduction in Mr. Shaw's base salary; or
- a material reduction by us in the kind or level of employee benefits to which Mr. Shaw is entitled immediately prior to that reduction with the result that Mr. Shaw's overall benefits package is significantly reduced.

For Messrs. Griersron, Reilly and Henry, involuntary termination is defined as the occurrence of any of the following:

- we terminate the executive officer without cause; or
- the executive officer resigns within 30 days after the scope of his or her job responsibilities or authority was materially reduced without his or her written consent.

In addition, the resignation by Messrs. Grierson or Reilly within 30 days after receipt of notice that his principal workplace will be relocated 100 miles or more from its location at the time of notice shall constitute involuntary termination.

For Messrs. Grierson and Henry, cause is defined as the occurrence of any of the following:

- the commission of an act of embezzlement, fraud, dishonesty or breach of fiduciary duty to us;
- deliberate and repeated violation of our rules or the valid instructions of our board of directors or an authorized officer;
- any unauthorized disclosure by the executive officer of any of our secrets or confidential information;
- the inducement of any of our clients or customers to break any contract with us; or
- the engagement in any conduct that could reasonably be expected to result in loss, damage or injury to us.

A change of control will occur, generally, in the event of a merger, sale of our assets or a stock acquisition in which the stockholders of our company will hold less than 50% of the stock of the acquiring company following the transaction.

The following table summarizes the benefits payable to each named executive officer pursuant to the arrangements described above:

	Termination		Involuntary Termination Within One Year of a Change of Control	
Name	Salary	Acceleration of Equity Vesting(1)	Salary	Acceleration of Equity Vesting(1)
Robert W. Shaw	$414,500(2)	$266,287(3)	$414,500(2)	$806,994(4)
Stewart Grierson	—	—	67,781(5)	112,824(6)
Thomas Reilly	—	—	300,000(7)	667,873(8)
Hugh S. Njemanze	150,000(7)	—	150,000(9)	—
Reed T. Henry	—	—	66,531(10)	—(11)

(1) Calculated based on the termination or change of control taking place as of April 30, 2008, the last day of our most recent fiscal year, and based on the closing price on that day of $7.69 per share.

(2) Reflects a lump-sum payment equal to his then-current annual base salary. Mr. Shaw's termination must be by us without cause or by Mr. Shaw for good reason in order for him to receive the continued base salary disclosed in the table. See the narrative description of the terms of Mr. Shaw's employment arrangements, above, for more information.

(3) Reflects accelerated vesting of 33% of Mr. Shaw's remaining unvested stock options. Mr. Shaw's termination must be by us without cause or by Mr. Shaw for good reason in order for him to receive the accelerated vesting disclosed in the table. See the narrative description of the terms of Mr. Shaw's employment arrangements, above, for more information. In June 2008, Mr. Shaw was granted an option to purchase 60,937 shares of our common stock. The exercise price for this option is $8.50 per share. Consequently, if this option were included, the value of the acceleration of equity vesting calculated on the basis discussed in footnote (1) would not change.

(4) Reflects accelerated vesting of 100% of Mr. Shaw's remaining unvested stock options. In order for Mr. Shaw to receive the accelerated vesting disclosed in the table, we must terminate him without cause or by Mr. Shaw must resign for good reason, in each case within 12 months of a change in control. See the narrative description of the terms of Mr. Shaw's employment arrangements, above, for more information. In June 2008, Mr. Shaw was granted an option to purchase 60,937 shares of our common stock. The exercise price for this option is $8.50 per share. Consequently, if this option were included, the value of the acceleration of equity vesting calculated on the basis discussed in footnote (1) would not change.

(5) Reflects continued base salary and COBRA health insurance premiums for three months following an involuntary termination within six months of a change in control. See the narrative description of the terms of Mr. Grierson employment arrangements, above, for more information.

(6) Reflects accelerated vesting of 50% of Mr. Grierson's remaining unvested stock options following an involuntary termination within six months of a change in control. See the narrative description of the terms of Mr. Grierson employment arrangements, above, for more information. In June 2008, Mr. Grierson was granted an option to purchase 39,000 shares of our common stock. The exercise price for this option is $8.50 per share. Consequently, if this option were included, the value of the acceleration of equity vesting calculated on the basis discussed in footnote (1) would not change.

(7) Reflects continued base salary for 12 months following an involuntary termination within 12 months of a change in control. See the narrative description of the terms of Mr. Reilly's employment arrangements, above, for more information.

(8) Mr. Reilly is entitled to accelerated vesting of 100% of his remaining unvested stock options upon an involuntary termination of Mr. Reilly within 12 months of a change in control. See the narrative description of the terms of Mr. Reilly's employment arrangements, above, for more information. In June 2008, Mr. Reilly was granted an option to purchase 46,313 shares of our common stock. The exercise price for this option is $8.50 per share. Consequently, if this option were included, the value of the acceleration of equity vesting calculated on the basis discussed in footnote (1) would not change.

(9) Reflects continued base salary for six months following termination. Mr. Njemanze is entitled to this continued base salary regardless of the circumstances of his termination. See the narrative description of the terms of Mr. Njemanze employment arrangements, above, for more information.

(10) Reflects continued base salary and COBRA health insurance premiums for three months following an involuntary termination within 12 months of a change in control. See the narrative description of the terms of Mr. Henry's employment arrangements, above, for more information.

(11) Reflects accelerated vesting of 50% of Mr. Henry's remaining unvested stock options following an involuntary termination within 12 months of a change in control. See the narrative description of the terms of Mr. Henry's employment arrangements, above, for more information. In June 2008, Mr. Henry was granted an option to purchase 29,250 shares of our common stock. The exercise price for this option is $8.50 per share. Consequently, if this option were included, the value of the acceleration of equity vesting calculated on the basis discussed in footnote (1) would not change.

Limitation on Liability and Indemnification Matters

Our certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

- any breach of the director's duty of loyalty to us or our stockholders;
- any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
- unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or
- any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation provides that we are required to indemnify our directors and our bylaws provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Any repeal of or modification to our certificate of incorporation or bylaws may not adversely affect any right or protection of a director or officer for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal. Our bylaws also provide that we must advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no material pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the executive officer and director arrangements discussed above under "Election of Directors—Director Compensation" and "Executive Compensation," below is a description of transactions since May 1, 2007 to which we have been a party, in which the amount involved in the transaction exceeds or will exceed $120,000, and in which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

Investors' Rights Agreement

We have entered into an amended and restated investors' rights agreement with the purchasers of our previously outstanding Series A preferred stock, Series B preferred stock and Series C preferred stock, including entities with which certain of our directors are affiliated, the holders of our previously outstanding Series B preferred stock warrants and certain of the purchasers of our outstanding common stock. Mr. Schlein, one of our directors, is a partner at Kleiner Perkins Caufield & Byers; entities affiliated with Kleiner Perkins Caufield & Byers held shares of our Series A preferred stock, Series B preferred stock and Series C preferred stock and a Series B preferred stock warrant. For more information on these entities, see "Principal Stockholders." Messrs. Ryles and von Simson, two of our directors, are limited partners in KPCB Holdings, Inc., which holds, as nominee, the shares of our stock held by entities affiliated with Kleiner Perkins Caufield & Byers. On the completion of our IPO, all outstanding warrants were exercised or net exercised, and all shares of preferred stock converted into common stock.

Stock Option Grants

We have granted some of our executive officers and directors equity-based awards. See the related descriptions in this prospectus under the captions "Election of Directors—Director Compensation" and "Executive Compensation."

Employment Arrangements and Indemnification Agreements

We have entered into employment arrangements with our executive officers. See "Executive Compensation—Employment, Severance and Change of Control Arrangements" for information regarding these arrangements with our named executive officers.

We have entered or will enter into indemnification agreements with our directors and executive officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. See "Executive Compensation—Limitations on Liability and Indemnification Matters."

Event Planning Agreement

During fiscal 2008 and 2007, we entered into various agreements with M-Factor to provide event planning and hosting of our corporate events. A member of our board of directors is also a director and 10% stockholder of M-

Factor. During fiscal 2008 and 2007, we recorded expenses of $1,189,251, and $679,572, respectively, related to such activities. All such activities were provided in the ordinary course of business at prices and on terms and conditions that we believe are the same as those that would result from arm's-length negotiations between unrelated parties.

Review, Approval or Ratification of Transactions with Related Parties

Our policy and the charters of our nominating and corporate governance committee and our audit committee require that any transaction with a related party that must be reported under applicable rules of the SEC, other than compensation related matters, must be reviewed and approved or ratified by our nominating and corporate governance committee, unless the related party is, or is associated with, a member of that committee, in which event the transaction must be reviewed and approved by our audit committee. These committees have not adopted policies or procedures for review of, or standards for approval of, these transactions.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of August 1, 2008 for:

- each person who we know beneficially owns more than 5% of our common stock;
- each of our directors;
- each of our named executive officers; and
- all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 31,053,722 shares of common stock outstanding at August 1, 2008. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options, warrants or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of August 1, 2008. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o ArcSight, Inc., 5 Results Way, Cupertino, California 95014.

Name of Beneficial Owner	Shares Beneficially Owned	Percentage
Directors and Executive Officers:		
Robert W. Shaw(1)	2,592,343	8.1%
Sandra Bergeron(2)	99,960	*
William P. Crowell(3)	99,960	*
E. Stanton McKee, Jr.(4)	99,960	*
Craig Ramsey(5)	1,493,142	4.8
Scott A. Ryles(6)	99,960	*
Ted Schlein(7)	4,485,112	14.4
Ernest von Simson(8)	99,960	*
Stewart Grierson(9)	361,770	1.2
Thomas Reilly(10)	1,161,937	3.6
Hugh S. Njemanze(11)	1,149,270	3.7
Reed T. Henry(12)	45,415	*
All executive officers and directors as a group (15 persons)(13)	12,358,210	36.0
Other 5% Stockholders:		
Entities affiliated with Kleiner Perkins Caufield & Byers(7)	5,880,279	18.9%
Entities affiliated with Institutional Venture Partners(14)	2,946,952	9.5
Daly Gamma Limited Partnership(15)	2,349,364	7.6
Entities affiliated with Integral Capital Partners(16)	1,714,007	5.5

* Less than 1%.

(1) Represents 1,800,000 shares held by Mr. Shaw and includes options exercisable for 792,343 shares of common stock within 60 days of August 1, 2008, of which 60,418 shares would be subject to a right of repurchase in our favor upon exercise and Mr. Shaw's cessation of service prior to vesting.

(2) Includes options exercisable for 99,960 shares of common stock within 60 days of August 1, 2008, of which 42,776 shares would be subject to a right of repurchase in our favor upon exercise and Ms. Bergeron's cessation of service prior to vesting.

(3) Includes options exercisable for 99,960 shares of common stock within 60 days of August 1, 2008

(4) Includes options exercisable for 99,960 shares of common stock within 60 days of August 1, 2008, of which 10,185 shares would be subject to a right of repurchase in our favor upon exercise and Mr. McKee's cessation of service prior to vesting.

(5) Represents 725,062 shares held by Mr. Ramsey, 501,090 shares held by Mr. Ramsey and Maja Ramsey, his wife, together, and 167,030 shares held by Ms. Ramsey, and includes options exercisable for 99,960 shares of common stock within 60 days of August 1, 2008 that are held by Mr. Ramsey.

(6) Includes options exercisable for 99,960 shares of common stock within 60 days of August 1, 2008. Excludes 5,880,279 shares held by entities affiliated with Kleiner Perkins Caufield & Byers. Mr. Ryles is a limited partner in KPCB Holdings, Inc., as nominee; however, Mr. Ryles does not have voting or dispositive power with respect to these shares and disclaims beneficial ownership except to the extent of his pecuniary interest in these shares.

(7) Includes an option exercisable for 2,187 shares of common stock within 60 days of August 1, 2008. Includes 2,285,665 shares beneficially owned by Kleiner Perkins Caufield & Byers IX-A, L.P.; 70,564 shares beneficially owned by Kleiner Perkins Caufield & Byers IX-B, L.P.; 2,011,938 shares beneficially owned by Kleiner Perkins Caufield & Byers X-A, L.P.; 56,745 shares beneficially owned by Kleiner Perkins Caufield & Byers X-B, L.P.; and 58,013 shares beneficially owned by Ted Schlein, Trustee, Schlein Family Trust Dtd 4/20/99. Excludes 2,573,113 shares held by Daly Alpha Limited Partnership and Daly Gamma Limited Partnership. See footnote (15) for information regarding those shares. Excludes, in the case of

Mr. Schlein, 1,397,354 shares held by other entities affiliated with Kleiner Perkins Caufield & Byers as to which Mr. Schlein does not have voting or dispositive power. Shares are held for convenience in the name of "KPCB Holdings, Inc., as nominee" for the account of entities affiliated with Kleiner Perkins Caufield & Byers and others. KPCB Holdings, Inc. has no voting, dispositive or pecuniary interest in any such shares. Mr. Schlein disclaims beneficial ownership of any of the shares held by the aforementioned entities, except to the extent of his pecuniary interest therein. The address of entities affiliated with Kleiner Perkins Caufield & Byers is 2750 Sand Hill Road, Menlo Park, California 94025.

(8) Includes options exercisable for 99,960 shares of common stock within 60 days of August 1, 2008. Excludes 5,880,279 shares held by entities affiliated with Kleiner Perkins Caufield & Byers. Mr. von Simson is a limited partner in KPCB Holdings, Inc., as nominee; however, Mr. von Simson does not have voting or dispositive power with respect to these shares and disclaims beneficial ownership except to the extent of his pecuniary interest in these shares.

(9) Represents 50,000 shares held by Mr. Grierson and Jennifer Murray, his wife, together, and includes options exercisable for 311,770 shares of common stock within 60 days of August 1, 2008 that are held by Mr. Grierson, of which 17,319 shares would be subject to a right of repurchase in our favor upon exercise and Mr. Grierson's cessation of service prior to vesting.

(10) Includes options exercisable for 1,161,937 shares of common stock within 60 days of August 1, 2008, which 629,383 shares would be subject to a right of repurchase in our favor upon exercise and Mr. Reilly's cessation of service prior to vesting.

(11) Represents 412,500 shares held by Mr. Njemanze and 562,500 shares held by Mr. Njemanze and Cherl M. Njemanze, his wife, together, and includes options exercisable for 174,270 shares of common stock within 60 days of August 1, 2008 that are held by Mr. Njemanze, of which 17,188 shares would be subject to a right of repurchase in our favor upon exercise and Mr. Njemanze's cessation of service prior to vesting.

(12) Includes options exercisable for 45,415 shares of common stock within 60 days of August 1, 2008.

(13) Includes options exercisable for 3,282,103 shares of common stock within 60 days of August 1, 2008, of which 816,854 shares would be subject to vesting and a right of repurchase in our favor upon exercise and the executive officers' or directors' cessation of service prior to vesting. Excludes the shares indicated to be excluded in footnote (7).

(14) Represents 2,413,947 shares held by Institutional Venture Partners X, L.P. ("IVP X") and 533,005 shares held by Institutional Venture Partners X GmbH & Co. Beteiligungs KG ("IVP X-KG"). Institutional Venture Management X, LLC ("IVM X") is the general partner of IVP X and managing limited partner of IVP X-KG. Todd Chaffee, Reid Dennis, Mary Jane Elmore, Norm Fogelsong, Steve Harrick and Dennis Phelps are managing directors of IVM X and share voting and dispositive power over these shares. Each of these individuals disclaims beneficial ownership of these shares except to the extent of his or her actual respective pecuniary interest therein. The address of Institutional Venture Partners is 3000 Sand Hill Road, Building 2, Suite 250, Menlo Park, California 94025.

(15) Daly Gamma, Inc. is the general partner of Daly Gamma Limited Partnership ("Daly Gamma"), and Daly Alpha, Inc. is the sole shareholder of Daly Gamma, Inc. Alex Daly is the sole shareholder of Daly Alpha, Inc. KPCB Holdings, Inc. has voting power over the shares held by Daly Gamma pursuant to a voting agreement, dated as of October 3, 2002, between KPCB Holdings, Inc. and Daly Alpha Limited Partnership, the prior owner of the shares owned by Daly Gamma. Alex Daly has dispositive power over these shares. The address of Daly Gamma is 1643 Brickell Avenue, Suite #3502, Miami, Florida 33129. Neither we nor our affiliates have had a material relationship with Alex Daly or Daly Gamma during the past three years.

(16) Represents 4,945 shares held by Integral Capital Partners V Side Fund SLP, LLC ("ICP Side Fund SLP"), 22,392 shares held by Integral Capital Partners V Side Fund, L.P. ("ICP Side Fund") and 1,686,670 shares held by Integral Capital Partners V, L.P. ("ICM"). Integral Capital Management V, LLC is the general partner of ICP Side Fund SLP, ICP Side Fund and ICM. John Powell, Roger McNamee, Pamela Hagenah, Glen Kacher, Charles Morris and Brian Stansky are managers of Integral Capital Management V, LLC and share voting and dispositive power over these shares. Each of these individuals disclaims beneficial ownership of these shares except to the extent of his or her actual respective pecuniary interest therein. The address of Integral Capital Partners is 3000 Sand Hill Road, Building 3, Suite 240, Menlo Park, California 94025.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The audit committee of the board of directors is composed of Mr. McKee, who is the chair of the audit committee, and Messrs. Ryles and von Simson, each of whom is an independent director, as independence for audit committee members is defined in The NASDAQ Stock Market's listing standards. The board of directors has determined that Mr. McKee is an "audit committee financial expert" as defined in Item 407(d) of Regulation S-K promulgated under the Securities Act and the Exchange Act.

As members of the audit committee for fiscal 2008, we assist the board of directors in fulfilling its responsibilities relating to the oversight of the accounting, financial reporting, internal controls, financial practices and audit activities of ArcSight and its subsidiaries. The board of directors has determined that each member of the audit committee is an independent director as defined in The NASDAQ Stock Market's listing standards. The audit committee operates under a charter.

In fulfilling its oversight role, the audit committee has reviewed and discussed with management and the independent registered public accounting firm ArcSight's audited financial statements. The audit committee met 20 times during fiscal 2008, including meetings with our independent registered public accounting firm to review our quarterly and annual financial statements and their review or audit of such statements. It is not the duty of the audit committee to plan or conduct audits or to determine that the financial statements are complete and accurate and conform to generally accepted accounting principles. Management is responsible for the preparation, presentation, and integrity of our financial statements, accounting and financial reporting principles, internal controls, and procedures designed to ensure compliance with accounting standards, applicable laws and regulations. Ernst & Young LLP, our independent registered public accounting firm, is responsible for expressing an opinion on the conformity of our audited financial statements to generally accepted accounting principles.

The audit committee discussed with our independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with audit committees). Our independent registered public accounting firm also provided to the audit committee the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with audit committees), and the audit committee discussed with the independent registered public accounting firm that firm's independence.

Based upon the audit committee's review and discussions referred to above, the audit committee recommended to the board of directors that our audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended April 30, 2008, filed with the Securities and Exchange Commission on July 22, 2008.

Submitted by the Audit Committee of
the Board of Directors,

E. Stanton McKee, Jr.
Scott Ryles
Ernest von Simson

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, ERNST & YOUNG LLP, FOR FISCAL YEAR ENDING APRIL 30, 2009

(Item No. 2 on the Proxy Card)

Our audit committee has selected, and is submitting for ratification by the stockholders its selection of, the firm of Ernst & Young LLP, or EY, to serve as our independent registered public accounting firm for the fiscal year ending April 30, 2009 and until their successors are appointed. Although action by stockholders is not required by law, the audit committee has determined that it is desirable to request approval of this selection by the stockholders. Notwithstanding the selection, the audit committee, in its discretion, may direct the appointment of a new independent registered public accounting firm at any time during the year, if the audit committee feels that such a change would be in the best interests of ArcSight and its stockholders. In the event of a negative vote on ratification, the audit committee will reconsider the selection of EY as our independent registered public accounting firm.

The following table sets forth the aggregate fees and related expenses for professional services provided by EY during fiscal 2008 and 2007. The audit committee considered the provision of the services corresponding to these fees, and the audit committee believes that the provision of these services is compatible with EY maintaining its independence. The audit committee pre-approval policies and procedures require prior approval of each engagement of EY to perform services. We adopted these pre-approval policies in accordance with the requirements of the Sarbanes-Oxley Act and the professional services listed below were approved in accordance with these policies.

	Fiscal Year	
	2008	2007
Audit fees	$2,705,665	$2,122,448
Audit-related fees	—	—
Tax fees	48,516	41,709
All other fees	—	—
Total	$2,754,181	$2,164,157

For the fiscal year ended April 30, 2008, fees for EY audit services include fees associated with the annual audit, quarterly reviews of financial statements, accounting consultations and our IPO.

Representatives of EY are expected to be at the annual meeting. Representatives of EY will be given the opportunity to make a statement if they desire to do so, and they will be available to respond to appropriate questions.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE RATIFICATION OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2009.

PROXY

STOCKHOLDER PROPOSALS FOR THE 2009 ANNUAL MEETING OF STOCKHOLDERS

Under our bylaws, stockholders who wish to present proposals for action, or to nominate directors, at our next annual meeting of stockholders (that is, the next annual meeting following the annual meeting to which this proxy statement relates) must give written notice thereof to our Corporate Secretary at the address set forth on the cover page of this proxy statement in accordance with the provisions of our bylaws, which require that such notice be given not less than 75 days nor more than 105 days prior to the first anniversary of the date of the immediately preceding annual meeting of stockholders. To be timely for the 2009 annual meeting of stockholders, a stockholder's notice must be received by us between June 12, 2009 and July 12, 2009. Such proposals should be delivered or mailed to the attention of our Corporate Secretary at our principal executive offices, which are ArcSight, Inc., 5 Results Way, Cupertino, California 95014.

If the date of the 2009 annual meeting is more than 30 days before or more than 60 days after the anniversary date of the 2008 annual meeting, in order for a notice to be timely, it must be delivered no earlier than 105 days and not later than 75 days prior to the 2009 annual meeting or the close of business on the 10th day following the day on which we first publicly announce the date of the 2009 annual meeting.

These stockholder notices must contain information required by our bylaws. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements. If a matter is properly brought before our next annual meeting under the procedures outlined in this paragraph, the proxy holders named by our board of directors will have the discretion to vote on such matter without having received directions from stockholders delivering proxies to them for such meeting, provided that our proxy statement for our next meeting briefly describes the matter and how the proxy holders intend to vote on it.

In order for proposals to be eligible for inclusion in our proxy statement and proxy card for the next annual meeting pursuant to Rule 14a-8 under the Exchange Act, stockholder proposals would have to be received by our Corporate Secretary no later than May 28, 2009 and satisfy the conditions established by the Securities and Exchange Commission for stockholder proposals. In order for such stockholder proposals to be eligible to be brought before the stockholders at the 2009 annual meeting, the stockholder submitting such proposals must also comply with the procedures, including the deadlines, required by our then current Bylaws, as referenced in the preceding paragraph. Stockholder nominations of directors are not stockholder proposals within the meaning of Rule 14a-8 and are not eligible for inclusion in our proxy statement. Any such nominations should comply with our Bylaws.

TRANSACTION OF OTHER BUSINESS

At the date of this proxy statement, the board of directors knows of no other business that will be conducted at the 2008 annual meeting of stockholders other than as described in this proxy statement. If any other matter or matters are properly brought before the annual meeting, or any adjournment or postponement of the annual meeting, it is the intention of the persons named in the accompanying form of proxy to vote the proxy on such matters in accordance with their best judgment.

By Order of the Board of Directors,



Trâm T. Phi
Vice President, General Counsel and Secretary

August 25, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended April 30, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 001-33923

ArcSight, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**52-2241535**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*

5 Results Way
Cupertino, California 95014
(Address of Principal Executive Offices, including Zip Code)

(408) 864-2600
(Registrant's Telephone Number, including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.00001 per share	**NASDAQ Global Market**

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of October 31, 2007, the last business day of the registrant's most recently completed second fiscal quarter, the registrant's common stock was not listed on any exchange or over-the-counter market. The registrant's common stock began trading on The NASDAQ Global Market on February 14, 2008.

The number of outstanding shares of the registrant's common stock as of July 15, 2008 was 31,050,806.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement for registrant's 2008 Annual Meeting of Stockholders to be held on September 25, 2008 and to be filed pursuant to Regulation 14A within 120 days after registrant's fiscal year ended April 30, 2008 are incorporated by reference into Part III of this Annual Report on Form 10-K.



FISCAL 2008 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

Forward Looking Statements

The information in this Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended ("Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"). Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. For example, words such as "may," "will," "should," "estimates," "predicts," "potential," "continue," "strategy," "believes," "anticipates," "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed elsewhere in this Annual Report on Form 10-K in the section titled "Risk Factors" and the risks discussed in our other filings with the Securities and Exchange Commission ("SEC"). We undertake no obligation to publicly release any revisions to the forward-looking statements after the date of this Annual Report on Form 10-K.

PART I

Item 1. *Business*

Overview

We are a leading provider of compliance and security management solutions that protect enterprises and government agencies. Our products help customers comply with corporate and regulatory policy, safeguard their assets and processes and control risk. Our platform collects and correlates user activity and event data across the enterprise so that businesses can rapidly identify, prioritize and respond to compliance violations, policy breaches, cybersecurity attacks and insider threats.

Much like a "mission control center," our ESM platform delivers a centralized, real-time view of disparate digital alarms, alerts and status messages, which we refer to as events, across geographically dispersed and heterogeneous business and technology infrastructures. Our ESM products correlate massive numbers of events from thousands of security point solutions, network and computing devices and applications, enabling intelligent identification, prioritization and response to external threats, insider threats and compliance and corporate policy violations. We also provide complementary software that delivers pre-packaged analytics and reports tailored to specific compliance and security initiatives, as well as appliances that streamline event log archiving.

We have designed our platform to support the increasingly complex business and technology infrastructure of our customers. Our platform ships with over 275 pre-built software connectors for products from approximately 100 vendors. It also integrates easily with products for which we do not provide pre-built connectors and with proprietary enterprise applications to ensure that event logs from these products are seamlessly integrated into our platform for intelligent correlation and analysis. As of April 30, 2008, we have sold our products to more than 500 customers across a number of industries and government agencies in the United States and internationally, including companies in the Fortune Top 5 of the aerospace and defense, energy and utilities, financial services, food production and services, healthcare, high technology, insurance, media and entertainment, retail and telecommunications industries, and more than 20 major U.S. government agencies.

No customer accounted for more than 10% of our revenues in fiscal 2008, 2007 or 2006. Our top ten customers accounted for 26%, 31% and 32% of our product revenues during fiscal 2008, 2007 and 2006, respectively. See Note 10 of the notes to our Consolidated Financial Statements for a discussion of total revenues by geographical region for fiscal 2008, 2007 and 2006.

Our Strategy

Our objective is to be the leading provider of compliance and security management solutions that protect enterprises and government agencies. To achieve this goal, we plan to:

- grow our customer base;
- deepen our penetration of existing customers;
- extend our partner network;

- extend our expertise in security best practices; and
- extend our value proposition to additional event sources and business use cases beyond traditional IT security.

Our Solutions and Products

Our ESM platform collects streaming data from the devices and applications in an organization's architecture, which we refer to as event sources, translates the streaming data into a common format, and then processes the data with our correlation engine in which complex algorithms determine if events taking place conform to normal patterns of behavior, established security policies and compliance regulations. A single device or application can generate thousands of events in a single day, most of which are low priority and typically provides information about a narrow aspect of the infrastructure or only a portion of the threat or compliance risk involved. Our ESM platform identifies and prioritizes high-risk activity and presents a consolidated view of threats to the business and technology infrastructure in rich, graphical displays. In addition, through our Logger appliance we enable efficient and scalable storage, preservation, management and reporting of terabytes of enterprise log data for compliance requirements or forensic analysis. Our customers enhance the value of other compliance and security products in their business and technology infrastructure by integrating them with our platform. Key benefits of our solutions include:

- *Enterprise-Class Technology and Architecture.* We design our solutions to serve the needs of even the largest organizations, which typically have highly complex, geographically dispersed and heterogeneous business and technology infrastructures. We deliver enterprise-class solutions by providing interoperability, flexibility, scalability and efficient archiving.
- *Intelligent Correlation.* Our correlation engine intelligently distills millions of events occurring daily into information that allows customers to identify, prioritize and respond to specific threats or compliance violations.
- *Reporting and Visualization.* We present threat information through a rich and intuitive graphical user interface, through which customers can view risk across their organization in a variety of ways, address internal and external compliance requirements and communicate the value and effectiveness of the organization's security operations.

Customers realize these key benefits of our solutions through deployment of one or more our family of leading compliance and security management products:

ArcSight ESM. ArcSight ESM, our flagship product, is designed specifically to address the compliance, security and business risk concerns of large, geographically-distributed organizations with complex, heterogeneous IT environments. ArcSight ESM serves as the "mission control center" for managing risks across an organization's entire business and technology infrastructure. The key elements within ArcSight ESM include:

- *ArcSight Connectors.* Connectors are software that collect event data streams from sources across an organization's business and technology infrastructure. Our connector software products are also available as an appliance. These connectors implement extensive normalization capabilities to restructure event data into a common taxonomy so events from hundreds of different sources can be compared meaningfully and queried systematically irrespective of which device is reporting the information. The normalized event data stream is then intelligently aggregated and compressed to eliminate irrelevant and duplicate messages and reduce bandwidth and storage consumption. Our SmartConnectors receive and translate event data streams from over 275 different devices and applications from approximately 100 vendors and in more than 30 different solution categories. Further, using our FlexConnector toolkit, our customers can create custom connectors tailored to their environment, such as for new products, proprietary applications and mainframe and other legacy systems. Our connectors can be deployed on intermediate collection points, such as third-party management consoles, where available, avoiding the requirement to provision our connectors directly onto end devices.

- *ArcSight Manager.* ArcSight Manager is server-based software that manages event aggregation and storage, controls the various elements of our platform and provides the engine for high-speed real-time correlation and incident response workflow. We recently made ArcSight Manager available as an appliance, to facilitate turnkey deployment to address the needs of some mid-market customers. ArcSight Manager comes with standard rules that address common compliance and security issues and business risks. It also provides an intuitive system that enables customers to write customized rules that apply an organization's compliance and security policies into the real-time analytics of the correlation engine as well as seamless integration with rules generated by our Pattern Discovery product. ArcSight Manager enables real-time collaboration and case management among security analysts, to track risk-prioritized response and remediation. In addition, it provides case resolution metrics to demonstrate compliance and security process and control effectiveness. Our case management system also can integrate with third-party trouble ticketing systems, such as BMC Software. Our architecture was designed to allow customers to scale from a single centralized deployment to a distributed, global deployment by deploying additional Managers that work in concert.

- *ArcSight Console, ArcSight Web and ArcSight Viewer.* ArcSight Console is the primary user interface to interact with and control the ArcSight ESM platform. Through its intuitive interface, the Console provides administrators, analysts and operators with graphical data summaries and an intuitive interface to perform tasks ranging from real-time monitoring and analysis to incident investigation and response to system administration and authoring of new content. The Console is highly configurable to reflect individual customer environments and can display threat and risk information in a wide variety of formats including by geography, by division or line of business, by type of threat, and by compliance or policy initiative. With ArcSight Console, customers can run a wide variety of reports to answer internal and external compliance audits and communicate the value and effectiveness of the organization's security operations. We also provide an authoring system that customers can use to create new reports to meet their specific business needs. Our ESM platform contains hundreds of standard report templates that immediately address common compliance, security and business risk reporting requirements. To facilitate remote access for IT administrators as well as provide a portal for line-of-business viewing of status summaries and scheduled reports, our ArcSight Web product provides browser-based access to all Console functions and content, except administration and authoring, and our ArcSight Viewer product provides browser-based read-only access to all Console content.

ArcSight Compliance Insight and Insider Threat Packages. We offer pre-packaged software solutions that enable our ESM platform and our Logger product to provide technical-and business-level checks on corporate compliance with regulatory and policy requirements for perimeter security, protection of key business processes, threat management and incident response. These packages comprise relevant rules and reports to accelerate implementation by our customers and can be customized or extended by the customer, and include tailored monitoring, assessing and reporting to address specific security, regulatory or policy concerns, as with our IT governance, Sarbanes-Oxley and the Japanese analogue of Sarbanes-Oxley (J-SOX), Federal Information Security Management and Payment Card Industry (PCI) compliance, and Insider Threat packages. In addition, we plan to develop an Identity View package, as well as packages that address the Basel II Framework, the Gramm-Leach-Bliley Act and the Health Insurance Portability and Accountability Act.

ArcSight Discovery Modules. Our ArcSight Discovery modules, which provide additional advanced analytics and visualization on our ESM platform, include:

- Our *ArcSight Pattern Discovery* software is a powerful complement to our correlation engine. It is an advanced pattern identification engine that retrospectively examines large amounts of security events previously collected and processed by ArcSight ESM to discover patterns of activity that may be characteristic of threats, such as emerging worms, new worm variants, self-concealing malware, and low profile, slowly developing attacks. Pattern Discovery proactively alerts the security operations analyst about existing or emerging patterns that are not comprehended by any rules in our correlation engine, and provides the customer the option to classify the patterns and also to optionally or automatically generate new rules for our ESM platform that will detect and respond to similar threatening patterns in the future.

- Our *ArcSight Interactive Discovery* visualization software helps IT security professionals pan, zoom and switch perspectives across complex technical data to perform in-depth analysis of security data as well as featuring visuals and drill-down capabilities that enable non-technical employees to see relevant threat information in a non-technical format.

ArcSight Logger. ArcSight Logger, which is an appliance available in a variety of feature sets and capacities, enables organizations to collect and store event data in support of compliance and security requirements. Logger provides customers with an easily searchable log data repository, together with reporting capabilities, that can be leveraged across networking, security and IT operations teams. Access controls and intelligent search technology enable customers to interact with historical raw event data for insight into specific events. ArcSight Logger currently provides approximately 10:1 compression capability of event data. Multiple ArcSight Loggers can be deployed to linearly scale both storage and performance. Logger can flexibly and selectively forward security events to ESM for real-time, cross-device correlation, visualization and threat detection. In turn, ESM can send correlated alerts back to Logger for archival and subsequent retrieval. As with our ESM platform, Logger is also the basis for its own add-on Compliance Insight Packages, such as our Logger Compliance Insight Packages for Sarbanes-Oxley and Payment Card Industry (PCI) compliance, and we are developing Logger Compliance Insight Packages for IT governance and the Federal Information Security Management Act.

We also offer appliances that enable automated network response and network configuration capabilities.

ArcSight TRM (Threat Response Manager). ArcSight TRM enables customers to quickly and precisely reconfigure network control devices to remediate compliance, security and business risks, consistent with an organization's policy directives. TRM profiles a network's topology through communication with devices without the need to install a software agent on the device. Through advanced algorithms, it can identify the exact location of any node (wireless, wired or VPN) on the network, analyze, recommend and, at the customer's option, execute specific, policy-based actions in response to a threat, attack or other out-of-policy situation. TRM can block, quarantine or filter undesirable users and systems at the individual port level. ArcSight TRM integrates seamlessly with ArcSight ESM to accelerate incident response by facilitating the coordination between the security and networking groups, thus improving the effectiveness of the response and acute remediation function.

ArcSight NCM (Network Configuration Manager). ArcSight NCM automates the audit of network topology, maintaining protected records of all prior configurations for purposes of rollback, audit and compliance reporting. NCM presents network topology in a visual format, allowing organizations to identify mis-configurations, redundant links and multiple wide area network (WAN) access routes. NCM dynamically compares existing device configuration and highlights discrepancies from desired configuration policies that generally map to regulatory requirements, operational guidelines and business rules.

Maintenance and Professional Services

We offer a range of services after a sale occurs, principally installation and implementation, project planning, advice on business use cases and training services that complement our product offerings. Initial implementation of our ESM platform typically is accomplished within two to four weeks. On an ongoing basis, we offer consulting services and training related to application of our ESM platform and associated complementary products to address additional or customer-specific compliance and security issues and business risks. Following deployment, our technical support organization provides ongoing maintenance for our products. We provide standard and, for customers that require 24-hour coverage seven days a week, premium tiers of maintenance and support, which cover telephone- and web-based technical support and updates to our software during the period of coverage. Our three major support centers are located in Hong Kong, London and Cupertino, California. In addition, we sell an enhanced maintenance service that provides regular security content updates for our software. These content updates reflect emerging threats and risks in the form of signature categorization, vulnerability mapping and knowledge base articles on an ongoing basis.

Product Development and Technology

We have developed and continue to enhance technologies that underlie three core features incorporated into one or more of our products. These technologies include:

- *Multi-Vector Correlation.* The strengths of our correlation engine are its contextual analysis, mathematical correlation, identity correlation and timestamp and time window analysis techniques, which together lead to meaning and significance in addition to identification of threats and compliance violations.
- *Scalable Architecture.* We designed the architecture of our ESM platform so that it can scale and adjust to the ongoing needs of an organization by offering cross-platform compatibility, utilizing a modular connector design, allowing for multi-Manager scaling and by including in-memory correlation and concurrent, flexible storage.
- *Vendor Agnostic.* We have developed proprietary technologies that are designed to enable deployment of our products in business and technology infrastructures with a wide range of event sources, including the creation and promotion of a common format for event sources to output their log data. Our architecture handles the complex tasks of translation, categorization and normalization of event data produced in highly heterogeneous formats and taxonomies. To further facilitate interoperability, we publish and promote an open event data format standard called Common Event Format, or CEF, including for products beyond traditional network security compliance-related devices and applications. As the adoption of CEF increases, the value of this standard increases and drives additional sales opportunities by accelerating event source compatibility and expanding the range of risks that our platform can address.

Research and Development

Building on our history of innovation, we believe that continued and timely development of new products and enhancements to our existing products are necessary to maintain our competitive position. Accordingly, we have invested, and intend to continue to invest, significant time and resources in our research and development activities to extend our technology leadership. At present, our research and development efforts are focused on improving and broadening the capabilities of each of our major product lines and developing additional products. We work closely with our customers as well as technology partners to understand their emerging requirements and use cases for our products. As of April 30, 2008, our research and development team had 101 employees. Our research and development expenses were $19.8 million, $14.5 million and $12.2 million during fiscal 2008, 2007 and 2006, respectively.

Sales and Marketing

We market and sell our software through our direct sales organization and indirectly through value added resellers and systems integrators. Historically, the majority of our sales are made through our direct sales organization. We structure our sales organization by function, including direct and channel sales, strategic accounts, technical pre-sales, customer and sales operations, and by region, including Americas, U.S. Federal, EMEA and APAC. As of April 30, 2008, we had 123 employees in our sales and marketing organizations.

The selling process for ArcSight ESM follows a typical enterprise software sales cycle. It involves one or more of our direct sales representatives, even when a channel partner is involved. The sales cycle for an initial sale normally takes from three to six months, but can extend to more than a year for some sales, from the time of initial prospect qualification to consummation and typically includes product demonstrations and proof of concepts. We deploy a combination of field account management supported by technical pre-sales specialists to manage the activities from qualification through close. After initial deployment, our sales personnel focus on ongoing account management and follow-on sales. To assist our customers with reaching their business and technical goals for their implementations of our products, our Customer Success Ownership, or CSO, organization meets with customers to determine their success criteria and to help formulate both short- and long-term plans for their deployments of our products. We also have assigned specific sales personnel to our larger, more diverse and often global customers in order to understand their individual needs and increase customer satisfaction.

We derive a portion of our revenues from sales of our products and related services through channel partners, such as resellers and systems integrators. In particular, systems integrators are an important source of sales leads for us in the U.S. public sector, as government agencies often rely on them to meet IT needs, and we use resellers to augment our internal resources in international markets and, to a lesser extent, domestically. Our agreements with our channel partners are generally non-exclusive. Historically, we used our channel partners to support direct sales of our ESM platform products. Sometimes we are required by our U.S. government customers to utilize particular resellers. We also anticipate that we will derive a substantial portion of our sales of Logger and our other appliance products through channel partners, including parties with whom we have not yet developed relationships. In part to address the mid-market, we created a dedicated channel team in each of our geographic regions responsible for recruiting, managing and supporting our channel partners to develop channel partners that will operate more independently.

We focus our marketing efforts on building brand awareness and on customer lead generation, including advertising, cooperative marketing, public relations activities, web-based seminars and targeted direct mail and e-mail campaigns. We also are building our brand through articles contributed to various trade magazines, public speaking opportunities and international, national and regional trade show participation. We reinforce our brand and loyalty among our customer base with our annual users conference.

Competition

Our primary product is our ArcSight ESM platform, the key elements of which are the ESM Manager, the connectors and related toolkit for the creation of custom connectors and our Consoles that serve as the platform interface. In addition, we offer complementary software for our ESM platform that delivers pre-packaged analytics and reports tailored to specific compliance and security initiatives, as well as our complementary appliance products, such as Logger which assists our customers in log archiving.

We believe that the market for a compliance and security management software platform that collects and correlates event data from across a heterogeneous IT infrastructure, which we are addressing with ArcSight ESM, is a developing market. Existing competitors for a platform-wide solution such as this product primarily are specialized, privately held companies, such as Intellitactics and NetForensics, as well as larger companies such as CA, Cisco and Symantec, and EMC, IBM and Novell, through their acquisitions of Network Intelligence, Micromuse and Consul, and e-Security, respectively. A greater source of competition is represented by the custom efforts undertaken by potential customers to analyze and manage the information produced from their existing devices and applications to identify and remediate threats. In addition, some organizations have outsourced these functions to managed security services providers.

In addition to our existing competitors for our ESM platform, we believe that we face potential competition from a wide variety of sources that could become effective competitors. Many large, integrated software companies offer suites of products that include software applications for compliance and security and enterprise management. Hardware vendors, including diversified, global concerns, also offer products that address other compliance and security needs of the enterprises and government agencies that comprise our target market. If and to the extent that the market for our software platform continues to grow, we expect that large software and hardware vendors may seek to enter this market, either by way of the organic development of a competing product line or through the acquisition of a competitor.

For our ESM platform, we believe that we compete principally on the basis of functionality, analytical capability, scalability, interoperability with other components of the network and business infrastructure, and customers' ability to successfully and rapidly deploy the product. We believe that we compete favorably with our existing competitors with respect to these factors. However, we may be at a competitive disadvantage when seeking customers that do not require the full range of features and functionality available in our ESM platform, especially those that may be price sensitive, which may particularly be the case for smaller organizations. Those potential customers may instead elect to purchase a less feature-rich product.

The market for our Logger products is also competitive. We expect that to be successful in addressing this market we will need to work effectively with channel partners. We are unable to predict the extent to which we will be successful selling these products independently of sales of our ESM platform. Further, we may be at a disadvantage in dealing with our channel partners, which also may have relationships with large competitors who offer a wide variety of products.

- Current competitors for sales of our Logger product include specialized, privately-held companies, such as LogLogic and Sensage. In addition to these current competitors, we expect to face competition for our appliance products from both existing large, diversified software and hardware companies, from specialized, smaller companies and from new companies that may seek to enter this market. The primary competitive factors for our appliance products are functionality, price, scalability, interoperability with other components of the network and customers' ability to successfully and rapidly deploy the product. We believe that we currently compete favorably with respect to these factors.

Mergers, acquisitions or consolidations by and among actual and potential competitors present heightened competitive challenges to our business. We believe that this trend toward consolidation in our industry will continue and may increase the competitive pressures we face on all our products. Further, continued industry consolidation may impact customers' perceptions of the viability of smaller or even medium-sized software firms and consequently customers' willingness to purchase from such firms.

Competitors that offer a large array of security or software products may be able to offer products or functionality similar to ours at a more attractive price than we can by integrating or bundling them with their other product offerings. The trend toward consolidation in our industry increases the likelihood of competition based on integration or bundling. If we are unable to sufficiently differentiate our products from the integrated or bundled products of our competitors, such as by offering enhanced functionality, performance or value, we may see a decrease in demand for those products, which would adversely affect our business, operating results and financial condition. Similarly, if customers seek to concentrate their software purchases in the product portfolios of a few large providers, we may be at a competitive disadvantage notwithstanding the superior performance that we believe our products can deliver.

Increased competition could result in fewer customer orders, price reductions, reduced gross margins and loss of market share. Many of our existing and potential competitors enjoy substantial competitive advantages, such as wider geographic presence, access to larger customer bases and the capacity to leverage their sales efforts and marketing expenditures across a broader portfolio of products, and substantially greater financial, technical and other resources. As a result, they may be able to adapt more quickly and effectively to new or emerging technologies and changing opportunities, standards or customer requirements. In addition, large competitors, such as integrated software companies and diversified, global hardware vendors, may regularly sell enterprise-wide and other large software applications, or large amounts of infrastructure hardware, to, and may have more extensive relationships within, large enterprises and government agencies worldwide, which may provide them with an important advantage in competing for business with those potential customers. In addition, if our target market continues to grow small, highly specialized competitors may continue to emerge.

Intellectual Property

Our intellectual property is an essential element of our business. We use a combination of copyright, patent, trademark, trade secret and other intellectual property laws, confidentiality agreements and license agreements to protect our intellectual property. It is our policy that our employees and independent contractors involved in development are required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and assigning to us any ownership that they may claim in those works. Despite our precautions, it may be possible for third parties to obtain and use without consent intellectual property that we own or license. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

Patents and Patent Applications. We have four issued patents and a number of patent applications pending in the United States, internationally and in specific foreign countries. Our issued patents, expire in 2024 and 2025. We do not know whether any of our patent applications will result in the issuance of a patent or whether the examination process will require us to narrow our claims, except that some of our patent applications have received office actions and in some cases we have modified the claims. Any patents that may be issued to us may be contested, circumvented, found unenforceable or invalidated, and we may not be able to prevent third parties from infringing them. Therefore, the exact effect of having a patent cannot be predicted with certainty.

Oracle License Agreement. We license database software from Oracle that we integrate with our ESM platform. Our agreement with Oracle, which runs through May 2009, permits us to distribute Oracle database software embedded in our ESM platform. Under this agreement, we have agreed to make third-party royalty payments totaling $3.9 million over the term of the license. The agreement allows us to offer this database software to our customers and partners that may not have previously acquired their own database management software.

From time to time, we may encounter disputes over rights and obligations concerning intellectual property. Although we believe that our product offerings do not infringe the intellectual property rights of any third party, we cannot be certain that we will prevail in any intellectual property dispute. If we do not prevail in these disputes, we may lose some or all of our intellectual property protection, be enjoined from further sales of our products that are determined to infringe the rights of others, and/or be forced to pay substantial royalties to a third party, any of which would adversely affect our business, financial condition and results of operations.

Employees

As of April 30, 2008, we had a total of 335 employees, consisting of 123 employees in sales and marketing, 101 employees in research and development, 40 employees in professional services, 30 employees in support and 41 employees in general and administrative functions. A total of 49 employees are located outside the United States. None of our employees is represented by a union or covered by a collective bargaining agreement. We consider our employee relations to be good and have never experienced a work stoppage.

Corporate History and Information

We were incorporated in Delaware on May 3, 2000 as Wahoo Technologies, Inc. On March 30, 2001, we changed our name to ArcSight, Inc. Our principal executive offices are located at 5 Results Way, Cupertino, California 95014, and our telephone number is (408) 864-2600. We launched our first product in January 2002, and made our first product sale in June 2002. Following the completion of our fiscal year ended December 31, 2002, we changed our fiscal year end to April 30. As a result of the change, the first full fiscal year in which we sold our products and services was the fiscal year ended April 30, 2004. Our revenues have grown from $0.2 million in the fiscal year ended December 31, 2002 and $15.3 million in fiscal 2004 to $101.5 million in the fiscal year ended April 30, 2008. We initially funded our operations primarily through convertible preferred stock financings that raised a total of $26.8 million. We made our first sale to the U.S. federal government in September 2002 and our first sale internationally in December 2002. We completed our initial public offering, or IPO, in February 2008.

We released version 1.0 of our ESM platform, which featured a proprietary security taxonomy that normalizes and categorizes data to enable cross-device, cross-vendor, time-based correlation as well as connectors based on a common architecture, in January 2002. Version 2.0 was released in November 2002, integrating vulnerability and asset criticality information to the data analyzed in order to prioritize security events. Version 2.5, released in September 2003, added real-time geospatial mapping to the incoming event stream as well as advanced visual analysis tools, such as three-dimensional dashboard monitors to enable more efficient analysis and response. In July 2004, we released version 3.0, which included real-time analyst collaboration and an enhanced security taxonomy. At that time, we also launched our Pattern Discovery product. We released version 3.5 in November 2005, adding quality of service metrics, improved performance, richer reporting and auditing. We introduced the first of our compliance insight packages in January 2006. In June 2006, we acquired substantially all of the assets of Enira Technologies, LLC, primarily consisting of the predecessors to our TRM and NCM products. We launched our TRM and NCM products in June 2006 and our Logger product in December 2006. We announced the availability of our current ESM platform, version 4.0, in May 2007. This newest release introduced integrated identity and role-based correlation capabilities as well as significant improvements to asset management capability and scalability. We released the availability of our ESM software as an appliance in June 2008.

"ArcSight" and the ArcSight logo are registered trademarks of ArcSight in the United States and in some other countries. Where not registered, these marks and "ArcSight Console," "ArcSight Manager," "ArcSight Web," "FlexConnector," "Logger," "NCM" "SmartConnector" and "TRM" are trademarks of ArcSight.

Available Information

Our Internet address is www.arcsight.com. There we make available, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our SEC reports can be accessed through the Investors section of our website. The information found on our website is not part of this or any other report we file with or furnish to the SEC. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants, such as ArcSight, that file electronically with the SEC. The address of the website is www.sec.gov. In addition, you may read and copy any filing that we make with the SEC at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

Item 1A. *Risk Factors*

Risk Related to Our Business and Industry

We have a limited operating history in an emerging market and a history of losses, and we are unable to predict the extent of any future losses or when, if ever, we will achieve profitability in the future.

We launched our ESM products in January 2002 and our Logger product in December 2006. Because we have a limited operating history, and the market for our products is rapidly evolving, it is difficult for us to predict our operating results and the ultimate size of the market for our products. We have a history of losses from operations, incurring losses from operations of $2.0 million, $0.3 million and $16.8 million for the fiscal years ended April 30, 2008, 2007 and 2006, respectively. As of April 30, 2008, our accumulated deficit was $46.7 million. We expect our operating expenses to increase over the next several years as we hire additional sales and marketing personnel, expand our channel sales program and develop our technology and new products. In addition, we have incurred, and anticipate that we will continue to incur, significant legal, accounting and other expenses relating to being a public company. If our revenues do not increase to offset these expected increases in operating expenses, we will continue to incur significant losses and will not become profitable. Our historical revenue growth has been inconsistent, reflects fluctuations not related to performance and should not be considered indicative of our future performance. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Sources of Revenue, Cost of Revenues and Operating Expenses." Further, in future periods, our revenues could decline and, accordingly, we may not be able to achieve profitability and our losses may increase. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a consistent basis, which may result in a decline in our common stock price.

Our future operating results may fluctuate significantly and may not be a good indication of our future performance.

Our revenues and operating results could vary significantly from period to period as a result of a variety of factors, many of which are outside of our control. As a result, comparing our revenues and operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. For example, revenues in fiscal 2006 and prior years excluded revenues related to multiple element sales transactions consummated in that year that were deferred because we did not have vendor-specific objective evidence of fair value, or VSOE, for some product elements that were not delivered in the fiscal year of the transaction. In fiscal 2008 and 2007, we either delivered these product elements, or we and our customers amended the contractual terms of these sales transactions to remove the undelivered product elements. Fiscal 2007 revenues included a substantial portion of the revenues so deferred from fiscal 2006, as well as a small amount of revenues similarly deferred from prior years, and fiscal 2008 revenues included $2.9 million of revenues that were deferred from prior years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Sources of Revenues, Cost of Revenues and Operating Expenses." We expect that in future periods the comparison of revenues period-to-period will not be favorably impacted to the same extent by similar transactions consummated in fiscal 2007 and prior periods. We may not be able to accurately predict our future revenues or results of operations. We base our current and future expense levels on our operating plans and sales forecasts, and our operating costs are relatively fixed in the short term. As a result, we may not be able to reduce our costs sufficiently to compensate for an unexpected shortfall in revenues, and even a small shortfall in revenues could disproportionately and adversely affect financial results for that quarter. In addition, we recognize revenues from sales to some customers or resellers when cash is received, which may be delayed because of changes or issues with those customers or resellers. If our revenues or operating results fall below the expectations of investors or any securities analysts that may choose to cover our stock, the price of our common stock could decline substantially.

In addition to other risk factors listed in this section, factors that may affect our operating results include:

- the timing of our sales during the quarter, particularly since a large portion of our sales occurs in the last few weeks of the quarter and loss or delay of a few large contracts may have a significant adverse impact on our operating results;
- changes in the mix of revenues attributable to higher-margin revenues from ESM products as opposed to lower-margin revenues from sales of our appliance products;
- changes in the renewal rate of maintenance agreements;
- our ability to estimate warranty claims accurately;
- the timing of satisfying revenue recognition criteria, including establishing VSOE for new products and maintaining VSOE for maintenance and services;
- the budgeting, procurement and work cycles of our customers, including customers in the public sector, which may cause seasonal variation as our business and the market for compliance and security management software solutions matures; and
- general economic conditions, both domestically and in our foreign markets, and economic conditions specifically affecting industries in which our customers participate, such as financial services and retail.

Our sales cycle is long and unpredictable, and our sales efforts require considerable time and expense. As a result, our revenues are difficult to predict and may vary substantially from quarter to quarter, which may cause our operating results to fluctuate.

Our operating results may fluctuate, in part, because of the intensive nature of our sales efforts, the length and variability of the sales cycle of our ESM product and the short-term difficulty in adjusting our operating expenses. Because decisions to purchase products such as our ESM product involve significant capital commitments by customers, potential customers generally have our products evaluated at multiple levels within an organization, each often having specific and conflicting requirements. Enterprise customers make product purchasing decisions based in part on factors not directly related to the features of the products, including but not limited to the customers' projections of business growth, capital budgets and anticipated cost savings from implementation of the software. As a result of these factors, licensing our products often requires an extensive sales effort throughout a customer's organization. In addition, we have limited experience with sales of Logger and our other appliance products. As a result, the sales cycle for this these products may be lengthy or may vary significantly. Our sales efforts involve educating our customers, who are often relatively unfamiliar with our products and the value of our products, including their technical capabilities and potential cost savings to the organization. We spend substantial time, effort and money in our sales efforts without any assurance that our efforts will produce any sales.

The length of our sales cycle, from initial evaluation to delivery of products, tends to be long and varies substantially from customer to customer. Our sales cycle is typically three to six months but can extend to more than a year for some sales. We typically recognize a large portion of our product revenues in the last few weeks of a quarter. It is difficult to predict exactly when, or even if, we will actually make a sale with a potential customer. As a result, large individual sales have, in some cases, occurred in quarters subsequent to those we anticipated, or have not occurred at all. The loss or delay of one or more large product transactions in a quarter could impact our operating results for that quarter and any future quarters into which revenues from that transaction are delayed. As a result of these factors, it is difficult for us to accurately forecast product revenues in any quarter. Because a substantial portion of our expenses are relatively fixed in the short term, our operating results will suffer if revenues fall below our expectations in a particular quarter, which could cause the price of our common stock to decline significantly.

If we fail to further develop and manage our distribution channels, our revenues could decline and our growth prospects could suffer.

We derive a portion of our revenues from sales of our products and related services through channel partners, such as resellers and systems integrators. In particular, systems integrators are an important source of sales leads for us in the U.S. public sector, as government agencies often rely on them to meet information technology, or IT, needs. We also use resellers to augment our internal resources in international markets and, to a lesser extent, domestically. We may be required by our U.S. government customers to utilize particular resellers that may not meet our criteria for creditworthiness, and revenues from those resellers may not be recognizable until receipt of payment. We have derived and anticipate that in the future we will continue to derive a substantial portion of the sales of Logger and other appliance products through channel partners, including parties with which we have not yet developed relationships. We expect that channel sales will represent a substantial portion of our U.S. government and international revenues for the foreseeable future and, we believe, a growing portion of our U.S. commercial revenues. We may be unable to recruit additional channel partners and successfully expand our channel sales program. If we do not successfully execute our strategy to increase channel sales, particularly to further penetrate the mid-market and sell our appliance products, our growth prospects may be materially and adversely affected.

Our agreements with our channel partners are generally non-exclusive and many of our channel partners have more established relationships with our competitors. If our channel partners do not effectively market and sell our products, if they choose to place greater emphasis on products of their own or those offered by our competitors, or if they fail to meet the needs of our customers, our ability to grow our business and sell our products may be adversely affected, particularly in the public sector, the mid-market and internationally. Similarly, the loss of a substantial number of our channel partners, who may cease marketing our products and services with limited or no notice and with little or no penalty, and our possible inability to replace them, the failure to recruit additional channel partners, or any reduction or delay in their sales of our products and services or conflicts between channel sales and our direct sales and marketing activities could materially and adversely affect our results of operations. In addition, changes in the proportion of our revenues attributable to sales by channel partners, which are more likely than direct sales to involve collectibility concerns at the time of contract execution and product delivery, may cause our operating results to fluctuate from period to period.

We have limited experience with sale, manufacture, delivery, service and support of Logger and our other appliance products, and we may be unable to successfully forecast demand or fulfill orders for these appliance products.

We introduced our Logger product in fiscal 2007. Prior to June 2006, we offered only software products and related services, and as a result have limited experience with sales of appliance-based products. Fulfillment of sales of our appliance products involves hardware manufacturing, inventory, import certification and return merchandise authorization processes with which we have limited experience. For example, if we fail to accurately predict demand and maintain insufficient hardware inventory or excess inventory, we may be unable to timely deliver ordered products or may have substantial inventory expense. In addition, if our equipment vendor fails to manufacture our appliance products or fulfill orders in required volumes, in a timely manner, at a sufficient level of quality, or at all, we may be unable to fulfill customer orders and our operating results may fluctuate from period to period. If we underestimate warranty claims for our appliance products, our operating expenses may be higher than we anticipate, which in turn may adversely affect our results of operations. In addition, if we change our hardware configuration or manufacturer, some countries may require us to reinitiate their import certification process. Because our appliance products are new, we have limited experience with warranty claims, resulting in limited ability to forecast warranty expense. If we are unable to successfully perform these functions or develop a relationship with a fulfillment partner that does so for us, our sales, operating results and financial condition may be harmed.

Because we derive a significant majority of our revenues from ArcSight ESM and related products and services, any failure of this product to satisfy customer demands or to achieve increased market acceptance will harm our business, operating results, financial condition and growth prospects.

We have derived a significant majority of our product revenues from ArcSight ESM and related products. We expect this to continue for the foreseeable future. For example, in fiscal 2008 and 2007, sales of such products represented 56% and 89% of product revenues, respectively, with the balance coming from transactions that included both our ESM products and our appliance products or included only appliance products. Prior to fiscal 2007, all of our revenues related to our ESM products. As a result, although we introduced our complementary appliance products in fiscal 2007 to more fully serve the enterprise compliance and security management market, our revenues and operating results will continue to depend to a large extent on the demand for our ArcSight ESM product. Demand for ArcSight ESM is affected by a number of factors beyond our control, including the timing of development and release of new products by us and our competitors, technological change, and lower-than-expected growth or a contraction in the worldwide market for enterprise compliance and security management solutions or other risks described in this Annual Report on Form 10-K. If we are unable to continue to meet customer demands or to achieve more widespread market acceptance of ArcSight ESM, our business, operating results, financial condition and growth prospects will be adversely affected.

If we are unable to successfully market our recently introduced products, successfully develop new products, make enhancements to our existing products or expand our offerings into new markets, our business may not grow and our operating results may suffer.

We introduced our Logger product in fiscal 2007 and are currently developing new versions of this product and our ESM platform, as well as new complementary products. Our growth strategy and future financial performance will depend, in part, on our ability to market and sell these products and to diversify our offerings by successfully developing, timely introducing and gaining customer acceptance of new products.

The software in our products is especially complex because it must recognize, effectively interact with and manage a wide variety of devices and applications, and effectively identify and respond to new and increasingly sophisticated security threats and other risks, while not impeding the high network performance demanded by our customers. The typical development cycle for a patch to our ESM software is one to three months, a service pack is four to six months and a new version or major sub-version is 12 to 18 months. Customers and industry analysts expect speedy introduction of software to respond to new threats and risks and to add new functionality, and we may be unable to meet these expectations. Since developing new products or new versions of, or add-ons to, existing products is complex, the timetable for their commercial release is difficult to predict and may vary from our historical experience, which could result in delays in their introduction from anticipated or announced release dates. We may not offer updates as rapidly as new threats affect our customers. If we do not quickly respond to the rapidly changing and rigorous needs of our customers by developing and introducing on a timely basis new and effective products, upgrades and services that can respond adequately to new security threats, our competitive position, business and growth prospects will be harmed.

Diversifying our product offerings and expanding into new markets will require significant investment and planning, will bring us more directly into competition with software providers that may be better established or have greater resources than we do, may complicate our relationships with channel and strategic partners and will entail significant risk of failure. Sales of our Logger product and other products that we may develop and market may reduce revenues of our flagship ESM product and our overall margin by offering a subset of features or capabilities at a reduced price with a lower gross margin. Moreover, increased emphasis on the sale of our appliance products, add-on products or new product lines could distract us from sales of our core ArcSight ESM offering, negatively affecting our overall sales. If we fail or delay in diversifying our existing offerings or expanding into new markets, or we are unsuccessful competing in these new markets, our business, operating results and prospects may suffer.

If we are not able to maintain and enhance our brand, our business and operating results may be harmed.

We believe that maintaining and enhancing our brand identity is critical to our relationships with, and to our ability to attract, new customers and partners. The successful promotion of our brand will depend largely upon our marketing and public relations efforts, our ability to continue to offer high-quality products and services, and our ability to successfully differentiate our products and services from those of our competitors, especially to the extent that our competitors integrate or bundle competitive offerings with a broader array of products and services that they may offer. Our brand promotion activities may not be successful or yield increased revenues. In addition, extension of our brand to products and uses different from our traditional products and services may dilute our brand, particularly if we fail to maintain the quality of our products and services in these new areas. Moreover, it may be difficult to maintain and enhance our brand in connection with sales through channel or strategic partners. The promotion of our brand will require us to make substantial expenditures, and we anticipate that the expenditures will increase as our market becomes more competitive and as we expand into new markets. To the extent that these activities yield increased revenues, these revenues may not offset the expenses we incur. If we do not successfully maintain and enhance our brand, our business may not grow, we may have reduced pricing power relative to competitors with stronger brands, and we could lose customers and channel partners, all of which would harm our business, operating results and financial condition.

In addition, independent industry analysts often provide reviews of our products and services, as well as those of our competitors, and perception of our products in the marketplace may be significantly influenced by these reviews. We have no control over what these industry analysts report, and because industry analysts may influence current and potential customers, our brand could be harmed if they do not provide a positive review of our products and services or view us as a market leader.

We face intense competition in our market, especially from larger, better-known companies, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The market for enterprise compliance and security management and log archiving products is intensely competitive, and we expect competition to increase in the future. A significant number of companies have developed, or are developing, products that currently, or in the future are likely to, compete with some or all of our products. We may not compete successfully against our current or potential competitors, especially those with significantly greater financial resources or brand name recognition. Companies competing with us may introduce products that are more competitively priced, have greater performance or functionality or incorporate technological advances that we have not yet developed or implemented.

Our competitors include large software companies, software or hardware network infrastructure companies, smaller software companies offering more narrowly focused enterprise compliance and security management, log archiving and response products and small and large companies offering point solutions that compete with components of our platform or individual products offered by us. Existing competitors for a compliance and security management software platform solution such as our ESM platform primarily are specialized, privately-held companies, such as Intellitactics and NetForensics, as well as larger companies such as CA, Cisco, Symantec, EMC (through its acquisition of Network Intelligence), IBM (through its acquisition of Micromuse and Consul) and Novell (through its acquisition of e-Security). Current competitors for sales of our Logger product include specialized, privately-held companies, such as LogLogic and Sensage. In addition to these current competitors, we expect to face competition for our appliance products from existing large, diversified software and hardware companies, from specialized, smaller companies and from new companies that may seek to enter this market.

A greater source of competition is represented by the custom efforts undertaken by potential customers to analyze and manage the information produced from their existing devices and applications to identify and remediate threats. Many companies, in particular large corporate enterprises, have developed internally software that is an alternative to our enterprise compliance and security management and log archiving products. Wide adoption of our Common Event Format, which we are promoting as a standard for event logs generated by security and other products, may facilitate this internal development. It may also allow our competitors to offer products with a degree of compatibility similar to ours or may facilitate new entrants into our business. New competitors may emerge and rapidly acquire significant market share due to factors such as greater brand name recognition, larger installed customer bases and significantly greater financial, technical, marketing and other resources and experience. If these new competitors are successful, we would lose market share and our revenues would likely decline.

Mergers or consolidations among these competitors, or acquisitions of our competitors by large companies, present heightened competitive challenges to our business. For example, in recent years IBM has acquired Internet Security Systems, Inc., Micromuse and Consul, Novell acquired e-Security and EMC acquired Network Intelligence. We believe that the trend toward consolidation in our industry will continue. These acquisitions will make these combined entities potentially more formidable competitors to us if their products and offerings are effectively integrated. Continued industry consolidation may impact customers' perceptions of the viability of smaller or even medium-sized software firms and consequently customers' willingness to purchase from those firms.

Many of our existing and potential competitors enjoy substantial competitive advantages, such as:

- greater name recognition and longer operating histories;
- larger sales and marketing budgets and resources;
- the capacity to leverage their sales efforts and marketing expenditures across a broader portfolio of products;
- broader distribution and established relationships with distribution partners;
- access to larger customer bases;
- greater customer support;
- greater resources to make acquisitions;
- lower labor and development costs; and
- substantially greater financial, technical and other resources.

As a result, they may be able to adapt more quickly and effectively to new or emerging technologies and changing opportunities, standards or customer requirements. In addition, these companies have reduced, and could continue to reduce, the price of their enterprise compliance and security management, log archiving and response products and managed security services, which intensifies pricing pressures within our market.

Increased competition could result in fewer customer orders, price reductions, reduced operating margins and loss of market share. Our larger competitors also may be able to provide customers with different or greater capabilities or benefits than we can provide in areas such as technical qualifications, geographic presence, the ability to provide a broader range of services and products, and price. In addition, large competitors may have more extensive relationships within large enterprises, the federal government or foreign governments, which may provide them with an advantage in competing for business with those potential customers. Our ability to compete will depend upon our ability to provide better performance than our competitors at a competitive price. We may be required to make substantial additional investments in research, development, marketing and sales in order to respond to competition, and we cannot assure you that we will be able to compete successfully in the future.

We may not be able to compete effectively with companies that integrate or bundle products similar to ours with their other product offerings.

Many large, integrated software companies offer suites of products that include software applications for compliance and security management. In addition, hardware vendors, including diversified, global concerns, offer products that address the compliance and security needs of the enterprises and government agencies that comprise our target market. Further, several companies currently sell software products that our customers and potential customers have broadly adopted, which may provide them a substantial advantage when they sell products that perform functions substantially similar to some of our products. Competitors that offer a large array of security or software products may be able to offer products or functionality similar to ours at a more attractive price than we can by integrating or bundling them with their other product offerings. The trend toward consolidation in our industry increases the likelihood of competition based on integration or bundling. Customers may also increasingly seek to consolidate their enterprise-level software purchases with a small number of larger companies that can purport to satisfy a broad range of their requirements. If we are unable to sufficiently differentiate our products from the integrated or bundled products of our competitors, such as by offering enhanced functionality, performance or value, we may see a decrease in demand for those products, which would adversely affect our business, operating results and financial condition. Similarly, if customers seek to concentrate their software purchases in the product portfolios of a few large providers, we may be at a competitive disadvantage.

We face risks related to customer outsourcing to managed security service providers.

Some of our customers have outsourced the management of their IT departments or the network security operations function to large system integrators or managed security service providers, or MSSPs. If this trend continues, our established customer relationships could be disrupted and our products could be displaced by alternative system and network protection solutions offered by system integrators or MSSPs. Significant product displacements could impact our revenues and have a negative effect on our business. While to date we have developed a number of successful relationships with MSSPs, they may develop or acquire their own technologies rather than purchasing our products for use in provision of managed security services.

Our business depends, in part, on sales to the public sector, and significant changes in the contracting or fiscal policies of the public sector could have a material adverse effect on our business.


10-K

We derive a portion of our revenues from contracts with federal, state, local and foreign governments and government agencies, and we believe that the success and growth of our business will continue to depend on our successful procurement of government contracts. For example, we have historically derived, and expect to continue to derive, a significant portion of our revenues from sales to agencies of the U.S. federal government, either directly by us or through systems integrators and other resellers. In fiscal 2008, 2007 and 2006, we derived 20%, 32% and 38% of our revenues, respectively, from contracts with agencies of the U.S. federal government. Accordingly:

- changes in fiscal or contracting policies or decreases in available government funding;
- changes in government programs or applicable requirements;
- the adoption of new laws or regulations or changes to existing laws or regulations;
- changes in political or social attitudes with respect to security issues;
- potential delays or changes in the government appropriations process; and
- delays in the payment of our invoices by government payment offices

could cause governments and governmental agencies to delay or refrain from purchasing the products and services that we offer in the future or otherwise have an adverse effect on our business, financial condition and results of operations.

Failure to comply with laws or regulations applicable to our business could cause us to lose U.S. government customers or our ability to contract with the U.S. government.

We must comply with laws and regulations relating to the formation, administration and performance of U.S. government contracts, which affect how we and our channel partners do business in connection with U.S. federal agencies. These laws and regulations may impose added costs on our business, and failure to comply with these or other applicable regulations and requirements, including non-compliance in the past, could lead to claims for damages from our channel partners, penalties, termination of contracts and suspension or debarment from government contracting for a period of time. Any such damages, penalties, disruption or limitation in our ability to do business with the U.S. federal government could have a material adverse effect on our business, operating results and financial condition.

Our government contracts may limit our ability to move development activities overseas, which may impair our ability to optimize our software development costs and compete for non-government contracts.

Increasingly, software development is being shifted to lower-cost countries, such as India. However, some contracts with U.S. government agencies require that at least 50% of the components of each of our products be of U.S. origin. Consequently, our ability to optimize our software development by conducting it overseas may be hampered. Some of our competitors do not rely on contracts with the U.S. government to the same degree as we do and may develop software off-shore. If we are unable to develop software as cost-effectively as our competitors, our ability to compete for our non-government customers may be reduced and our customer sales may decline, resulting in decreased revenues.

Real or perceived errors, failures or bugs in our products could adversely affect our operating results and growth prospects.

Because we offer very complex products, undetected errors, failures or bugs may occur, especially when products are first introduced or when new versions are released. Our products are often installed and used in large-scale computing environments with different operating systems, system management software and equipment and networking configurations, which may cause errors or failures in our products or may expose undetected errors, failures or bugs in our products. Despite testing by us, errors, failures or bugs may not be found in new products or releases until after commencement of commercial shipments. In the past, we have discovered software errors, failures, and bugs in some of our product offerings after their introduction.

In addition, our products could be perceived to be ineffective for a variety of reasons outside of our control. Hackers could circumvent our customers' security measures, and customers may misuse our products resulting in a security breach or perceived product failure. We provide a top-level enterprise compliance and security management solution that integrates a wide variety of other elements in a customer's IT and security infrastructure, and we may receive blame for a security breach that was the result of the failure of one of the other elements.

Real or perceived errors, failures or bugs in our products could result in negative publicity, loss of or delay in market acceptance of our products, loss of competitive position, or claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem. Our product liability insurance may not be adequate. Further, provisions in our license agreements with end users that limit our exposure to liabilities arising from such claims may not be enforceable in some circumstances or may not fully protect us against such claims and related liabilities and costs. Defending a lawsuit, regardless of its merit, could be costly and could limit the amount of time that management has available for day-to-day execution and strategic planning or other matters.

Many of our end-user customers use our products in applications that are critical to their businesses and may have a greater sensitivity to defects in our products than to defects in other, less critical, software products. In addition, if an actual or perceived breach of information integrity or availability occurs in one of our end-user customer's systems, regardless of whether the breach is attributable to our products, the market perception of the effectiveness of our products could be harmed. Alleviating any of these problems could require significant expenditures of our capital and other resources and could cause interruptions, delays or cessation of our product licensing, which could cause us to lose existing or potential customers and could adversely affect our operating results and growth prospects.

In addition, because we are a leading provider of enterprise security products and services, "hackers" and others may try to access our data or compromise our systems. If we are the subject of a successful attack, then our reputation in the industry and with current and potential customers may be compromised and our sales and operating results could be adversely affected.

Incorrect or improper use of our complex products, our failure to properly train customers on how to utilize our products or our failure to properly provide consulting and implementation services could result in customer dissatisfaction and negatively affect our results of operations and growth prospects.

Our ESM products are complex and are deployed in a wide variety of network environments. The proper use of our products, particularly our ESM platform, requires training of the end user. If our products are not used correctly or as intended, inadequate performance may result. For example, among other things, deployment of our ESM platform requires categorization of IT assets and assignment of business or criticality values for each, selection or configuration of one of our pre-packaged rule sets, user interfaces and network utilization parameters, and deployment of connectors for the various devices and applications from which event data are to be collected. Our customers or our professional services personnel may incorrectly implement or use our products. Our products may also be intentionally misused or abused by customers or their employees or third parties who obtain access and use of our products. Because our customers rely on our product, services and maintenance offerings to manage a wide range of sensitive security, network and compliance functions, the incorrect or improper use of our products, our failure to properly train customers on how to efficiently and effectively use our products or our failure to properly provide consulting and implementation services and maintenance to our customers may result in negative publicity or legal claims against us.

In addition, if customer personnel are not well trained in the use of our products, customers may defer the deployment of our products, may deploy them in a more limited manner than originally anticipated or may not deploy them at all. If there is substantial turnover of the customer personnel responsible for implementation and use of our ESM products, our product may go unused and our ability to make additional sales may be substantially limited.

If we are unable to maintain effective relationships with our technology partners, we may not be able to support the interoperability of our software with a wide variety of security and other products and our business may be harmed.

A key feature of ArcSight ESM is that it provides out-of-the-box support for many third-party devices and applications that the customer may use in its business and technology infrastructure. To provide effective interoperability, we work with individual product vendors to develop our SmartConnectors, which allow our ESM platform to interface with these products. In addition, we are promoting the adoption of our Common Event Format as a standard way to format system log events. Some of these technology partners are current or potential competitors of ours. If we are unable to develop and maintain effective relationships with a wide variety of technology partners, if companies adopt more restrictive policies with respect to, or impose unfavorable terms and conditions on, access to their products, or if our Common Event Format is not widely adopted, we may not be able to continue to provide our customers with a high degree of interoperability with their existing IT and business infrastructure, which could reduce our sales and adversely affect our business, operating results and financial condition.

Our international sales and operations subject us to additional risks that can adversely affect our operating results.

In fiscal 2008, 2007 and 2006, we derived 33%, 23% and 21% of our revenues, respectively, from customers outside the United States, and we are continuing to expand our international operations as part of our growth strategy. We currently have sales personnel and sales and support operations in Australia, Austria, Canada, China, Germany, Hong Kong, Japan, the Netherlands, Singapore, South Korea, Spain, the United Arab Emirates and the United Kingdom. Our international operations subject us to a variety of risks, including:

- increased management, travel, infrastructure and legal compliance costs associated with having multiple international operations;
- longer payment cycles and difficulties in collecting accounts receivable, especially in emerging markets, and the likelihood that revenues from international resellers and customers may need to be recognized when cash is received, at least until satisfactory payment history has been established;

- the need to localize our products and licensing programs for international customers;
- differing regulatory and legal requirements and possible enactment of additional regulations or restrictions on the use, import or export of encryption technologies and our appliance-based products, which could delay or prevent the sale or use of our products in some jurisdictions;
- reduced protection for intellectual property rights in some countries; and
- overlapping of different tax regimes.

Any of these risks could harm our international operations and reduce our international sales, adversely affecting our business, operating results and financial condition and growth prospects.

Our business in countries with a history of corruption and transactions with foreign governments increase the risks associated with our international activities.

As we operate and sell internationally, we are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. and other business entities for the purpose of obtaining or retaining business. We have operations, deal with and make sales to governmental customers in countries known to experience corruption, particularly certain emerging countries in East Asia, Eastern Europe and the Middle East, and further expansion of our international selling efforts may involve additional regions, including Africa and South America. Our activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees, consultants, sales agents or channel partners that could be in violation of various laws including the FCPA, even though these parties are not always subject to our control. We have implemented safeguards to discourage these practices by our employees, consultants, sales agents and channel partners. However, our existing safeguards and any future improvements may prove to be less than effective, and our employees, consultants, sales agents or channel partners may engage in conduct for which we might be held responsible. Violations of the FCPA may result in severe criminal or civil sanctions, including suspension or debarment from U.S. government contracting, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

Failure to protect our intellectual property rights could adversely affect our business.

Our success depends, in part, on our ability to protect proprietary methods and technologies that we develop under patent and other intellectual property laws of the United States, so that we can prevent others from using our inventions and propriety information. If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology, and our business might be harmed. In addition, defending our intellectual property rights might entail significant expenses. Any of our patents, copyrights, trademarks or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. We have four issued patents and a number of patent applications pending in the United States, internationally and in specific foreign countries. Our issued patents may not provide us with any competitive advantages or may be challenged by third parties, and our patent applications may never issue at all. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Even if issued, there can be no assurance that these patents will adequately protect our intellectual property, as the legal standards relating to the validity, enforceability and scope of protection of patent and other intellectual property rights are uncertain.

Any patents that are issued may subsequently be invalidated or otherwise limited, enabling other companies to better develop products that compete with ours, which could adversely affect our competitive business position, business prospects and financial condition. In addition, issuance of a patent does not guarantee that we have a right to practice the patented invention. Patent applications in the U.S. are typically not published until 18 months after filing, or in some cases not at all, and publications of discoveries in industry-related literature lag behind actual discoveries. We cannot be certain that we were the first to make the inventions claimed in our issued patents or pending patent applications or otherwise used in our products, that we were the first to file for protection in our patent applications, or that third parties do not have blocking patents that could be used to prevent us from marketing or practicing our patented products or technology. Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our products and services are available. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.

We might be required to spend significant resources to monitor and protect our intellectual property rights. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel, which may adversely affect our business, operating results and financial condition.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect our proprietary technology, processes and methods, we rely in part on confidentiality agreements with our corporate partners, employees, consultants, advisors and others. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in these cases we would not be able to assert any trade secret rights against those parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

We may in the future be subject to intellectual property rights claims, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.

Companies in the software, networking and technology industries, including some of our current and potential competitors, own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. The litigation may involve patent holding companies or other adverse patent owners who have no relevant product revenues and against whom our potential patents may provide little or no deterrence. We have received, and may in the future receive, notices that claim we have misappropriated or misused other parties' intellectual property rights, and, to the extent we gain greater visibility, we face a higher risk of being the subject of intellectual property infringement claims, which is not uncommon with respect to software technologies in general and network security technology in particular. There may be third-party intellectual property rights, including issued or pending patents, that cover significant aspects of our technologies or business methods. Any intellectual property claims, with or without merit, could be very time-consuming, could be expensive to settle or litigate and could divert our management's attention and other resources. These claims could also subject us to significant liability for damages, potentially including treble damages if we are found to have willfully infringed patents or copyrights. These claims could also result in our having to stop using technology found to be in violation of a third party's rights. We might be required to seek a license for the intellectual property, which may not be available on reasonable terms or at all. Even if a license were available, we could be required to pay significant royalties, which would increase our operating expenses. As a result, we may be required to develop alternative non-infringing technology, which could require significant effort and expense. If we cannot license or develop technology for any infringing aspect of our business, we would be forced to limit or stop sales of one or more of our products or product features and may be unable to compete effectively. Any of these results would harm our business, operating results and financial condition.

We rely on software licensed from other parties, the loss of which could increase our costs and delay software shipments.

We utilize various types of software licensed from unaffiliated third parties in order to provide certain elements of our product offering. For example, we license database software from Oracle that we integrate with our ESM product. Our agreement with Oracle permits us to distribute Oracle software in our products to our customers and partners worldwide through May 2009. See "Item 1. Business—Intellectual Property—Oracle License Agreement." Any errors or defects in this third-party software could result in errors that could harm our business. In addition, licensed software may not continue to be available on commercially reasonable terms, or at all. While we believe that there are currently adequate replacements for third-party software, any loss of the right to use any of this software could result in delays in producing or delivering our software until equivalent technology is identified and integrated, which could harm our business. Our business would be disrupted if any of the software we license from others or functional equivalents of this software were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required to either redesign our products to function with software available from other parties or to develop these components ourselves, which would result in increased costs and could result in delays in our product shipments and the release of new product offerings. Furthermore, we might be forced to limit the features available in our current or future products. If we fail to maintain or renegotiate any of these software licenses, we could face significant delays and diversion of resources in attempting to license and integrate a functional equivalent of the software.

Some of our products contain "open source" software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Certain of our products are distributed with software licensed by its authors or other third parties under "open source" licenses. Some of these licenses contain requirements that we make available source code for modifications or derivative works we create based upon the open source software, and that we license these modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. If we combine our proprietary software with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software. We have established processes to help alleviate these risks, including a review process for screening requests from our development organization for the use of open source, and we plan to implement the use of software tools to review our source code for potential inclusion of open source, but we cannot be sure that all open source is submitted for approval prior to use in our products or that such software tools will be effective. In addition, open source license terms may be ambiguous and many of the risks associated with usage of open source cannot be eliminated, and could, if not properly addressed, negatively affect our business. If we were found to have inappropriately used open source software, we may be required to re-engineer our products, to release proprietary source code, to discontinue the sale of our products in the event re-engineering could not be accomplished on a timely basis or to take other remedial action that may divert resources away from our development efforts, any of which could adversely affect our business, operating results and financial condition.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with customers and channel partners include indemnification provisions, under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement and, in some cases, for damages caused by us to property or persons. The term of these indemnity provisions is generally perpetual after execution of the corresponding product sale agreement. Large indemnity payments could harm our business, operating results and financial condition.

Changes or reforms in the law or regulatory landscape could diminish the demand for our solutions, and could have a negative impact on our business.

One factor that drives demand for our products and services is the legal and regulatory framework in which our customers operate. Laws and regulations are subject to drastic changes, and these could either help or hurt the demand for our products. Thus, some changes in the law and regulatory landscape, such as legislative reforms that limit corporate compliance obligations, could significantly harm our business.

If we are unable to attract and retain personnel, our business would be harmed.

We depend on the continued contributions of our senior management and other key personnel, in particular Robert Shaw, Tom Reilly and Hugh Njemanze, the loss of whom could harm our business. All of our executive officers and key employees are at-will employees, which means they may terminate their employment relationship with us at any time. We do not maintain a key-person life insurance policy on any of our officers or other employees.

Our future success also depends on our ability to identify, attract and retain highly skilled technical, managerial, finance and other personnel, particularly in our sales and marketing, research and development and professional service departments. We face intense competition for qualified individuals from numerous security, software and other technology companies. In addition, competition for qualified personnel is particularly intense in the San Francisco Bay Area, where our headquarters are located. Often, significant amounts of time and resources are required to train technical, sales and other personnel. Qualified individuals are in high demand. We may incur significant costs to attract and retain them, and we may lose new employees to our competitors or other technology companies before we realize the benefit of our investment in recruiting and training them. We may be unable to attract and retain suitably qualified individuals who are capable of meeting our growing technical, operational and managerial requirements, on a timely basis or at all, and we may be required to pay increased compensation in order to do so. If we are unable to attract and retain the qualified personnel we need to succeed, our business would suffer.

Volatility or lack of performance in our stock price may also affect our ability to attract and retain our key employees. Many of our senior management personnel and other key employees have become, or will soon become, vested in a substantial amount of stock or stock options. Employees may be more likely to leave us if the shares they own or the shares underlying their vested options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the options, or if the exercise prices of the options that they hold are significantly above the market price of our common stock. If we are unable to retain our employees, our business, operating results and financial condition would be harmed.

If we fail to manage future growth effectively, our business would be harmed.

We operate in an emerging market and have experienced, and may continue to experience, significant expansion of our operations. In particular, we grew from 287 employees as of April 30, 2007 to 335 employees as of April 30, 2008. This growth has placed, and will continue to place, a strain on our employees, management systems and other resources. Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, operating results and financial condition would be harmed.

Future acquisitions could disrupt our business and harm our financial condition and results of operations.

We completed the acquisition of substantially all of the assets of Enira Technologies, LLC in June 2006, and may pursue additional acquisitions in the future, any of which could be material to our business, operating results and financial condition. Our ability as an organization to successfully acquire and integrate technologies or businesses on a larger scale is unproven. Acquisitions involve many risks, including the following:

- an acquisition may negatively impact our results of operations because it may require us to incur charges and substantial debt or liabilities, may cause adverse tax consequences, substantial depreciation or deferred compensation charges, may result in acquired in-process research and development expenses or in the future may require the amortization, write-down or impairment of amounts related to deferred compensation, goodwill and other intangible assets, or may not generate sufficient financial return to offset acquisition costs;
- we may encounter difficulties or unforeseen expenditures in integrating the business, technologies, products, personnel or operations of any company that we acquire, particularly if key personnel of the acquired company decide not to work for us;

- an acquisition may disrupt our ongoing business, divert resources, increase our expenses and distract our management;
- an acquisition may result in a delay or reduction of customer purchases for both us and the company acquired due to customer uncertainty about continuity and effectiveness of service from either company;
- we may encounter difficulties in, or may be unable to, successfully sell any acquired products; and
- an acquisition may involve the entry into geographic or business markets in which we have little or no prior experience.

If we fail to maintain an effective system of internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of The NASDAQ Stock Market. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly and place undue strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. During the audit of our financial statements for fiscal 2004, 2005, 2006 and 2007, "material weaknesses" in our internal control over financial reporting were identified. While we believe that we have remediated these material weaknesses, in the future, additional material weaknesses or other areas of our internal control over financial reporting may be identified that need improvement. Given our history of material weaknesses, achieving and maintaining effective controls may be particularly challenging for us.

We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC's rules and forms. Our current controls and any new controls that we develop may become inadequate because of changes in conditions, and the degree of compliance with the policies or procedures may deteriorate. Further, additional weaknesses in our internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our prior period financial statements. Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting that we will be required to include in our periodic reports filed with the SEC beginning for our fiscal year ending April 30, 2009 under Section 404 of the Sarbanes-Oxley Act. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock.

In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we are expending significant resources and providing significant management oversight. We have a substantial effort ahead of us to maintain the processes that we have added and to implement additional processes, document our system of internal control over relevant processes, assess their design, remediate any deficiencies identified and test their operation. As a result, management's attention may be diverted from other business concerns, which could harm our business, operating results and financial condition. These efforts will also involve substantial accounting-related costs. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on The NASDAQ Global Market.

Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems, and take a significant period of time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In the event that we are not able to demonstrate compliance with Section 404 of the

Sarbanes-Oxley Act in a timely manner, that our internal controls are perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and our stock price could decline.

We also have not yet implemented a complete disaster recovery plan or business continuity plan for our accounting and related information technology systems. Any disaster could therefore materially impair our ability to maintain timely accounting and reporting.

The Sarbanes-Oxley Act and the rules and regulations of The NASDAQ Stock Market will make it more difficult and more expensive for us to maintain directors' and officers' liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to maintain or increase coverage. If we are unable to maintain adequate directors' and officers' insurance, our ability to recruit and retain qualified directors, especially those directors who may be considered independent for purposes of The NASDAQ Stock Market rules, and officers may be curtailed.

We may not be able to utilize a significant portion of our net operating loss carry-forwards, which could adversely affect our operating results.

Due to prior period losses, we have generated significant federal and state net operating loss carry-forwards, which expire beginning in fiscal 2022 and fiscal 2013, respectively. U.S. federal and state income tax laws limit the amount of these carry-forwards we can utilize upon a greater than 50% cumulative shift of stock ownership over a three-year period, including shifts due to the issuance of additional shares of our common stock, or securities convertible into our common stock. We have previously experienced a greater than 50% shift in our stock ownership, which has limited our ability to use a portion of our net operating loss carry-forwards, and we may experience subsequent shifts in our stock ownership. Accordingly, there is a risk that our ability to use our existing carry-forwards in the future could be further limited and that existing carry-forwards would be unavailable to offset future income tax liabilities, which would adversely affect our operating results.

Governmental export or import controls could subject us to liability or limit our ability to compete in foreign markets.

Our products incorporate encryption technology and may be exported outside the U.S. only if we obtain an export license or qualify for an export license exception. Compliance with applicable regulatory requirements regarding the export of our products, including with respect to new releases of our products, may create delays in the introduction of our products in international markets, prevent our customers with international operations from deploying our products throughout their global systems or, in some cases, prevent the export of our products to some countries altogether. In addition, various countries regulate the import of our appliance-based products and have enacted laws that could limit our ability to distribute products or could limit our customers' ability to implement our products in those countries. Any new export or import restrictions, new legislation or shifting approaches in the enforcement or scope of existing regulations, or in the countries, persons or technologies targeted by such regulations, could result in decreased use of our products by existing customers with international operations, declining adoption of our products by new customers with international operations and decreased revenues. If we fail to comply with export and import regulations, we may be denied export privileges, be subjected to fines or other penalties and our products may be denied entry into other countries.

Risks Related to Ownership of Our Common Stock

Our stock price may be volatile or may decline regardless of our operating performance.

The trading prices of the securities of technology companies have been highly volatile. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

- actual or anticipated fluctuations in our operating results;
- the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

- failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
- ratings changes by any securities analysts who follow our company;
- announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;
- changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;
- price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;
- lawsuits threatened or filed against us; and
- other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock markets, and in particular The NASDAQ Global Market on which our common stock is listed, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business, operating results and financial condition.

A significant portion of our total outstanding shares may be sold into the market in the near future. If there are substantial sales of shares of our common stock, the price of our common stock could decline.

The price of our common stock could decline if there are substantial sales of our common stock, particularly sales by our directors, executive officers and significant stockholders, or if there is a large number of shares of our common stock available for sale. As of July 15, 2008, we had outstanding 31,050,806 shares of our common stock, 24,188,887 shares, or 77.9%, of which are currently restricted as a result of market standoff and/or lock-up agreements, but will be able to be sold in the near future as set forth below.

Date Available for Sale into Public Market	Number of Shares and % of Total Outstanding
Immediately after the date of this Annual Report on Form 10-K	No shares, or 0%
August 13, 2008, or 181 days after the date of the prospectus relating to our IPO, subject to deferral in some circumstances	24,188,887 shares, or 77.9%, of which 10,473,461 shares, or 33.7%, will be subject to limitations under Rules 144 and 701

Some holders of shares of our common stock have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders. All of these shares are subject to market standoff and/or lock-up agreements restricting their sale for 180 days after the date of the prospectus relating to our IPO. We also registered shares of common stock that we have issued and may issue under our employee equity incentive plans, and such shares may be sold freely in the public market upon issuance, subject to existing market standoff and/or lock-up agreements. Morgan Stanley & Co. Incorporated may, in its sole discretion, permit our officers, directors, employees and current stockholders who are subject to the 180-day contractual lock-up to sell shares prior to the expiration of the lock-up agreements. The 180-day lock-up period is subject to extension in some circumstances.

The market price of the shares of our common stock could decline as a result of sales of a substantial number of our shares in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We currently have limited, and may not obtain additional, research coverage by securities analysts, and industry analysts that currently cover us may cease to do so. If no securities analysts commence coverage of our company, or if industry analysts cease coverage of our company, the trading price for our stock would be negatively impacted. In the event we obtain securities analyst coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Our directors, executive officers and principal stockholders have substantial control over us and could delay or prevent a change in corporate control.

Our directors, executive officers and holders of more than 5% of our common stock, together with their affiliates, beneficially own, in the aggregate, 56.3% of our outstanding common stock as of July 15, 2008. As a result, these stockholders, acting together, would have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, acting together, would have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership might harm the market price of our common stock by:


10-K

- delaying, deferring or preventing a change in control of us;
- impeding a merger, consolidation, takeover or other business combination involving us; or
- discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

Delaware law and provisions in our restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock.

We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors, including the following:

- our board of directors is classified into three classes of directors with staggered three-year terms;
- only our chairman of the board, our lead independent director, if any, our chief executive officer, our president or a majority of our board of directors is authorized to call a special meeting of stockholders;
- our stockholders are only able to take action at a meeting of stockholders and not by written consent;
- vacancies on our board of directors are able to be filled only by our board of directors and not by stockholders;
- directors may be removed from office only for cause;
- our restated certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established, and shares of which may be issued, without stockholder approval; and
- advance notice procedures will apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

Item 1B. ***Unresolved Staff Comments***

Not applicable.

Item 2. ***Properties***

Our corporate headquarters and research and development facilities occupy approximately 80,000 square feet in Cupertino, California under a lease that expires in October 2013. We have an option to extend this lease for five years and a right of first offer to lease adjacent space. In addition to our principal office space in Cupertino, we lease facilities for use as sales and local support offices in various cities in the United States and internationally. We believe our facilities are adequate for our needs for at least the next 12 months. We also anticipate that suitable additional or alternative space will be reasonably available to accommodate foreseeable expansion of our operations.

Item 3. ***Legal Proceedings***

We are subject to various claims, complaints and legal actions that arise in the normal course of business from time to time. We do not believe we are party to any currently pending legal proceedings the outcome of which will have a material adverse effect on our operations or financial position. There can be no assurance that existing or future legal proceedings arising in the ordinary course of business or otherwise will not have a material adverse effect on our business, consolidated financial position, results of operations or cash flows.

Item 4. ***Submission of Matters to a Vote of Security Holders***

No matters were submitted to a vote of our security holders during the fourth quarter of fiscal 2008.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information for Common Stock

Our common stock has been listed on The NASDAQ Global Market under the symbol "ARST" since our IPO in February 2008. The following table sets forth, for the periods indicated, the high and low intra-day prices for our common stock as reported on The NASDAQ Global Market.

Fiscal Year Ended	High	Low
Fourth Quarter 2008 (beginning February 14, 2008)	$ 9.68	$6.35
First Quarter 2009 (through July 15, 2008)	$10.69	$7.19

Stockholders

As of July 15, 2008, we had approximately 217 record holders of our common stock.

Stock Price Performance Graph

The following graph shows a comparison from February 14, 2008 (the date our common stock commenced trading on The NASDAQ Global Market) through April 30, 2008 of the cumulative total return for an investment of $100 (and the reinvestment of dividends) in our common stock, the NASDAQ Composite Index and the NASDAQ Computer and Data Processing Index. Such returns are based on historical results and are not intended to suggest future performance.

COMPARISON OF 2 MONTH CUMULATIVE TOTAL RETURN*
Among ArcSight, Inc., The NASDAQ Composite Index
And The NASDAQ Computer & Data Processing Index


$120
$110
$100
$90
$80
$70
$60
2/14/08
2/08
3/08
4/08
ArcSight, Inc.
NASDAQ Composite
NASDAQ Computer & Data Processing

$100 invested on 2/14/08 in stock or 1/31/08 in index-including reinvestment of dividends.
Fiscal year ending April 30.

The above information under the heading "Stock Price Performance Graph" shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended, and shall not be incorporated by reference into any registration statement or other document filed by us with the Securities and Exchange Commission, whether made before or after the date of this Annual Report on Form 10-K, regardless of any general incorporation language in such filing, except as shall be expressly set forth by specific reference in such filing.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to declare or pay any dividends in the foreseeable future. Any further determination to pay dividends on our capital stock will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors that our board of directors considers relevant.

Equity Compensation Plan Information

The following table summarizes information about our equity compensation plans as of April 30, 2008. All outstanding awards relate to our common stock.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1)	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	6,687,045	$5.43	4,366,192
Equity compensation plans not approved by security holders	—	—	—
Total	6,687,045	$5.43	4,366,192

(1) Prior to our IPO, we issued securities under our 2002 Stock Plan, as amended, and our 2000 Stock Incentive Plan. Following our IPO, we issued securities under our 2007 Equity Incentive Plan ("2007 Plan") and our 2007 Employee Stock Purchase Plan ("ESPP").

Under the 2007 Plan we may issue stock awards, including but not limited to restricted stock awards, restricted stock units, stock bonus awards, stock appreciation rights and performance share awards. The 2007 Plan contains a provision that the number of shares available for grant and issuance will be increased on January 1 of each of 2009 through 2012 by an amount equal to 4% of our shares outstanding on the immediately preceding December 31, unless our board of directors, in its discretion determines to make a smaller increase. It is the policy of our board of directors that non-employee directors are granted options to purchase 11,250 shares of common stock under the 2007 Plan upon initial election or appointment to the board. Similarly, on the date of the first board meeting following each annual stockholder meeting each non-employee director will automatically be granted options to purchase 10,375 shares of common stock under the 2007 Plan pursuant to that policy. The board may also make discretionary grants to purchase common stock to any non-employee director.

Under the 2007 ESPP we may grant options for the purchase of our common stock. The 2007 ESPP contains a provision that the number of shares available for grant and issuance will be increased on January 1 of each of 2009 through 2016, by an amount equal to 1% of our shares outstanding on the immediately preceding December 31, unless our board of directors, in its discretion determines to make a smaller increase.

Recent Sales of Unregistered Securities

During the three months ended April 30, 2008, holders of warrants elected to net exercise warrants to purchase 6,293 shares of common stock and 425 shares of Series B preferred stock, and holders of warrants elected to exercise warrants to purchase 3,919 shares of Series B preferred stock at a weighted-average exercise price of $0.00001 per share. The shares of Series B preferred stock issued upon warrant exercise, as with all other outstanding shares of preferred stock, were converted to common stock upon completion of our IPO.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Regulation D of the Securities Act as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationship with us, to information about us.

Use of Proceeds from Public Offering of Common Stock

The Form S-1 Registration Statement (Registration No. 333-145974) relating to our IPO was declared effective by the SEC on February 14, 2008, and the offering commenced that day. Morgan Stanley & Co. Incorporated acted as the sole book-running manager for the offering, and Lehman Brothers Inc., Wachovia Capital Markets, LLC and RBC Capital Markets Corporation acted as co-managers of the offering.

The net proceeds to us of our IPO after deducting underwriters' discounts and offering expenses were $45.9 million. Through April 30, 2008, we did not use any of the net proceeds. We expect to use the net proceeds for general corporate purposes, including working capital and potential capital expenditures and acquisitions. Although we may also use a portion of the net proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business, we have no present understandings, commitments or agreements to enter into any acquisitions or make any investments.

Our management will retain broad discretion in the allocation and use of the net proceeds of our IPO, and investors will be relying on the judgment of our management regarding the application of the net proceeds. Pending specific utilization of the net proceeds as described above, we have invested the net proceeds of the offering in short-term, interest-bearing obligations. The goal with respect to the investment of the net proceeds will be capital preservation and liquidity so that such funds are readily available to fund our operations.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

For the fiscal year ended April 30, 2008, we did not repurchase any equity securities.

Item 6. ***Selected Financial Data***

The following selected consolidated financial data should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. The selected financial data in this section is not intended to replace the financial statements and is qualified in its entirety by the consolidated financial statements and related notes thereto included elsewhere in this Annual Report on Form 10-K. Our historical results of operations are not necessarily indicative of results to be expected for any future period.

Consolidated Statements of Operations Data:	Fiscal Year Ended April 30,				
	2008	2007	2006	2005	2004
	(In thousands, except per share data)				
Revenues:					
Products	$ 63,765	$43,989	$ 22,859	$22,357	$12,442
Maintenance	27,607	18,762	11,473	5,947	1,931
Services	10,173	7,082	5,103	4,518	926
Total revenues	101,545	69,833	39,435	32,822	15,299
Cost of revenues:					
Products	4,767	2,569	1,769	1,084	526
Maintenance(1)	5,691	3,498	2,085	851	207
Services(1)	5,800	3,521	2,942	2,559	565
Total cost of revenues	16,258	9,588	6,796	4,494	1,298
Gross profit	85,287	60,245	32,639	28,328	14,001
Operating expenses(1):					
Research and development	19,762	14,535	12,154	7,583	4,068
Sales and marketing	53,453	36,587	24,309	14,647	8,041
General and administrative	13,422	9,453	12,978	8,725	3,480
Total operating expenses	86,637	60,575	49,441	30,955	15,589
Loss from operations	(1,350)	(330)	(16,802)	(2,627)	(1,588)
Other income (expense), net	472	462	219	(49)	106
Income (loss) before provision for income taxes	(878)	132	(16,583)	(2,676)	(1,482)
Provision for income taxes	1,131	389	163	137	23
Net loss	$ (2,009)	$ (257)	$(16,746)	$(2,813)	$(1,505)
Net loss per common share, basic and diluted	$ (0.08)	$ (0.03)	$ (2.24)	$ (0.46)	$ (0.28)
Shares used in computing basic and diluted net loss per common share	25,936	10,042	7,469	6,162	5,372

(1) Stock-based compensation expense is included above as follows:

	2008	2007	2006	2005	2004
Cost of maintenance revenues	$ 106	$ 3	$ 5	$ 4	$ —
Cost of services revenues	115	14	5	3	1
Research and development	1,356	501	1,950	1,642	143
Sales and marketing	2,685	661	210	746	14
General and administrative	664	350	5,948	4,838	425
Total stock-based compensation expense	$ 4,926	$ 1,529	$ 8,118	$ 7,233	$ 583

Revenues in fiscal 2007 and prior years were impacted by revenues related to multiple element sales transactions consummated for which the revenues were deferred because we did not have vendor-specific objective evidence of fair value, or VSOE, for some product elements that were not delivered in the fiscal year of the transaction. Following identification in mid-fiscal 2007 of transactions with such undelivered elements, with respect to some of these transactions, we and our customers amended the contractual terms to remove the undelivered product elements and in other instances we have since delivered such product elements. The net impact of these transactions reduced revenues in fiscal 2006 by $6.3 million and increased revenues in fiscal 2008 and 2007 by $2.9 million and $1.8 million, respectively. See "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations—Sources of Revenues, Cost of Revenues and Operating Expenses" for additional details, including the net amounts involved. While similar multiple element transactions with undelivered elements for which we lack VSOE may be identified prospectively in future periods, we expect that in future periods the comparison of revenues period-to-period will not be favorably impacted to the same extent by similar transactions.

	As of April 30,				
	2008	2007	2006	2005	2004
			(In thousands)		
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 71,946	$16,917	$16,443	$13,493	$ 7,976
Working capital (deficit)	46,711	(3,811)	5,377	11,606	4,990
Total assets	118,579	48,990	32,926	26,541	13,162
Current and long-term debt	—	—	—	—	—
Convertible preferred stock	—	26,758	26,758	26,928	26,362
Common stock and additional paid-in capital	101,574	23,479	19,383	11,301	2,950
Total stockholders' equity	$ 54,769	$ 5,130	$ 1,433	$ 9,713	$ 4,460


10-K

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The following discussion and analysis should be read in conjunction with our "Selected Consolidated Financial Data" and consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K. This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act). These statements are often identified by the use of words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate," or "continue," and similar expressions or variations. These statements are based on the beliefs and assumptions of our management based on information currently available to management. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified herein, and those discussed in the section titled "Risk Factors," set forth in Item 1A of this Annual Report on Form 10-K and in our other SEC filings, including our final prospectus dated as of February 14, 2008. You should review these risk factors for a more complete understanding of the risks associated with an investment in our securities. We disclaim any obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

Overview

We are a leading provider of compliance and security management solutions that protect enterprises and government agencies. Our products help customers comply with corporate and regulatory policy, safeguard their assets and processes and control risk. Our platform collects and correlates user activity and event data across the enterprise so that businesses can rapidly identify, prioritize and respond to compliance violations, policy breaches, cybersecurity attacks and insider threats. Our ESM products correlate massive numbers of events from thousands of security point solutions, network and computing devices and applications, enabling intelligent identification, prioritization and response to external threats, insider threats and compliance and corporate policy violations. We also provide complementary software that delivers pre-packaged analytics and reports tailored to specific compliance and security initiatives, as well as appliances that streamline event log archiving.

We were founded in May 2000 and first sold our initial ESM product in June 2002. Our revenues have grown from $32.8 million in fiscal 2005 to $101.5 million in fiscal 2008.

In February 2008, we completed our IPO, in which we sold 6,000,000 shares of common stock, at an issue price of $9.00 per share. We raised a total of $54.0 million in gross proceeds from our IPO, or $45.9 million in net proceeds after deducting underwriting discounts of $3.8 million and offering expenses of $4.3 million.

We achieved positive cash flows from operations in fiscal 2004 through 2008. We generated $13.5 million of cash from our operating activities during fiscal 2008, and we generally expect to continue to generate positive cash flows from operating activities on an annual basis. We initially funded our operations primarily through convertible preferred stock financings that raised a total of $26.8 million. As of April 30, 2008, we had cash and cash equivalents and accounts receivable of $98.6 million, and an aggregate of $20.9 million in accounts payable and accrued liabilities.

Important Factors Affecting Our Operating Results and Financial Condition

We believe that the market for our products is in the early stages of development. We have identified factors that we expect to play an important role in our future growth and profitability. These factors are:

Sales of ESM Platform and Appliance Products to New Customers. The market for compliance and security management software solutions is rapidly expanding, with new purchases often driven by corporate compliance initiatives. We typically engage in a proof of concept with our customers to demonstrate the capabilities of our ESM platform in their specific environment. A new sale usually involves the sale of licenses for one or more ESM Managers, a bundle of connectors, depending on the number and type of devices the customer intends to manage with ArcSight ESM, licenses for our console and web interfaces, installation services, training and an initial maintenance arrangement. In many cases, customers will also purchase one of our complementary software modules which enable them to implement specific sets of off-the-shelf rules for our event correlation engine that address specific compliance and security issues and business risks. In addition, customers may purchase our Logger appliance to address their log archiving needs. Our growth depends on our ability to sell our products to new customers.

Continued Sales to Our Installed Base. Many customers make an initial purchase from us and then decide whether to use our products with respect to a larger portion of their business and technology infrastructure or buy additional complementary products from us. Thus, a key component of our growth will be our ability to successfully maintain and further develop the relationships with our existing customers.

Development and Introduction of New Products. We believe it is important that we continue to develop or acquire new products and services that will help us capitalize on opportunities in the compliance and security management market. Examples of new product introductions in fiscal 2008 included our ArcSight ESM Management Solution, ArcSight Log Management Suite and ArcSight Connector Appliance products. We continue the enhancement of our ESM platform and solutions, such as the May 2007 introduction of features such as identity correlation and role-based management and from a global perspective, the July 2007 introduction of a new compliance solution package for the Japanese analogue of Sarbanes-Oxley (JSOX). In addition, we continue to develop and release appliance versions of our software products and updates to complementary solution packages for our Logger product as well.

Development of an Expanded Channel Network for Our Products. We currently sell our products primarily through our direct sales force, although we do sell to government purchasers and internationally through resellers and system integrators. We believe further development of our sales channel will assist us in penetrating the mid-market, particularly as we expand our appliance-based offerings. In addition, it is likely that new appliance-based products that we develop will be sold more effectively through resellers and, if we are successful in introducing these new products, we will become more dependent on the development of an effective channel network. Further, motivating our channel partners to promote our products will be a key factor in the success of this strategy.

Sources of Revenues, Cost of Revenues and Operating Expenses

Our sales transactions typically include the following elements: a software license fee paid for the use of our products in perpetuity or, in limited circumstances, for a specified term; an arrangement for first-year support and maintenance, which includes unspecified software updates and upgrades; and professional services for installation, implementation and training. We derive the majority of our revenues from sales of software products. We introduced complementary appliance products in fiscal 2007. We sell our products and services primarily through our direct sales force. Additionally, we utilize resellers and systems integrators, particularly in sales to government agencies and international customers.

We recognize revenues pursuant to American Institute of Certified Public Accountants, or AICPA, Statement of Position, or SOP, No. 97-2, *Software Revenue Recognition*, as amended by SOP No. 98-9, *Software Revenue Recognition with Respect to Certain Arrangements*, or collectively, SOP 97-2, which, if revenues are to be recognized upon product delivery, requires among other things vendor-specific objective evidence of fair value, or VSOE, for each undelivered element of multiple element customer contracts.

Revenues in fiscal 2007 and prior years were impacted by multiple element sales transactions consummated for which the revenues were deferred because we did not have vendor-specific objective evidence of fair value, or VSOE, for some product elements that were not delivered in the fiscal year of the transaction. Following identification in mid-fiscal 2007 of transactions with such undelivered elements, with respect to some of these transactions, we and our customers amended the contractual terms to remove the undelivered product elements and in other instances we have since delivered such product elements. The net impact of these transactions reduced revenues in fiscal 2006 by $6.3 million and increased revenues in fiscal 2008 and 2007 by $2.9 million and $1.8 million, respectively. In each case, the net impact caused our fiscal period-to-period revenue growth rate to appear lesser or greater, as applicable, than it otherwise would. See "Item 6: Selected Financial Data" and "Item 8: Financial Statements and Supplementary Data—Quarterly Results of Operations" for additional discussion and information regarding these transactions. As of April 30, 2008 and 2007, deferred revenues included $2.5 million and $5.4 million, respectively, related to transactions such as these.

In addition, if we determine that collectibility is not reasonably assured, we defer the revenues until collectibility becomes reasonably assured, generally upon receipt of cash. Deferred revenue and accounts receivable are reported net of adjustments for sales transactions invoiced during the period that are recognized as revenue in a future period once cash is received and all other revenue recognition criteria have been met. Accordingly, we believe that in order to understand the change in both deferred revenue and accounts receivable from one period to another the impact of these net-down adjustments should be considered.

Historically, sales to the U.S. government have represented a significant portion of our revenues, while international sales have represented a smaller portion of our revenues. While we expect revenues from sales to agencies of the U.S. federal government to continue to grow in absolute dollars, we believe that such sales will continue to decrease as a percentage of revenues in future periods. In addition, we expect that sales to customers outside of the United States will continue to grow both in absolute dollars and as a percentage of revenues in future periods.

Product Revenues

Product revenues consist of license fees for our software products and, beginning in fiscal 2007, also includes revenues for sales of Logger and our other appliance products. License fees are based on a number of factors, including the type and number of devices that a customer intends to monitor using our software as well as the number of users and locations. In addition to our core solution, some of our customers purchase additional licenses for optional extension modules that provide enhanced discovery and analytics capabilities. Sales of our appliance products consist of sales of the appliance hardware and associated perpetual licenses to the embedded software. We first introduced our first appliance products in June 2006 and Logger, our most widely adopted appliance product to date, in December 2006. Appliance fees are based on the number of appliances purchased and, in some cases, on the number of network devices with which our customer intends to use the appliances. We generally recognize product revenues at the time of product delivery, provided all other revenue recognition criteria have been met. We recognize revenues associated with products sold through distribution partners on a sell-through basis once either we or our distribution partner has a contractual agreement in place with the end user, the products have been delivered to the end user, collectibility is probable and all other revenue recognition criteria have been met.

Historically, we have engaged in long sales cycles with our customers, typically three to six months and more than a year for some sales, and many customers make their purchase decisions in the last month of a fiscal quarter, following procurement trends in the industry. Further, average deal size can vary considerably depending on our customers' configuration requirements, implementation plan and budget availability. As a result, it is difficult to predict timing or size of product sales on a quarterly basis. In addition, we may fail to forecast sufficient production of our appliance products due to our limited experience with them, or we may be unable to physically deliver appliances within the quarter, depending on the proximity of the order to the end of the quarter. These situations may lead to delay of revenues until we can deliver products. The loss or delay of one or more large sales transactions in a quarter could impact our operating results for that quarter and any future quarters into which revenues from that transaction are delayed.

As of April 30, 2008 and 2007, deferred product revenues were $13.6 million and $10.3 million, respectively. Included in deferred product revenues as of April 30, 2008 and 2007 were $2.2 million and $4.9 million, respectively, related to multiple element arrangements where one or more product elements for which we did not have VSOE remained undelivered. The remainder of deferred product revenues as of April 30, 2008 and 2007 were $11.4 million and $5.4 million, respectively, and primarily related to product revenues to be recognized ratably over the term of the maintenance arrangements, prepayments in advance of delivery and other delivery deferrals. Deferred revenue and accounts receivable are reported net of adjustments for sales transactions invoiced during the period that are recognized as revenue in a future period once cash is received and all other revenue recognition criteria have been met. Accordingly, we believe that in order to understand the change in both deferred revenue and accounts receivable from one period to another the impact of these net-down adjustments should be considered. As of April 30, 2008 and 2007, deferred product revenues of $13.6 million and $10.3 million, respectively, were reduced by net-down adjustments of $3.3 million and $2.6 million, respectively. Net-down adjustments decrease both accounts receivable and deferred revenue and typically relate to revenue transactions with customers that are only recognized when cash has been paid and all other revenue recognition criteria have been met. See "Critical Accounting Policies, Significant Judgments and Estimates—Revenue Recognition" and Note 2 to our Consolidated Financial Statements ("Significant Accounting Policies—Revenue Recognition") elsewhere in this report.

Maintenance Revenues

Maintenance includes rights to unspecified software product updates and upgrades, maintenance releases and patches released during the term of the support period, and internet and telephone access to maintenance personnel and content. Maintenance revenues are generated both from maintenance that we agree to provide in connection with initial sales of software and hardware products and from maintenance renewals. We generally sell maintenance on an annual basis. We offer two levels of maintenance–standard and, for customers that require 24-hour coverage seven days a week, premium. In most cases, we provide maintenance for sales made through channel partners. In addition, we sell an enhanced maintenance offering that provides frequent security content updates for our software. Maintenance fees are deferred at the time the maintenance agreement is initiated and recognized ratably over the term of the maintenance agreement. As our customer base expands, we expect maintenance revenues to continue to grow, as maintenance is sold to new customers and existing customers renew.

As of April 30, 2008, deferred maintenance revenues were $24.3 million, of which $20.0 million represented current deferred maintenance revenues. As of April 30, 2007, deferred maintenance revenues were $17.1 million, of which $14.5 million represented current deferred maintenance revenues. Deferred maintenance revenues relate to advanced payments for support contracts that are recognized ratably. As of April 30, 2008 and 2007, the deferred maintenance revenues of $24.3 million and $17.1 million, respectively, were reduced by net-down adjustments of $1.5 million and $0.9 million, respectively. Net-down adjustments decrease both accounts receivable and deferred revenue and typically relate to billed but unpaid customer transactions for maintenance renewal support terms where services have not yet been provided, or where revenue from the customer is only recognized when cash has been paid and all other revenue recognition criteria have been met. See "Critical Accounting Policies, Significant Judgments and Estimates—Revenue Recognition" and Note 2 to our Consolidated Financial Statements ("Significant Accounting Policies—Revenue Recognition") elsewhere in this report.

Services Revenues

Services revenues are generated from sales of services to our customers, including installation and implementation of our software, consulting and training. Professional services are not essential to the functionality of the associated software products. We generally sell our services on a time-and-materials basis and recognize revenues as the services are performed. Services revenues have generally increased over time as we have sold and delivered installation and training services to our new customers and continued to sell training and consulting services to our existing customers.

As of April 30, 2008 and 2007, deferred service revenues were $3.4 million and $2.2 million, respectively, in each case all of which represented current deferred services revenues. Deferred services revenues relate to customer payments in advance of services being performed. As of April 30, 2008 and 2007, the deferred service revenues of $3.4 million and $2.2 million, respectively were reduced by net-down adjustments of $0.7 million and $0.9 million, respectively. Net-down adjustments decrease both accounts receivable and deferred revenue and typically relate to billed but unpaid customer transactions for service engagements where services have not yet been provided, or where revenue from the customer is only recognized when cash has been paid and all other revenue recognition criteria have been met. See "Critical Accounting Policies, Significant Judgments and Estimates—Revenue Recognition" and Note 2 to our Consolidated Financial Statements ("Significant Accounting Policies—Revenue Recognition") elsewhere in this report.

Cost of Revenues

Cost of revenues for our software products consists of third-party royalties and license fees for licensed technology incorporated into our software product offerings. Cost of revenues for appliance products consists of the hardware costs of the appliances and, for certain appliance products, third-party royalties for licensed technology. The cost of product revenues is primarily impacted by the mix of software and appliance products as well as the relative ratio of third-party royalty bearing products included in software sales transactions. Sales of our appliance products are generally at a lower gross margin than sales of our software products.

Cost of maintenance revenues consists primarily of salaries and benefits related to maintenance personnel, royalties and other out-of-pocket expenses, and facilities and other related overhead.

Cost of services revenues consists primarily of the salaries and benefits of personnel, travel and other out-of-pocket expenses, facilities and other related overhead that are allocated based on the portion of the efforts of such personnel that are related to performance of professional services, and cost of services provided by subcontractors for professional services. Services gross margin may fluctuate as a result of periodic changes in our use of third party service providers, resulting in lower or higher gross margins for these services.

We intend to increase sales to the mid-market, a goal that we believe will be aided by our recent introduction of additional appliance products. We expect the percentage of our mid-market sales made through our distribution channel will be greater than it has been to date. We also expect a high percentage of our international sales to continue to be made through our distribution channel. Sales through the channel tend to be at a lower gross margin than direct sales. As a result, we may report lower gross margins in future periods than has been the case for prior periods.

Operating and Non-Operating Expenses

Research and Development Expenses. Research and development expenses consist primarily of salaries and benefits of personnel engaged in the development of new products, the enhancement of existing products, quality assurance activities and, to a lesser extent, facilities costs and other related overhead. We expense all of our research and development costs as they are incurred. We expect research and development expenses to increase in absolute dollars for the foreseeable future as we continue to invest in the development of our products.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of salaries, commissions and benefits related to sales and marketing personnel and consultants; travel and other out-of-pocket expenses; expenses for marketing programs, such as for trade shows and our annual users conference, marketing materials and corporate communications; and facilities costs and other related overhead. Commissions on sales of products and maintenance are typically accrued and expensed when the respective revenue elements are ordered. During fiscal 2007 commissions on sales of services were typically accrued and expensed when the services were delivered, and during fiscal 2008 as a result of changes in commission plan structure, when the services were ordered. We also pay commissions for channel sales not only to our channel sales force but also to our direct sales force in an effort to minimize channel conflicts as we develop our channel network. We intend to hire additional sales personnel, initiate additional marketing programs and build additional relationships with resellers, systems integrators and strategic partners on a global basis. Accordingly, we expect that our sales and marketing expenses will continue to increase for the foreseeable future in absolute dollars.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits related to general and administrative personnel and consultants; accounting and legal fees; insurance costs and facilities costs and other related overhead. We expect that, in the future, general and administrative expenses will increase in absolute dollars as we add personnel and incur additional insurance costs related to the growth of our business and additional legal, accounting and other expenses in connection with our reporting and compliance obligations as a public company.

Other Income (Expense), Net. Other income (expense), net consists of interest earned on our cash investments and foreign currency-related gains and losses. Our interest income will vary each reporting period depending on our average cash balances during the period and the current level of interest rates. Following our IPO, we had additional cash and cash equivalents of approximately $45.9 million resulting from the net proceeds of our IPO, after deducting the underwriting discounts and other offering expenses. This will likely cause a substantial increase in our interest income compared to periods prior to our IPO. Similarly, our foreign currency-related gains and losses will also vary depending upon movements in underlying exchange rates.

Provision for Income Taxes. Provision for income taxes is calculated in compliance with SFAS No. 109, *Accounting for Income Taxes*, or SFAS 109, and other related guidance, and generally consists of tax expense related to current period earnings. We estimate income taxes in each of the jurisdictions in which we operate. This process involves determining income tax expense together with calculating the deferred income tax expense related to temporary differences resulting from the differing treatment of items for tax and accounting purposes, such as deferred revenue or deductibility of certain intangible assets which are recognized for the estimated future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized for deductible temporary differences, along with net operating loss carry-forwards, if it is more likely than not that the tax benefits will be realized. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. These temporary differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheets. To the extent a deferred tax asset cannot be recognized under the preceding criteria, a valuation allowance is established. Changes in these estimates may result in significant increases or decreases to our tax provision in a subsequent period, which in turn would affect net income. We have previously experienced a greater than 50% shift in our stock ownership, which creates annual limitations on our ability to use a portion of our net operating loss carry-forwards. As a result, our provision for income taxes and our resulting effective tax rate may be greater than if our net operating loss carry-forwards were available without limitation. In addition, our net operating loss carry-forwards may expire before we fully utilize them.

We recorded a full valuation allowance of $18.5 million as of April 30, 2008 because, based on the available evidence, we assessed that it was more likely than not that we would not be able to utilize all of our deferred tax assets in the future. We intend to maintain the full valuation allowances until sufficient evidence exists to support the reversal of all or some portion of these allowances. Should the actual amounts differ from our estimates, the amount of our valuation allowance could be materially impacted.

Critical Accounting Policies, Significant Judgments and Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. We base our estimates and judgments on our historical experience, knowledge of current conditions and our beliefs regarding likely occurrences in the future, given available information. Estimates are used for, but are not limited to, revenue recognition, determination of fair value of stock awards, valuation of goodwill and intangible assets acquired in business combinations, impairment of goodwill and other intangible assets, amortization of intangible assets, accounting for uncertainties in income taxes, contingencies and litigation, allowances for doubtful accounts, and accrued liabilities. Actual results may differ from those estimates, and any differences may be material to our financial statements. Further, if we apply different factors, or change the method by which we apply the various factors that are used, in making our critical estimates and judgments, our reported operating results and financial condition could be materially affected.

Revenue Recognition

We recognize revenues in accordance with SOP 97-2. Accordingly, we exercise judgment and use estimates in connection with the determination of the amount of product, maintenance and services revenues to be recognized in each accounting period.

We derive revenues primarily from three sources: (i) sales of our software and hardware products, (ii) fees for maintenance to provide unspecified upgrades and customer technical support, and (iii) fees for services, including professional services for product installation and training. Our appliance products contain software that is more than incidental to the functionality of the product. In accordance with SOP 97-2, we recognize revenues when the following conditions have been met:


10-K

- persuasive evidence of an arrangement exists;
- the fee is fixed or determinable;
- product delivery has occurred or services have been rendered; and
- collection is considered probable.

We typically use a binding purchase order in conjunction with either a signed contract or reference on the purchase order to the terms and conditions of our shrinkwrap or end-user license agreement as evidence of an arrangement. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or forfeiture, concession or other adjustment. We do not generally grant rights of return or price protection to our distribution partners or end users, other than limited rights of return during the warranty period in some cases. We use shipping documents, contractual terms and conditions and customer acceptance, when applicable, to verify product delivery to the customer. For perpetual software license fees in arrangements that do not include customization, or services that are not considered essential to the functionality of the licenses, delivery is deemed to occur when the product is delivered to the customer. Services and consulting arrangements that are not essential to the functionality of the licensed product are recognized as revenues as these services are provided. Delivery of maintenance is considered to occur on a straight-line basis over the life of the contract. We consider probability of collection based on a number of factors, such as creditworthiness of the customer as determined by credit checks and analysis, past transaction history, the geographic location and financial viability. We do not request, nor do we require, collateral from customers. If we determine that collectibility is not reasonably assured, we defer the revenues until collectibility becomes reasonably assured, generally upon receipt of cash. A net-down adjustment may be recorded in cases where, sales transactions have been invoiced but are recognized on cash receipt, for invoiced but unpaid sales transactions related to post-contract customer support obligations for which the term has not commenced, or for invoiced but unpaid service engagements where services have not yet been provided. Net-down adjustments decrease both accounts receivable and deferred revenue. Any such transactions included in accounts receivable and deferred revenue at period end are reflected on the balance sheet on a net basis.

Our sales of software products to date have typically been multiple element arrangements, which have included software licenses and corresponding maintenance, and have also generally included some amount of professional services. Our sales of appliance products to date have been multiple element arrangements as well, which included hardware, software licenses and corresponding maintenance, and have also generally included some amount of professional services. We allocate the total arrangement fee among these multiple elements based upon their respective fair values as determined by VSOE or, if applicable, by the residual method under SOP 97-2. VSOE for maintenance and support services is based on separate sales and/or renewals to other customers or upon renewal rates quoted in contracts when the quoted renewal rates are deemed substantive in both rate and term. VSOE for professional services is established based on prices charged to customers when those services are sold separately. If we cannot objectively determine the fair value of any undelivered element in a multiple element arrangement, we defer revenues for each element until all elements have been delivered, or until VSOE can objectively be determined for any remaining undelivered element. If VSOE for maintenance does not exist, and this represents the only undelivered element, then revenues for the entire arrangement are recognized ratably over the performance period. When VSOE of a delivered element has not been determined, but the fair value for all undelivered elements has, we use the residual method to record revenues for the delivered element. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered element and recognized immediately as revenues. Revenues from time-based (term) license sales that include ongoing delivery obligations throughout the term of the arrangement are recognized ratably over the term.

Our agreements generally do not include acceptance provisions. However, if acceptance provisions exist, we deem delivery to have occurred upon customer acceptance.

We recognize revenues associated with products and professional services sold through our channel partners once either we or our channel partner has a contractual agreement in place with the end user, delivery has occurred to the end user and all other revenue recognition criteria have been met.

We assess whether fees are collectible and fixed or determinable at the time of the sale, and recognize revenues if all other revenue recognition criteria have been met. Our standard payment terms are net 30 days and are considered normal up to net three months, while payment terms beyond three months are considered to be extended terms. Payments that are due within three months are generally deemed to be fixed or determinable based on our successful collection history on these agreements.

Stock-Based Compensation

Prior to May 1, 2006, we accounted for our stock-based awards to employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, or APB 25 and related interpretations. Under the intrinsic value method, compensation expense is measured on the date of the grant as the difference between the fair value of our common stock and the exercise or purchase price multiplied by the number of stock options or restricted stock awards granted. We amortize deferred stock-based compensation using the multiple option method as prescribed by Financial Accounting Standards Board, or FASB, Interpretation No. 28, *Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans*, or FIN 28, over the option vesting period using an accelerated amortization schedule. We amortized employee stock-based compensation of $0.1 million, $0.3 million and $0.6 million for fiscal 2008, 2007 and 2006, respectively.

Effective May 1, 2006, we adopted SFAS 123R, which requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. SFAS 123R requires nonpublic companies that used the minimum value method under SFAS No. 123, *Accounting for Stock-Based Compensation*, or SFAS 123, for either recognition or pro forma disclosures to apply SFAS 123R using the prospective-transition method. As such, we will continue to apply APB 25 in future periods to unvested equity awards outstanding at the date of adoption of SFAS 123R that were measured using the minimum value method. In addition, we are continuing to amortize those awards granted prior to May 1, 2006 utilizing an accelerated amortization schedule. In accordance with SFAS 123R, we will recognize the compensation cost of employee stock-based awards granted subsequent to April 30, 2006 in the statement of operations using the straight-line method over the vesting period of the award.

To determine the fair value of stock options granted after May 1, 2006, we have elected to use the Black-Scholes option pricing model, which requires, among other inputs, an estimate of the fair value of the underlying common stock on the date of grant and assumptions as to volatility of our stock over the expected term of the related options, the expected term of the options, the risk-free interest rate and the option forfeiture rate. As there had been no public market for our common stock prior to our IPO in February 2008, we have determined the volatility for options granted for fiscal 2008 and fiscal 2007 based on an analysis of reported data for a peer group of companies that issued options with substantially similar terms. The expected volatility of options granted has been determined using weighted-average measures of the implied volatility and the historical volatility for this peer group of companies for a period equal to the expected life of the option. The weighted-average expected volatility for options granted during fiscal 2008 and 2007, was 55% and 66%, respectively. The expected life of options has been determined considering the expected life of options granted by a group of peer companies and the average vesting and contractual terms of options granted to our employees. The weighted-average expected life of options granted for both fiscal 2008 and 2007 was 5.25 years. For fiscal 2008 and 2007, the weighted-average risk-free interest rate used was 4.22% and 5.00%, respectively. The risk-free interest rate is based on a zero coupon United States treasury instrument whose term is consistent with the expected life of the stock options. We have not paid and do not anticipate paying cash dividends on our shares of common stock; therefore, the expected dividend yield is assumed to be zero. In addition, SFAS 123R requires companies to utilize an estimated forfeiture rate when calculating the expense for the period, whereas SFAS 123 permitted companies to record forfeitures based on actual forfeitures, which was our historical policy under SFAS 123. As a result, we applied an estimated annual forfeiture rate of 5% for fiscal 2008 and 2007, in determining the expense recorded in our consolidated statement of operations.

We recorded expense of $4.2 million and $0.9 million for fiscal 2008 and 2007, respectively, in connection with stock-based awards accounted for under SFAS 123R. As of April 30, 2008, unrecognized stock-based compensation expense of non-vested stock options was $11.2 million. As of April 30, 2008, the unrecognized stock-based compensation expense is expected to be recognized using the straight line method over the required service period of the options. We expect stock-based compensation expense to increase in absolute dollars as a result of the adoption of SFAS 123R. The actual amount of stock-based compensation expense we record in any fiscal period will depend on a number of factors, including the number of stock options issued and the volatility of our stock price over time. In future periods, stock-based compensation expense may increase as we issue additional equity-based awards to continue to attract and retain key employees. Additionally, SFAS 123R requires that we recognize compensation expense only for the portion of stock options that are expected to vest. If the actual number of forfeitures differs from that estimated by management, we will be required to record adjustments to stock-based compensation expense in future periods.


10-K

Our 2007 Employee Stock Purchase Plan, or ESPP, became effective on the effectiveness of our IPO on February 14, 2008. The ESPP provides for consecutive six-month offering periods, except for the first offering period, which commenced on February 14, 2008 and will end on September 15, 2008. The ESPP is compensatory and results in compensation cost accounted for under SFAS 123R. We use the Black-Scholes option pricing model to estimate the fair value of rights to acquire stock granted under the ESPP. For the fiscal year ended April 30, 2008, we recorded stock-based compensation expense associated with the ESPP of $0.2 million. As of April 30, 2008, unrecognized stock-based compensation expense associated with rights to acquire shares of common stock under the ESPP was $0.4 million.

Business Combinations

We account for business combinations in accordance with SFAS No. 141, *Business Combinations*, or SFAS 141, which requires the purchase method of accounting for business combinations. In accordance with SFAS 141, we determine the recognition of intangible assets based on the following criteria: (i) the intangible asset arises from contractual or other rights; or (ii) the intangible asset is separable or divisible from the acquired entity and capable of being sold, transferred, licensed, returned or exchanged. In accordance with SFAS 141, we allocate the purchase price of our business combinations to the tangible assets, intangible assets and liabilities acquired based on their estimated fair values. We record the excess of the purchase price over the total of those fair values as goodwill.

Our valuations require significant estimates, especially with respect to intangible assets. Critical estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer contracts, customer lists and distribution agreements and discount rates. We estimate fair value based upon assumptions we believe to be reasonable, but which are inherently uncertain and unpredictable, and, as a result, actual results may differ from our estimates.

Goodwill and Intangible Assets

In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, or SFAS 142, we do not amortize goodwill or other intangible assets with indefinite lives but rather test them for impairment. SFAS 142 requires us to perform an impairment review of our goodwill balance at least annually, which we intend to perform on November 1 of each fiscal year, and also whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The allocation of the acquisition cost to intangible assets and goodwill requires the extensive use of estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets and amortization of intangible assets, other than goodwill. Further, when impairment indicators are identified with respect to previously recorded intangible assets, the values of the assets are determined using discounted future cash flow techniques. Significant management judgment is required in the forecasting of future operating results that are used in the preparation of the projected discounted cash flows, and should different conditions prevail, material write-downs of net intangible assets could occur. We review periodically the estimated remaining useful lives of our acquired intangible assets. A reduction in our estimate of remaining useful lives, if any, could result in increased amortization expense in future periods. Future goodwill impairment tests could result in a charge to earnings.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts based on a periodic review of customer accounts, payment patterns and specific collection issues. Where account-specific collection issues are identified, we record a specific allowance based on the amount that we believe will not be collected. For accounts where specific collection issues are not identified, we record a reserve based on the age of the receivables. As of April 30, 2008, we had two customers that accounted for 25% and 15%, respectively, of our net accounts receivable, which receivables were fully paid subsequent to the end of fiscal 2008.

Accounting for Income Taxes

Management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.

Provision for income taxes is calculated in compliance with SFAS No. 109, *Accounting for Income Taxes*, or SFAS 109, and other related guidance, and consists of tax expense related to current period earnings. As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. This process involves determining our income tax expense together with calculating the deferred income tax expense or benefit related to temporary differences resulting from the differing treatment of items for tax and accounting purposes, such as deferred revenue or deductibility of certain intangible assets. These temporary differences result in deferred tax assets and liabilities. We must then assess the likelihood that the deferred tax assets may be recovered through carry back to prior year's income or through the generation of future taxable income after consideration of tax planning strategies and then record a valuation allowance to reduce deferred tax assets to an amount we believe more likely than not will be realized. Changes in these estimates may result in significant increases or decreases to our tax provision in a period in which such estimates are changed which in turn would affect net income.

We recorded a full valuation allowance as of April 30, 2008 because, based on the available evidence, we assessed that it was more likely than not that we would not be able to utilize all of our deferred tax assets in the future. We intend to maintain the full valuation allowances until sufficient evidence exists to support the reversal of all or some portion of these allowances. Should the actual amounts differ from our estimates, the amount of our valuation allowance could be materially impacted.

We have previously experienced a greater than 50% shift in our stock ownership, which creates annual limitations on our ability to use a portion of our net operating loss carry-forwards.

We adopted FASB Interpretation 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS 109*, or FIN 48, on May 1, 2007. FIN 48 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a company's income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition with respect to income tax uncertainty. Management judgment is required to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained, as well as the largest amount of benefit from each sustained position that is more likely than not to be realized.

As a result of the implementation of FIN 48, we recognized a liability for uncertain tax positions and a cumulative effect adjustment to the beginning balance of accumulated deficit on the balance sheet of $0.1 million. As of April 30, 2008, the liability for uncertain tax positions was increased to $0.3 million. As of the date of adoption, we also recorded a $1.4 million reduction to deferred tax assets for unrecognized tax benefits, all of which is currently offset by a full valuation allowance that had no affect on the beginning balance of accumulated deficit or the net balance sheet. As of April 30, 2008, the unrecognized tax benefit of $1.4 million increased to $1.8 million, all of which is offset by a full valuation allowance.

Our total unrecognized tax benefit as of the May 1, 2007 adoption date and as of April 30, 2008 was $1.5 million and $2.1 million, respectively. As of April 30, 2008, we had $0.3 million of unrealized tax benefits that, if recognized, would affect our effective tax rate for fiscal 2008. In addition, we do not expect any material changes to the estimated amount of liability associated with our uncertain tax positions within the next 12 months related to any statute of limitations expiring and may increase as a result of normal operating activity. Our policy is that we recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of FIN 48 and as of April 30, 2008, we had approximately $21,000 and $23,000, respectively of accrued interest or penalties associated with unrecognized tax benefits.

We file income tax returns in the U.S. federal jurisdiction, California and various state and foreign tax jurisdictions in which we have a subsidiary or branch operation. The tax years 2001 to 2007 remain open to examination by the U.S. and state tax authorities, and the tax years 2005 and 2007 remain open to examination by the foreign tax authorities.

Results of Operations

The following table presents our results of operations as a percentage of total revenues for the periods indicated:

	Fiscal Year Ended April 30,		
	2008	2007	2006
Revenues:			
Products	62.8%	63.0%	58.0%
Maintenance	27.2	26.9	29.1
Services	10.0	10.1	12.9
Total revenues	100.0	100.0	100.0
Cost of revenues:			
Products	4.7	3.7	4.5
Maintenance	5.6	5.0	5.3
Services	5.7	5.0	7.4
Total cost of revenues	16.0	13.7	17.2
Gross margin	84.0	86.3	82.8
Operating expenses:			
Research and development	19.5	20.8	30.8
Sales and marketing	52.6	52.4	61.7
General and administrative	13.2	13.6	32.9
Total operating expenses	85.3	86.8	125.4
Loss from operations	(1.3)%	(0.5)%	(42.6)%

Comparison of Fiscal 2008 and Fiscal 2007

Revenues

Revenues for 2008 and 2007 were as follows (in thousands, except percentages):

	Fiscal Year Ended April 30,		Change in Dollars	Change in Percent
	2008	2007		
Products	$ 63,765	$43,989	$19,776	45.0%
Percentage of total revenues	*62.8%*	*63.0%*		
Maintenance	27,607	18,762	8,845	47.1%
Percentage of total revenues	*27.2%*	*26.9%*		
Services	10,173	7,082	3,091	43.6%
Percentage of total revenues	*10.0%*	*10.1%*		
Total revenues	$101,545	$69,833	$31,712	45.4%

Product Revenues. Product revenues in fiscal 2008 included revenues of $31.0 million from 164 new customers and revenues of $32.8 million from existing customers. New customer revenues in fiscal 2008 increased by $5.5 million compared to new customer revenues in fiscal 2007. Existing customer revenues in fiscal 2008 increased by $14.3 million compared to existing customer revenues in fiscal 2007. There was a net recognition of $1.7 million of product revenues in fiscal 2007 related to sales transactions that included undelivered product elements for which we did not have VSOE, while in fiscal 2008 there was a net recognition of product revenues of $2.7 million from such transactions. As of April 30, 2008, deferred product revenues included $2.2 million related to similar transactions. See the related discussion in "—Sources of Revenues, Cost of Revenues and Operating Expenses."

Maintenance Revenues. Maintenance revenues increased by $8.8 million in fiscal 2008 as a result of providing support services to a larger installed base as well as the incremental maintenance revenues from increased product sales. As a result of the timing of revenue recognition for sales transactions that included an undelivered product element for which we did not have VSOE, there was a net recognition of $0.1 million of maintenance revenues in fiscal 2007, and a net recognition of $0.2 million of maintenance revenues in fiscal 2008. See the related discussion in "—Sources of Revenues, Cost of Revenues and Operating Expenses."

Services Revenues. Services revenues increased by $3.1 million in fiscal 2008, as a result of increased service transactions and providing services to a larger installed base.

Geographic Regions. We sell our product in three geographic regions: Americas; Europe-Middle East; and Asia Pacific. Revenues, which include product, maintenance and service revenues in absolute amounts and as a percentage of total revenues for each region are summarized in the following table (in thousands, except percentages):

	Fiscal Year Ended April 30,		Change in Dollars	Change in Percent
	2008	2007		
Americas	$ 77,621	$55,704	$21,917	39.3%
Percentage of total revenues	*76.4%*	*79.8%*		
Europe-Middle East	18,447	9,408	9,039	96.1%
Percentage of total revenues	*18.2%*	*13.5%*		
Asia Pacific	5,477	4,721	756	16.0%
Percentage of total revenues	*5.4%*	*6.7%*		
Total revenues	$101,545	$69,833	$31,712	45.4%

Cost of Revenues and Gross Margin

The following table is a summary of cost of product, maintenance and services revenues in absolute amounts and as a percentage of total revenues (in thousands, except percentages):

	Fiscal Year Ended April 30,		Change in Dollars	Change in Percent
	2008	2007		
Products	$ 4,767	$2,569	$2,198	85.6%
Percentage of total revenues	*4.7%*	*3.7%*		
Maintenance	5,691	3,498	2,193	62.7%
Percentage of total revenues	*5.6%*	*5.0%*		
Services	5,800	3,521	2,279	64.7%
Percentage of total revenues	*5.7%*	*5.0%*		
Total cost of revenues	$16,258	$9,588	$6,670	69.6%

The following table is a summary of gross profit for products, maintenance and services and their respective gross margins (in thousands, except percentages):

	Fiscal Year Ended April 30,	
	2008	2007
Gross margin		
Products	$58,998	$41,420
Percentage of product revenues	*92.5%*	*94.2%*
Maintenance	$21,916	$15,264
Percentage of maintenance revenues	*79.4%*	*81.4%*
Services	$ 4,373	$ 3,561
Percentage of services revenues	*43.0%*	*50.3%*
Total gross margin	$85,287	$60,245
Percentage of total revenues	84.0%	86.3%

Cost of Product Revenues and Gross Margin. Cost of product revenues increased by $2.2 million in fiscal 2008, primarily due to increased appliance cost of goods of $1.9 million related to increased appliance sales, as well as a $0.3 million increase in license expense for third party software used in our products. Product gross margin fell by 1.7 percentage points as a percentage of product revenues to 92.5% in fiscal 2008, compared to 94.2% in fiscal 2007. This drop was primarily attributable to increased appliance sales where product costs are higher creating lower gross margin for product revenues. In future periods, we expect the appliance portion of our product revenues to continue to increase as a percentage of total revenues and, accordingly, we expect cost of product revenues to increase and product gross margin as a percentage of product revenues to decrease slightly.

Cost of Maintenance Revenues and Gross Margin. Cost of maintenance revenues increased by $2.2 million in fiscal 2008, primarily due to increased compensation related expenses of $1.1 million related to increased head count, an increase in third-party royalty maintenance expenses of $0.5 million, and an increase in facilities expenses of $0.2 million. Maintenance gross margin fell by 2.0% as a percentage of maintenance revenues to 79.4% in fiscal 2008 compared to 81.4% in fiscal 2007. This decrease in maintenance gross margin is primarily attributable to increased head count in our technical support organization and increases in third-party royalty maintenance expenses.

Cost of Services Revenues and Gross Margin. Cost of service revenues increased by $2.3 million in fiscal 2008, primarily due to increased compensation related-expenses of $1.5 million related to increased head count and cost per employee. Additionally, billable travel expense and use of third party contractors increased by $0.3 million and $0.2 million, respectively. Services gross margin as a percentage of services revenues decreased to 43.0% for fiscal 2008 compared to 50.3% in fiscal 2007, due primarily to an increase in cost per employee without a corresponding increase in revenue billing rates and a decrease in productivity due to training of employees.

Operating Expenses

The following table is a summary of research and development, sales and marketing, and general and administrative expenses in absolute amounts and as a percentage of total revenues (in thousands, except percentages):

	Fiscal Year Ended April 30,		Change in Dollars	Change in Percent
	2008	2007		
Research and development	$19,762	$14,535	$ 5,227	36.0%
Percentage of total revenues	*19.5%*	*20.8%*		
Sales and marketing	53,453	36,587	16,866	46.1%
Percentage of total revenues	*52.6%*	*52.4%*		
General and administrative	13,422	9,453	3,969	42.0%
Percentage of total revenues	*13.2%*	*13.5%*		
Total operating expenses	$86,637	$60,575	$26,062	43.0%
Percentage of total revenues	85.3%	86.7%		

Research and Development Expenses. The increase in research and development expenses in fiscal 2008 of $5.2 million compared to fiscal 2007 was primarily attributable to an increase of $3.0 million in compensation-related expenses and an increase of $0.9 million in stock-based compensation expense, in each case associated with an increase in research and development personnel from 89 to 101 at the respective period ends. In addition, there was an increase in facilities-related expense of $0.9 million as a result of the expansion of our headquarters in Cupertino, California to accommodate the increase in our personnel. Research and development expense as a percentage of revenues was 19.5% in fiscal 2008 compared to 20.8% in fiscal 2007.

Sales and Marketing Expenses. The increase in sales and marketing expenses in fiscal 2008 of $16.9 million compared to fiscal 2007 was primarily attributable to an increase of $10.2 million in compensation-related expense and $2.0 million in stock-based compensation expense, in each case associated with an increase in sales and marketing personnel from 104 to 123 at the respective period ends. In addition, travel and entertainment expenses increased by $1.6 million, overhead-related expenses such as employee relations and network communications, increased by $1.3 million, marketing program expenses increased by $0.6 million, and facilities expenses increased $0.4 million. Sales and marketing expense as a percentage of revenues remained essentially the same at 52.6% in fiscal 2008 compared to 52.4% in fiscal 2007.

General and Administrative Expenses. The increase in general and administrative expenses of $4.0 million in fiscal 2008 compared to fiscal 2007 was primarily attributable to an increase of $2.3 million associated with compensation-related expense and an increase of $0.3 million in stock-based compensation expense, in each case associated with an increase in personnel from 32 to 41 at the respective period ends. In addition, there was an increase of $0.7 million in accounting, audit and tax expense, an increase in facilities expense of $0.4 million and an increase of $0.2 million in liability insurance expense associated with increasing our coverage level in connection with our becoming a public company. General and administrative expense as a percentage of revenues remained essentially the same at 13.2% in fiscal 2008 compared to 13.5% in fiscal 2007.

Non-Operating Expenses

The following table is a summary of interest income and other expenses, net, in absolute amounts and as a percentage of total revenues (in thousands, except percentages):

	Fiscal Year Ended April 30,		Change in Dollars	Change in Percent
	2008	2007		
Interest income	$ 857	$ 637	$ 220	34.5%
Percentage of total revenues	*0.8%*	*0.9%*		
Other expense, net	(385)	(175)	(210)	(120.0)%
Percentage of total revenues	*(0.4)%*	*(0.2)%*		
Provision for income taxes	(1,131)	(389)	(742)	(190.7)%
Percentage of total revenues	*(1.1)%*	*(0.6)%*		
Total non-operating expenses	$ (659)	$ 73	$(732)	(1002.7)%
Percentage of total revenues	(0.6)%	0.1%		

Interest Income. The increase in interest income was primarily attributable to increased cash and cash equivalents related to net proceeds received from our IPO.

Other Income (Expense), Net. The decrease in other income (expense), net in fiscal 2008 is primarily a result of higher interest expense related to capitalized software licenses and, to a lesser extent, foreign currency losses.

Provision for Income Taxes. The provision for income taxes of $1.1 million for the year ended April 30, 2008, is primarily related to foreign corporate income taxes, federal and state alternative minimum taxes currently due, and a charge of $0.3 million to establish a deferred tax liability related to the temporary timing difference between the tax deductible amortization of goodwill related to the acquisition of Enira Technologies, LLC in June 2006 under applicable tax rules and SFAS No. 142 under which goodwill must be analyzed annually for impairment rather than amortized for financial reporting purposes (see Note 11—"Income Taxes" for more detail discussion). The provision for income taxes of $0.4 million for the years ended April 30, 2007, was primarily for foreign corporate income taxes.

Comparison of Fiscal 2007 and Fiscal 2006

Revenues

Revenues for 2007 and 2006 were as follows (in thousands, except percentages):

	Fiscal Year Ended April 30,		Change in Dollars	Change in Percent
	2007	2006		
Products	$43,989	$22,859	$21,130	92.4%
Percentage of total revenues	*63.0%*	*58.0%*		
Maintenance	18,762	11,473	7,289	63.5%
Percentage of total revenues	*26.9%*	*29.1%*		
Services	7,082	5,103	1,979	38.8%
Percentage of total revenues	*10.1%*	*12.9%*		
Total revenues	$69,833	$39,435	$30,398	77.1%

Product Revenues. Product revenues in fiscal 2007 included revenues of $25.5 million from sales to 120 new customers and revenues of $18.5 million from sales to existing customers. New customer revenues in fiscal 2007 increased by $11.5 million compared to new customer revenues in fiscal 2006. Existing customer revenues in fiscal 2007 increased by $9.6 million compared to existing customer revenues in fiscal 2006. As a result of the timing of revenue recognition for sales transactions that included an undelivered product element for which we did not have

VSOE, there was a net deferral of $6.0 million of product revenues in fiscal 2006 and a net recognition of $1.7 million of product revenues in fiscal 2007. This accounted for $0.3 million of the increase in product revenues from new customers, and $7.4 million of the increase in product revenues from existing customers, in fiscal 2007 compared with fiscal 2006. As of April 30, 2007, deferred product revenues included $4.9 million related to similar transactions. See the related discussion in "—Sources of Revenues, Cost of Revenues and Operating Expenses."

Maintenance Revenues. Maintenance revenues increased $7.3 million in fiscal 2007 as a result of providing support services to a larger installed base as well as the incremental maintenance revenues from increased product sales. As a result of the timing of revenue recognition for sales transactions that included an undelivered product element for which we did not have VSOE, there was a net deferral of $0.3 million of maintenance revenues in fiscal 2006 and a net recognition of $0.1 million of maintenance revenues in fiscal 2007. This accounted for $0.4 million of the increase in maintenance revenues in fiscal 2007 compared to fiscal 2006. As of April 30, 2007, deferred maintenance revenues included $0.5 million related to similar transactions. See the related discussion in "—Sources of Revenues, Cost of Revenues and Operating Expenses."

Services Revenues. Services revenues increased by $2.0 million in fiscal 2007 as a result of providing services to a larger installed base.

Geographic Regions. We sell our product in three geographic regions: Americas; Europe-Middle East; and Asia Pacific. Revenues, which include product, maintenance and service revenues, in absolute amounts and as a percentage of total revenues for each region are summarized in the following table (in thousands, except percentages):

	Fiscal Year Ended April 30,		Change in Dollars	Change in Percent
	2007	2006		
Americas	$55,704	$32,743	$22,961	70.1%
Percentage of total revenues	*79.8%*	*83.0%*		
Europe-Middle East	9,408	4,668	4,740	101.5%
Percentage of total revenues	*13.5%*	*11.9%*		
Asia Pacific	4,721	2,024	2,697	133.3%
Percentage of total revenues	*6.7%*	*5.1%*		
Total revenues	$69,833	$39,435	$30,398	77.1%

Cost of Revenues and Gross Margin

The following table is a summary of cost of product, maintenance, and services revenues in absolute amounts and as a percentage of total revenues (in thousands, except percentages):

	Fiscal Year Ended April 30,		Change in Dollars	Change in Percent
	2007	2006		
Products	$2,569	$1,769	$ 800	45.2%
Percentage of total revenues	*3.7%*	*4.5%*		
Maintenance	3,498	2,085	1,413	67.8%
Percentage of total revenues	*5.0%*	*5.3%*		
Services	3,521	2,942	579	19.7%
Percentage of total revenues	*5.0%*	*7.4%*		
Total cost of revenues	$9,588	$6,796	$2,792	41.1%

The following table is a summary of gross margin for products, maintenance, and services and their respective gross margins (in thousands, except percentages):

	Year Ended April 30,	
	2007	2006
Gross margin		
Products	$41,420	$21,090
Percentage of product revenues	*94.2%*	*92.3%*
Maintenance	15,264	9,388
Percentage of maintenance revenues	*81.4%*	*81.8%*
Services	3,561	2,161
Percentage of services revenues	*50.3%*	*42.3%*
Total gross margin	$60,245	$32,639
Percentage of total revenues	*86.3%*	*82.8%*

Cost of Product Revenues and Gross Margin. Product gross margin as a percentage of product revenues increased to 94.2% in fiscal 2007 from 92.3% in fiscal 2006. The increase of 1.9 percentage points in product gross margin as a percentage of product revenues in fiscal 2007 compared to fiscal 2006 was primarily a result of the timing of revenue recognition for sales transactions that included an undelivered product element for which we did not have VSOE.

Cost of Maintenance Revenues and Gross Margin. Maintenance gross margin remained essentially the same at 81.4% and 81.8% in fiscal 2007 and 2006, respectively.

Cost of Services Revenues and Gross Margin. Services gross margin increased to 50.3% in fiscal 2007 from 42.3% in fiscal 2006 due to a decreased volume of lower gross margin services revenues in fiscal 2007, including fewer services for which we used a third-party service provider related to certain government contracts.

Operating Expenses

The following table is a summary of research and development, sales and marketing, and general and administrative expenses in absolute amounts and as a percentage of total revenues (in thousands, except percentages):

	Fiscal Year Ended April 30,		Change in Dollars	Change in Percent
	2007	2006		
Research and development	$14,535	$12,154	$ 2,381	19.6%
Percentage of total revenues	*20.8%*	*30.8%*		
Sales and Marketing	36,587	24,309	12,278	50.5%
Percentage of total revenues	*52.4%*	*61.7%*		
General and administrative	9,453	12,978	(3,525)	(27.2)%
Percentage of total revenues	*13.5%*	*32.9%*		
Total operating expenses	$60,575	$49,441	$11,134	22.5%
Percentage of total revenues	*86.7%*	*125.4%*		

Research and Development Expenses. The increase in research and development expenses in fiscal 2007 of $2.4 million compared to fiscal 2006 was primarily attributable to an increase of $2.8 million in compensation expenses associated with an increase in research and development personnel from 71 to 89 at the respective period ends, and an increase in depreciation of $0.5 million, an increase of $0.3 million for outside service providers and an increase of $0.3 million of compensation-related expenses, including our incurrence of stock-based compensation expense of $0.1 million as a result of our adoption of SFAS 123R in fiscal 2007, offset by the decrease in stock-based compensation of $1.9 million in fiscal 2007 as a result of the repayment of an employee loan in fiscal 2006 and the associated cessation of variable accounting. Research and development expense as a percentage of revenues was 20.8% in fiscal 2007, compared to 30.8% in fiscal 2006. The timing of revenue recognition for sales transactions that included an undelivered product element for which we did not have VSOE contributed to 4.8 percentage points of the 10.0 percentage point reduction in research and development expenses as a percentage of revenues.

Sales and Marketing Expenses. The increase in sales and marketing expenses in fiscal 2007 of $12.3 million compared to fiscal 2006 was primarily attributable to an increase of $8.9 million in compensation and related expense associated with an increase in sales and marketing personnel from 74 to 104 at the respective period ends. The increase in compensation and related expense included $0.6 million as a result of our adoption in fiscal 2007 of SFAS 123R. In addition, marketing expenses related to trade shows, public relations and advertising increased by $1.6 million and travel expenses increased by $0.9 million. Sales and marketing expense as a percentage of revenues was 52.4% in fiscal 2007, compared to 61.7% in fiscal 2006. The reduction in sales and marketing expenses as a percentage of revenues was due to the timing of revenue recognition for sales transactions that included an undelivered product element for which we did not have VSOE.

General and Administrative Expenses. The decrease in general and administrative expenses of $3.5 million in fiscal 2007 compared to fiscal 2006 was primarily associated with a decrease in compensation and related expenses of $4.0 million, offset in part by an increase of $0.3 million associated with professional service provider fees. The decrease in compensation and related expenses is primarily a result of the decreased stock-based compensation expense of $5.6 million in fiscal 2007 as a result of the repayment of an employee loan in fiscal 2006, offset by an increase of $1.6 million associated with an increase in personnel from 22 to 32 at the respective period ends. Fiscal 2007 stock-based compensation expense included $0.2 million from our adoption in fiscal 2007 of SFAS 123R. General and administrative expense as a percentage of revenues declined to 13.6% in fiscal 2007, compared to 32.9% in fiscal 2006. The timing of revenue recognition for sales transactions that included an undelivered product element for which we did not have VSOE contributed to 4.8 percentage points of the 19.3 percentage point reduction in general and administrative expenses as a percentage of revenues.



10-K

Non-Operating Expenses

The following table is a summary of interest income and other expenses, net, in absolute amounts and as a percentage of total revenues (in thousands, except percentages):

	Fiscal Year Ended April 30,		Change in Dollars	Change in Percent
	2007	2006		
Interest income	$ 637	$ 435	$ 202	46.4%
Percentage of total revenues	*0.9%*	*1.1%*		
Other expense, net	(175)	(216)	41	19.0%
Percentage of total revenues	*(0.2)%*	*(0.5)%*		
Provision for income taxes	(389)	(163)	(226)	(138.7)%
Percentage of total revenues	*(0.6)%*	*(0.4)%*		
Total non-operating expenses	$ 73	$ 56	$ 17	30.4%
Percentage of total revenues	0.1%	0.1%		

Interest Income. The increase in interest income was primarily due to increased sales.

Other Expense, Net. The increase in other expense, net in fiscal 2007 is primarily a result of higher invested cash balances generated from operations, as our foreign currency related gains and losses remained comparable year over year.

Provision for Income Taxes. The provision for income taxes of $0.4 million and $0.2 million for fiscal 2007 and 2006, respectively was primarily related to foreign corporate income taxes.

Liquidity and Capital Resources

From our inception in May 2000 through October 2002, we funded our operations primarily through convertible preferred stock financings that raised a total of $26.8 million. We achieved positive cash flows from operations in fiscal 2004 through 2008, and generally expect to continue generating positive operating cash flows on an annual basis. Although, there may be individual quarters in which we use cash as a result of the timing of receipts or payments such as receipt of a large receivable from a customer whose revenue is recognized on a cash basis or payment of annual bonuses in the first quarter of a fiscal year. In February 2008, we completed our IPO in which we sold 6,000,000 shares of common stock at an issue price of $9.00 per share. We raised a total of $54.0 million in gross proceeds from our IPO, or $45.9 million in net proceeds after deducting underwriting discounts and offering expenses.

At April 30, 2008, we had cash and cash equivalents totaling $71.9 million and accounts receivable of $26.7 million, compared to $16.9 million of cash and cash equivalents and $15.6 million of accounts receivable at April 30, 2007.

Historically our principal uses of cash have consisted of payroll and other operating expenses and purchases of property and equipment to support our growth. In fiscal 2007, we used $7.2 million in cash to purchase the assets of Enira Technologies, LLC and pay acquisition costs.

The following table shows our cash flows from operating activities, investing activities and financing activities for the stated periods:

	Fiscal Year Ended April 30,		
	2008	2007	2006
Net cash provided by operating activities	$13,532	$ 11,050	$ 3,848
Net cash used in investing activities	(4,012)	(10,233)	(1,431)
Net cash provided by (used in) financing activities	$45,567	(359)	538

Operating Activities

Although we have reported a net loss in fiscal 2008, 2007 and 2006, our operating activities have provided positive cash flows, primarily due to the significant non-cash charges associated with stock-based compensation and depreciation and amortization reflected in operating expenses and cash received from collections from customers. Our cash flows from operating activities in any period will continue to be significantly influenced by our results of operations, these non-cash charges and changes in deferred revenues, as well as changes in other components of our working capital.

While we may report negative cash flows from operating activities from time to time in particular quarterly periods, we generally expect to continue to generate positive cash flows from operating activities on an annual basis. Future cash from operations will depend on many factors, including:

- the growth in our sales transactions and associated cash collections or growth in receivables;
- the level of our sales and marketing activities, including expansion into new territories;
- the timing and extent of spending to support product development efforts; and
- the timing of the growth in general and administrative expenses as we further develop our administrative infrastructure to support the business as a public company.

We generated $13.5 million of cash from operating activities during fiscal 2008, primarily as a result of a $11.7 million increase in deferred revenues, a $5.2 million increase in our accrued compensation and benefits because sales commissions and performance bonus accrued under our fiscal 2008 bonus plan were not paid until the first quarter of fiscal 2009, a $0.6 million decrease in prepaid expenses, offset in part by a $11.1 million increase in accounts receivable associated with the growth in revenue and timing of sales. In addition, we had a net loss of $2.0 million for this period, which included non-cash charges of $4.9 million for stock-based compensation expense and $2.5 million of depreciation and amortization.

We generated $11.1 million of cash from operating activities during fiscal 2007, primarily as a result of a $5.0 million increase in deferred revenues, a $3.3 million increase in our accrued compensation and benefits because sales commissions and performance bonuses accrued under our fiscal 2007 bonus plan were not paid until the first quarter of fiscal 2008, a $2.2 million increase in accounts payable resulting from the timing of payment obligations and a $1.4 million increase in other accrued liabilities, offset in part by a $3.4 million increase in accounts receivable associated with the growth in our revenues and a $1.0 million increase in prepaid expenses. In addition, we generated cash from operations in fiscal 2007 because our reported net loss of $0.3 million included $1.5 million of non-cash stock-based compensation expense and $1.9 million of non-cash depreciation and amortization charges.

We generated $3.8 million of cash from operating activities during fiscal 2006, primarily as a result of the $13.2 million increase in deferred revenues, which was primarily a function of the relatively large portion of our sales during the fiscal year that involved multiple element arrangements where one or more of the product elements for which we did not have VSOE remained undelivered. See the related discussion in "—Sources of Revenues, Cost of Revenues and Operating Expenses." We used cash in operations to the extent that we incurred a net loss of $16.7 million, although this loss included non-cash stock-based compensation expense of $8.1 million related primarily to variable stock-based compensation awards and non-cash depreciation and amortization charges of $0.9 million. In fiscal 2006, we also used cash of $1.6 million because our accounts receivable grew along with our growth in revenue.


10-K

Investing Activities

During fiscal 2008, we used $4.0 million in cash for investing activities, of which $2.0 million was related to capital expenditures associated with computer equipment, furniture and fixtures and software, and $1.4 million related to leasehold improvements, all in support of the expansion of our infrastructure and work force. During fiscal 2007, we used $10.2 million in cash for investing activities, primarily as a result of $7.2 million of cash consideration and acquisition costs, for the purchase of the assets of Enira Technologies, LLC, $2.2 million in purchases of property and equipment and $0.8 million in a restricted cash account used to secure a standby letter of credit. Investing activities for fiscal 2006 consisted of $1.4 million in purchases of property and equipment to support our growth.

Financing Activities

During fiscal 2008, we generated $45.6 million of cash from financing activities, comprised primarily of $50.2 million in proceeds from our IPO (after underwriting discounts and commissions) and $0.9 million of net proceeds from the exercise of stock options, offset by payments of $3.7 million in IPO preparation costs, $1.9 million in payments for capital lease obligations and capitalized software licenses used as a component in our product sales. During fiscal 2007, cash used in financing activities was $0.4 million, and consisted of $0.6 million of costs incurred in conjunction with our IPO and $0.3 million in payments for capital lease obligations and capitalized software licenses, offset by proceeds from the exercise of stock options. In fiscal 2006, the net cash provided by financing activities was $0.5 million and consisted primarily of $0.4 million in proceeds from the repayment of certain stockholder notes and proceeds from the exercise of stock options.

Other Factors Affecting Liquidity and Capital Resources

We believe that our cash and cash equivalents and any cash flow from operations will be sufficient to meet our anticipated cash needs, including for working capital purposes, capital expenditures and various contractual obligations, for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or to obtain a credit facility. The sale of additional equity securities could result in additional dilution to our stockholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. In addition, there can be no assurance that any additional financing will be available on acceptable terms, if at all. We anticipate that, from time to time, we may evaluate acquisitions of complementary businesses, technologies or assets. However, there are no current understandings, commitments or agreements with respect to any acquisitions.

Off-Balance Sheet Arrangements

As of April 30, 2008, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of the SEC's Regulation S-K.

Contractual Obligations and Commitments

We lease facilities for our corporate headquarters, subsidiaries and regional sales offices. We lease our principal facility in Cupertino, California under a non-cancelable operating lease agreement that expires in October 2013. We also have leases for our regional sales offices that are for 13 months or less.

The following table is a summary of our contractual obligations as of April 30, 2008:

	Payments Due by Period					
	Total	FY 2009	FY 2010	FY 2011	FY 2012	Thereafter
			(In thousands)			
Operating lease obligations	$11,581	$2,323	$1,933	$1,988	$2,068	$3,269
Accrued contractual obligations	$ 2,298	2,134	161	3	—	—
Total	$13,879	$4,457	$2,094	$1,991	$2,068	$3,269

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement," or SFAS 157, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for all financial statements issued for fiscal years beginning after November 15, 2007. We are currently assessing the impact, if any, the adoption of SFAS 157 will have on our consolidated results of operations, financial position and cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," or SFAS 159, including an amendment of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which allows an entity to choose to measure certain financial instruments and liabilities at fair value. Subsequent measurements for the financial instruments and liabilities an entity elects to measure at fair value will be recognized in earnings. SFAS 159 also establishes additional disclosure requirements. SFAS 159 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted provided that the entity also adopts SFAS 157. We are currently evaluating the effect, if any, the adoption of SFAS 159 will have on our consolidated results of operations, financial position and cash flows.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations," or SFAS 141R which replaces SFAS No. 141. SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and non-controlling interests in the acquiree and the goodwill acquired, in connection with a business combination. SFAS 141R also establishes disclosure requirements. SFAS 141R is effective for fiscal years beginning after December 15, 2008. We will adopt SFAS 141R on May 1, 2009, which is the beginning of our fiscal 2010.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51*, or SFAS 160. SFAS 160 changes how noncontrolling interests in subsidiaries are measured to initially be measured at fair value and classified as a separate component of equity. SFAS No. 160 establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation. No gains or losses will be recognized on partial disposals of a subsidiary where control is retained. In addition, in partial acquisitions, where control is obtained, the acquiring company will recognize and measure at fair value all of the assets and liabilities, including goodwill, as if the entire target company had been acquired. SFAS 160 is to be applied prospectively for fiscal years beginning on or after December 15, 2008. We will adopt SFAS 160 on May 1, 2009, which is the beginning of fiscal 2010.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Market Risk. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign exchange rates and interest rates. We do not hold or issue financial instruments for trading purposes.

Foreign Currency Exchange Risk. To date, substantially all of our international sales have been denominated in U.S. dollars, and therefore the majority of our net revenues are not subject to foreign currency risk. Our operating expenses and cash flows are subject to fluctuations due to changes in foreign currency exchange rates; but historically have had relatively little impact on our operating results and cash flows. We utilize foreign currency forward and option contracts to manage our currency exposures as part of our ongoing business operations. We do not expect to enter into foreign currency exchange contracts for trading or speculative purposes.

Interest Rate Risk. Our investment policy is intended to preserve principal, provide liquidity and maximize income by limiting default risk, market risk and reinvestment risk. To minimize these risks, we primarily invest in money market funds. We had cash and cash equivalents totaling $71.9 million as of April 30, 2008, including the $45.9 million net proceeds from our IPO, which are primarily held for working capital and general corporate purposes. The fair value of our investment portfolio would not be significantly impacted by either a 100 basis point increase or decrease in market interest rates due mainly to the short-term nature of the majority of our investment portfolio. As a result, we do not believe that we have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, will reduce future interest income. We do not enter into investments for trading or speculative purposes.


10-K

Item 8. ***Financial Statements and Supplementary Data***

Quarterly Results of Operations

The following table sets forth unaudited quarterly consolidated statements of operations data for each of the years in the two-year period ended April 30, 2008, (in thousands, except per share data). We derived this information from our unaudited consolidated financial statements, which we prepared on the same basis as our audited consolidated financial statements contained in this Annual Report on Form 10-K. In our opinion, these unaudited statements include all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair statement of that information when read in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. The operating results for any quarter should not be considered indicative of results for any future period.

	Three Months Ended							
	July 31, 2006	Oct. 31, 2006	Jan. 31, 2007	April 30, 2007	July 31, 2007	Oct. 31, 2007	Jan. 31, 2008	April 30, 2008
	(Unaudited, in thousands)							
Revenues:								
Products	$ 7,712	$ 8,962	$10,209	$17,106	$12,205	$15,670	$17,698	$18,192
Maintenance	3,631	4,137	4,611	6,383	5,630	6,617	7,380	7,980
Services	1,614	1,663	1,914	1,891	2,035	2,341	2,593	3,204
Total revenues	12,957	14,762	16,734	25,380	19,870	24,628	27,671	29,376
Cost of revenues:								
Products	657	392	625	895	684	1,130	1,487	1,466
Maintenance(1)	807	843	851	997	1,246	1,381	1,456	1,608
Services(1)	954	930	847	790	1,078	1,362	1,454	1,906
Total cost of revenues	2,418	2,165	2,323	2,682	3,008	3,873	4,397	4,980
Gross profit	10,539	12,597	14,411	22,698	16,862	20,755	23,274	24,396
Operating expenses(1):								
Research and development	3,358	3,575	3,636	3,966	4,260	4,847	5,063	5,592
Sales and marketing	7,735	7,728	9,226	11,898	11,919	12,688	12,760	16,086
General and administrative	1,757	2,104	2,125	3,467	3,520	3,468	2,939	3,495
Total operating expenses	12,850	13,407	14,987	19,331	19,699	21,003	20,762	25,173
Income (loss) from operations	(2,311)	(810)	(576)	3,367	(2,837)	(248)	2,512	(777)
Interest and other income, net	113	71	131	147	19	21	98	334
Income (loss) before provision for income taxes	(2,198)	(739)	(445)	3,514	(2,818)	(227)	2,610	(443)
Provision for income taxes	98	97	97	97	118	139	257	617
Net income (loss)	$(2,296)	$ (836)	$ (542)	$ 3,417	$(2,936)	$ (366)	$ 2,353	$(1,060)

(1) Stock-based compensation expense as included in above:

Cost of maintenance revenues	$ —	$ 1	$ 1	$ 1	$ 8	$ 30	$ 24	$ 44
Cost of services revenues	2	2	3	7	8	38	23	46
Research and development	91	131	136	143	157	490	293	416
Sales and marketing	42	53	110	456	461	680	771	773
General and administrative	80	92	97	81	81	180	171	232
Total stock-based compensation expenses	$ 215	$ 279	$ 347	$ 688	$ 715	$ 1,418	$ 1,282	$ 1,511

The following table sets forth our historical results, for the periods indicated, as a percentage of our revenues.

	Three Months Ended							
	July 31, 2006	Oct. 31, 2006	Jan. 31, 2007	April 30, 2007	July 31, 2007	Oct. 31, 2007	Jan. 31, 2008	April 30, 2008
	(Unaudited)							
Revenues:								
Products	59.5%	60.7%	61.0%	67.4%	61.4%	63.6%	64.0%	61.9%
Maintenance	28.0	28.0	27.6	25.1	28.3	26.9	26.6	27.2
Services	12.5	11.3	11.4	7.5	10.3	9.5	9.4	10.9
Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenues:								
Products	5.1	2.7	3.7	3.5	3.4	4.6	5.4	5.0
Maintenance	6.2	5.7	5.1	3.9	6.3	5.6	5.3	5.5
Services	7.4	6.3	5.1	3.1	5.4	5.5	5.2	6.5
Total cost of revenues	18.7	14.7	13.9	10.6	15.1	15.7	15.9	17.0
Gross margin	81.3	85.3	86.1	89.4	84.9	84.3	84.1	83.0
Operating expenses:								
Research and development	25.9	24.2	21.7	15.6	21.4	19.7	18.3	19.0
Sales and marketing	59.7	52.4	55.1	46.9	60.0	51.5	46.1	54.8
General and administrative	13.6	14.3	12.7	13.7	17.7	14.1	10.6	11.9
Total operating expenses	99.2	90.8	89.6	76.2	99.1	85.3	75.0	85.7
Income (loss) from operations	(17.8)%	(5.5)%	(3.4)%	13.3%	(14.3)%	(1.0)%	9.1%	(2.6)%

Due to rounding to the nearest tenth of a percent, totals may not equal the sum of the line items in the table above.

Our operating results may fluctuate due to a variety of factors, many of which are outside our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance.


10-K

Revenues have increased over the quarters presented, other than the first quarter of fiscal 2008, due to increases in the number of products sold to new and existing customers and expansion into the international and mid-size markets. This revenue trend was impacted by multiple element sales transactions that included undelivered product elements for which we did not have VSOE. Revenues in fiscal 2007 and prior years excluded revenues related to multiple element sales transactions consummated for which the revenues were deferred because we did not have VSOE, for some product elements that were not delivered in the fiscal year of the transaction. Following identification in mid-fiscal 2007 of transactions with such undelivered elements, in fiscal 2008 and the fourth quarter of fiscal 2007, with respect to many of these transactions, we either delivered such product elements, or we and our customers amended the contractual terms of these sales transactions to remove the undelivered product elements. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Sources of Revenues, Cost of Revenues and Operating Expenses." In particular, there was a significant impact to revenues in the three months ended April 30, 2007 related to such sales transactions, resulting in increasing revenues by $4.2 million. The following table sets forth the net quarterly impact of these types of sales transactions by quarter for fiscal 2007 and 2008:

	Three Months Ended							
	July 31, 2006	Oct. 31, 2006	Jan. 31, 2007	April 30, 2007	July 31, 2007	Oct. 31, 2007	Jan. 31, 2008	April 30, 2008
	(Unaudited, in millions)							
Product revenues	$ —	(0.2)	(1.2)	3.1	0.8	0.6	1.0	0.3
Maintenance revenues	(0.3)	(0.3)	(0.3)	1.0	0.1	—	0.1	—
Services revenues	—	—	(0.1)	0.1	—	—	—	—
Total revenues	(0.3)	(0.5)	(1.6)	4.2	0.9	0.6	1.1	0.3

While similar multiple element transactions with undelivered elements for which we lack VSOE may be identified prospectively in future periods, we expect that in future periods the comparison of revenues period-to-period will not be favorably impacted to the same extent by similar prior or future transactions.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

10-K

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
ArcSight, Inc.

We have audited the accompanying consolidated balance sheets of ArcSight, Inc. as of April 30, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended April 30, 2008. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ArcSight, Inc. at April 30, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, ArcSight, Inc. changed its method of accounting for stock-based compensation as of May 1, 2006 and its method of accounting for uncertain tax positions as of May 1, 2007.

/s/ Ernst & Young LLP

San Jose, California
July 17, 2008

ARCSIGHT, INC.

Consolidated Balance Sheets
(In thousands, except share amounts and par value)

	As of April 30,	
	2008	2007
Assets		
Current assets:		
Cash and cash equivalents	$ 71,946	$ 16,917
Accounts receivable, net of allowance for doubtful accounts of $133 and $123, as of April 30, 2008 and 2007, respectively	26,658	15,554
Capitalized software licenses, current	1,900	249
Other prepaid expenses and current assets	3,665	2,207
Total current assets	104,169	34,927
Restricted cash	842	842
Income taxes receivable	391	761
Property and equipment, net	4,834	2,753
Goodwill	5,746	5,746
Acquired intangible assets, net	2,161	2,734
Capitalized software licenses, non-current	144	394
Other long-term assets	292	833
Total assets	$118,579	$ 48,990
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 3,115	$ 2,846
Accrued compensation and benefits	11,864	6,678
Obligations for software licenses	2,222	551
Other accrued liabilities	3,745	3,869
Deferred revenues, current	36,512	24,794
Total current liabilities	57,458	38,738
Deferred revenues, non-current	4,754	4,794
Other long-term liabilities	1,598	328
Total liabilities	63,810	43,860
Commitments and contingencies (Note 6)		
Stockholders' equity:		
Convertible preferred stock, $0.00001 par value per share, 10,000,000 and 21,601,752 shares authorized as of April 30, 2008, and 2007, respectively; no shares and 13,032,497 issued and outstanding as of April 30, 2008 and 2007, respectively	—	26,758
Common stock, $0.00001 par value per share; 150,000,000 and 32,500,000 shares authorized as of April 30, 2008 and April 30, 2007, respectively; 31,022,190 and 10,620,041 issued and outstanding as of April 30, 2008 and 2007, respectively	—	—
Additional paid-in capital	101,574	23,479
Deferred stock-based compensation	(53)	(554)
Accumulated other comprehensive (loss) income	(45)	13
Accumulated deficit	(46,707)	(44,566)
Total stockholders' equity	54,769	5,130
Total liabilities and stockholders' equity	$118,579	$ 48,990

The accompanying notes are an integral part of these consolidated financial statements.

ARCSIGHT, INC.

Consolidated Statements of Operations
(In thousands)

	Fiscal Year Ended April 30,		
	2008	2007	2006
Revenues:			
Products	$ 63,765	$43,989	$ 22,859
Maintenance	27,607	18,762	11,473
Services	10,173	7,082	5,103
Total revenues	101,545	69,833	39,435
Cost of revenues:			
Products	4,767	2,569	1,769
Maintenance(1)	5,691	3,498	2,085
Services(1)	5,800	3,521	2,942
Total cost of revenues	16,258	9,588	6,796
Gross profit	85,287	60,245	32,639
Operating expenses(1):			
Research and development	19,762	14,535	12,154
Sales and marketing	53,453	36,587	24,309
General and administrative	13,422	9,453	12,978
Total operating expenses	86,637	60,575	49,441
Loss from operations	(1,350)	(330)	(16,802)
Interest income	857	637	435
Other income and expense, net	(385)	(175)	(216)
Income (loss) before provision for income taxes	(878)	132	(16,583)
Provision for income taxes	1,131	389	163
Net loss	$ (2,009)	$ (257)	$(16,746)
Net loss per common share, basic and diluted	$ (0.08)	$ (0.03)	$ (2.24)
Shares used in computing basic and diluted net loss per common share	25,936	10,042	7,469

(1) Stock-based compensation expense included in above (see Note 9):

Cost of maintenance revenues	$ 106	$ 3	$ 5
Cost of services revenues	115	14	5
Research and development	1,356	501	1,950
Sales and marketing	2,685	661	210
General and administrative	664	350	5,948

The accompanying notes are an integral part of these consolidated financial statements.

ARCSIGHT, INC.

Consolidated Statements of Stockholders' Equity For the Fiscal Years Ended April 2006, 2007 and 2008 (In thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount					
Balance as of April 30, 2005	13,029,223	$ 26,928	9,742,375	—	$ 11,301	$(955)	$ 2	$(27,563)	$ 9,713
Cost of dispute settlement regarding Series B preferred stock issuance	—	(170)	—	—	—	—	—	—	(170)
Issuance of common stock upon exercise of stock options	—	—	279,593	—	189	—	—	—	189
Repurchase of common stock subject to vesting	—	—	(54,407)	—	(18)	—	—	—	(18)
Compensation expense related to stock options accounted for under variable accounting	—	—	—	—	7,549	—	—	—	7,549
Repayment of non-recourse notes by employees	—	—	—	—	367	—	—		367
Reclassification of options exercised but not vested, net	—	—	—	—	(5)	(10)	—	—	(15)
Amortization of deferred stock-based compensation	—	—	—	—	—	569	—	—	569
Comprehensive loss:									
Foreign currency translation adjustment	—	—	—	—	—	—	(5)	—	(5)
Net loss	—	—	—	—	—	—	—	(16,746)	(16,746)
Comprehensive loss									(16,751)
Balance as of April 30, 2006	13,029,223	26,758	9,967,561	—	19,383	(396)	(3)	(44,309)	1,433
Issuance of common stock in connection with legal settlement	—	—	62,500	—	178	—	—	—	178
Exercise of Series B preferred stock warrants	3,274	—	—	—	—	—	—	—	—
Issuance of common stock in connection with acquisition of Enira Technologies, LLC	—	—	253,038	—	1,538	—	—	—	1,538
Reclassification of options exercised but not vested, net	—	—	—	—	122	—	—	—	122
Issuance of common stock upon exercise of stock options	—	—	225,326	—	582	—	—	—	582
Repurchase of common stock subject to vesting	—	—	(21,263)	—	(11)	—	—	—	(11)
Amortization of deferred stock-based compensation, net of terminations	—	—	—	—	(13)	280	—	—	267
Stock-based compensation under SFAS 123R — options	—	—	—	—	892	—	—	—	892
Issuance of restricted stock in connection with acquisition of Enira Technologies, LLC	—	—	132,879	—	808	(808)	—	—	—
Amortization of restricted stock-based compensation	—	—	—	—	—	370	—	—	370
Comprehensive income:									
Foreign currency translation adjustment	—	—	—	—	—	—	16	—	16
Net loss	—	—	—	—	—	—	—	(257)	(257)
Comprehensive loss									(241)
Balance as of April 30, 2007	13,032,497	26,758	10,620,041	—	23,479	(554)	13	(44,566)	5,130

ARCSIGHT, INC.

Consolidated Statements of Stockholders' Equity — (Continued)
(In thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount					
Cumulative effect adjustment due to the adoption of FIN 48	—	—	—	—	—	—	—	(132)	(132)
Issuance of common stock upon exercise of stock options	—	—	402,260	—	923	—	—	—	923
Reclassification of options exercised but not vested, net	—	—	—	—	60	—	—	—	60
Repurchase of common stock subject to vesting	—	—	(6,845)	—	(3)	—	—	—	(3)
Amortization of deferred stock-based compensation, net of terminations	—	—	—	—	(6)	97	—	—	91
Amortization of restricted stock-based compensation	—	—	—	—	—	404	—	—	404
Stock-based compensation under SFAS 123R	—	—	—	—	4,431	—	—	—	4,431
Exercise of Series B preferred stock warrants	12,909	—	—	—	—	—	—	—	—
Exercise of common stock warrants	—	—	6,293	—	—	—	—	—	—
Conversion of preferred stock into common stock	(13,045,406)	(26,758)	14,000,441	—	26,758	—	—	—	—
Proceeds from initial public offering, net of issuance costs of $4,288	—	—	6,000,000	—	45,932	—	—	—	45,932
Comprehensive loss:									
Foreign currency translation adjustment	—	—	—	—	—	—	(58)	—	(58)
Net loss	—	—	—	—	—	—	—	(2,009)	(2,009)
Comprehensive loss									(2,067)
Balance as of April 30, 2008	—	$ —	31,022,190	$—	$101,574	$ (53)	$(45)	$(46,707)	$ 54,769

The accompanying notes are an integral part of these consolidated financial statements.

ARCSIGHT, INC.

Consolidated Statements of Cash Flows
(In thousands)

	Fiscal Year Ended April 30,		
	2008	2007	2006
Cash flows from operating activities:			
Net loss	$ (2,009)	$ (257)	$(16,746)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	1,945	1,414	941
Amortization of acquired intangibles	573	476	—
Loss (gain) on disposal of property and equipment	(6)	3	1
Stock-based compensation	4,926	1,529	8,118
Provision for allowance for doubtful accounts	33	112	60
Changes in operating assets and liabilities, net of the effects of the acquisition of Enira Technologies, LLC:			
Accounts receivable	(11,137)	(3,352)	(1,612)
Prepaid expenses and other assets	638	(984)	(523)
Income taxes receivable	370	259	(870)
Accounts payable	269	2,199	(498)
Accrued compensation and benefits	5,186	3,294	719
Other accrued liabilities	1,066	1,386	1,067
Deferred revenues	11,678	4,971	13,191
Net cash provided by operating activities	13,532	11,050	3,848
Cash flows from investing activities:			
Restricted cash	—	(842)	—
Acquisition of Enira Technologies, LLC	—	(7,209)	—
Purchase of property and equipment	(4,031)	(2,182)	(1,431)
Proceeds from sales of property and equipment	19	—	—
Net cash used in investing activities	(4,012)	(10,233)	(1,431)
Cash flows from financing activities:			
Initial public offering preparation costs	(3,669)	(619)	—
Proceeds from initial public offering	50,220	—	—
Proceeds from exercise of stock options, net of repurchases	920	571	171
Payment of capital lease and software license obligations	(1,904)	(311)	—
Net proceeds from repayment of stockholder notes	—	—	367
Net cash provided by (used in) financing activities	45,567	(359)	538
Effect of exchange rate changes on cash	(58)	16	(5)
Net increase in cash and cash equivalents	55,029	474	2,950
Cash and cash equivalents at beginning of period	16,917	16,443	13,493
Cash and cash equivalents at end of period	$ 71,946	$ 16,917	$ 16,443
Supplemental disclosure of cash flow information:			
Income taxes paid	$ 331	$ 583	$ 1,470
Supplemental disclosure of non-cash investing and financing activities:			
Accrual of cost of dispute settlement regarding Series B preferred stock issuance	—	—	170
Common stock issued to non-employee for settlement of Series B financing costs and for consulting services	—	178	—
Issuance of restricted stock in connection with acquisition of Enira Technologies, LLC	—	808	—
Common stock issued upon conversion of preferred stock	26,758	—	—
Common stock issued for acquisition	—	1,538	—

The accompanying notes are an integral part of these consolidated financial statements.

1. Description of Business

ArcSight, Inc. ("ArcSight" or the "Company") is a leading provider of compliance and security management solutions that protect enterprises and government agencies. The Company helps customers comply with corporate and regulatory policy, safeguard their assets and processes and control risk. The Company's platform collects and correlates user activity and event data across the enterprise so that businesses can rapidly identify, prioritize and respond to compliance violations, policy breaches, cybersecurity attacks and insider threats. The Company's ESM products correlate massive numbers of events from thousands of security point solutions, network and computing devices and applications, enabling intelligent identification, prioritization and response to external threats, insider threats and compliance and corporate policy violations. The Company also provides complementary software that delivers pre-packaged analytics and reports tailored to specific compliance and security initiatives, as well as appliances that streamline event log archiving. The Company is headquartered in Cupertino, California, and was incorporated on May 3, 2000 under the laws of the state of Delaware.

Initial Public Offering

In February 2008, the Company completed an initial public offering ("IPO"), in which it sold 6,000,000 shares of common stock, at an issue price of $9.00 per share. The Company raised a total of $54.0 million in gross proceeds from the IPO, or $45.9 million in net proceeds after deducting underwriters' discounts of $3.8 million and other offering expenses of $4.3 million. Upon the completion of the IPO, all shares of convertible preferred stock outstanding automatically converted into 14,000,441 shares of common stock.

2. Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying audited consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company transactions have been eliminated on consolidation. Certain amounts in the consolidated financial statements for prior periods have been reclassified to conform to the current presentation.

On November 20, 2007, the Board of Directors and the Company's stockholders approved a 1-for-4 reverse stock split of the Company's outstanding shares of common stock and convertible preferred stock (the "Reverse Split"). All authorized, reserved, issued and outstanding common stock, convertible preferred stock and per share amounts contained in these notes and the accompanying consolidated financial statements have been retroactively adjusted to reflect the Reverse Split.

On June 2, 2006, the Company completed the acquisition of substantially all of the assets of Enira Technologies, LLC ("Enira"), a privately-held provider of solutions for responding to network security compromises. The accompanying consolidated financial statements include the combined activity since the date of the acquisition.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on its historical experience, knowledge of current conditions, and its beliefs on what could occur in the future, given available information. Estimates, assumptions and judgments, are used for, but are not limited to, revenue recognition, determination of fair value of stock awards, valuation of goodwill and intangible assets acquired in business combinations, impairment of goodwill and other intangible assets, amortization of intangible assets, contingencies and litigation, uncertain tax positions, allowances for doubtful accounts, valuations of cash equivalents, and accrued liabilities. Actual results may differ from those estimates, and such differences may be material to the financial statements.

Cash and Cash Equivalents

The Company maintains its cash and cash equivalents in accounts with high-credit quality financial instruments. The Company considers all highly liquid investments purchased with a maturity of three months or less at the date of purchase to be cash equivalents. The Company's cash equivalents consist of money market accounts on deposit with two banks and are stated at cost, which approximates fair value.

Fair Value of Financial Instruments

The carrying amounts of cash equivalents, restricted cash, trade accounts receivable, accounts payable, other accrued liabilities and derivative financial instruments approximate their respective fair values due to their relative short-term maturities.

Foreign Currency Translation/Transactions

The functional currency of the Company's foreign subsidiaries is the local currency. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are recorded as a separate component of accumulated other comprehensive income loss. Income and expense accounts are translated into U.S. dollars at average rates of exchange prevailing during the periods presented. All assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rates in effect on the balance sheet dates.

Net foreign currency transaction losses of approximately $0.1 million, $0.2 million, and $0.2 million for fiscal 2008, 2007 and 2006, respectively, were primarily the result of the settlement of inter-company transactions and are included in other expense.

Derivative Financial Instruments

The majority of the Company's sales are denominated in United States dollars; however, there are some sales transactions denominated in foreign currencies. In addition, the Company's foreign subsidiaries pay their expenses in local currency. Therefore, movements in exchange rates could cause net sales and expenses to fluctuate, affecting the Company's profitability and cash flows. The Company's general practice is to use foreign currency forward contracts to reduce its exposure to foreign currency exchange rate fluctuations. Unrealized gains and losses associated with these foreign currency contracts are reflected in the Company's balance sheet and recorded in prepaid expenses and other current assets or accrued expenses and other current liabilities. Changes in fair value and premiums paid for foreign currency contracts are recorded directly in other expense in the consolidated statements of operations. The objective of these contracts is to reduce the impact of foreign currency exchange rate movements on the Company's operating results. During fiscal 2008 and 2007, the Company considered the net results of the use of foreign currency forward contracts to be an effective mechanism to minimize the fluctuations and movements in exchange rates that affect the Company's profitability and cash flows. All of the Company's foreign currency forward contracts mature within 12 months from the balance sheet date. The Company does not use derivatives for speculative or trading purposes, nor does the Company designate its derivative instruments as hedging instruments, as defined by the Financial Accounting Standard Board ("FASB") under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133").

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" ("SFAS 155"), which amends the guidance in SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair-value basis. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The adoption of SFAS 155 did not have a material impact on the Company's consolidated results of operations, financial position or cash flows.

Concentration of Credit Risk and Business Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents and accounts receivable. The Company is exposed to credit risk in the event of default by the financial institution holding its cash and cash equivalents to the extent recorded on its balance sheet. Risks associated with cash equivalents are mitigated by banking with high-credit quality institutions. Such deposits may be in excess of insured limits. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments. To date, the Company has not experienced any losses on its cash and cash equivalents. The Company performs periodic evaluations of the relative credit standing of the financial institutions.

The Company sells its products and maintenance and services to customers and resellers in the Americas, Europe and Asia, with the majority of its sales in United States. The Company monitors its exposure within accounts receivable and records an allowance against doubtful accounts as necessary. The Company performs ongoing credit evaluations of its customers and extends credit in the normal course of business and generally does not require collateral. Historically, the Company has not experienced significant credit losses on its accounts receivable. Management believes that any risk of loss for trade receivables is mitigated by the Company's ongoing credit evaluations of its customers.

No customer or reseller accounted for more than 10% of total revenues for fiscal 2008, 2007 or 2006. As of April 30, 2008, the Company had two customers with accounts receivable balances greater than 10% of the Company's net accounts receivable, with balances of 25% and 15% of net accounts receivable. The Company had one customer that accounted for 12% of the Company's net accounts receivable as of April 30, 2007.

The majority of the Company's revenues are derived from sales of the ESM product and related products and services, and the Company expects this to continue for the foreseeable future. As a result, although the Company has introduced complementary appliance products in fiscal 2007 and 2008 for which the Company uses a single source for manufacture and fulfillment of its appliance product, the Company's revenues and operating results will continue to depend significantly on the demand for the ArcSight ESM product. Demand for ArcSight ESM is affected by a number of factors, some of which are beyond the Company's control, including the timing of development and release of new products by the Company and its competitors, technological change, lower-than-expected growth or a contraction in the worldwide market for enterprise compliance and security management solutions and other risks. If the Company is unable to continue to meet customer demands or achieve more widespread market acceptance of ArcSight ESM, its business, operating results, financial condition and growth prospects will be adversely affected.

Revenue Recognition

The Company derives its revenues from three sources: (1) sales of software licenses and related appliances ("products"); (2) fees for maintenance to provide unspecified upgrades and customer technical support; and (3) fees for services, which includes services performed in connection with time-and-materials based consulting agreements ("maintenance" and "services").

For all sales, revenues are subject to the guidance and requirements of American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") No. 97-2, "Software Revenue Recognition" ("SOP 97-2"), as amended by SOP No. 98-9, "Software Revenue Recognition with Respect to Certain Arrangements" ("SOP 98-9").

The Company enters into software license agreements through direct sales to customers and through resellers. The license agreements include post-contract customer support and may include professional services deliverables. Post-contract customer support includes rights to receive unspecified software product updates and upgrades, maintenance releases and patches released during the term of the support period, and Internet and telephone access to technical support personnel and content. Professional services include installation and implementation of the Company's software and customer training. Professional services are not essential to the functionality of the associated licensed software.

For all sales, revenues attributable to an element in a customer arrangement are recognized when persuasive evidence of an arrangement exists and delivery has occurred, provided the fee is fixed or determinable and collectibility is reasonably assured.

The Company typically uses a binding purchase order in conjunction with either a signed contract or reference on the purchase order to the terms and conditions of the Company's shrinkwrap or end-user license agreement as evidence of an arrangement. In circumstances where the customer does not issue purchase orders separate from a signed contract, the Company uses the signed contract as evidence of the arrangement. Sales through its significant resellers are evidenced by a master agreement governing the relationship.

Resellers and systems integrators purchase products for specific end users and do not hold inventory. Resellers and systems integrators perform functions that include delivery to the end customer, installation or integration and post-sales service and support. The agreements with these resellers and systems integrators have terms that are generally consistent with the standard terms and conditions for the sale of the Company's products and services to end users and do not provide for product rotation or pricing allowances. Revenues on sales to resellers and systems integrators are recognized after delivery to the end user on a sell-through basis, provided all other criteria for revenue recognition have been met.

At the time of each transaction, the Company assesses whether the fees associated with the transaction are fixed or determinable. If a significant portion of a fee is due after the Company's normal payment terms, currently up to three months (payment terms beyond three months are considered to be extended terms), or if as a result of customer acceptance provisions, the price is subject to refund or forfeiture, concession or other adjustment, then the Company considers the fee to not be fixed or determinable. In the limited instances in which these cases occur, revenues are deferred and recognized when payments become due and payable, or the right to refund or forfeiture, concession or adjustment, if any, lapses upon customer acceptance.

The Company assesses whether collection is reasonably assured based on a number of factors including the creditworthiness of the customer as determined by credit checks and analysis, past transaction history, geographic location and financial viability. The Company generally does not require collateral from customers. If the determination is made at the time of the transaction that collection of the fee is not reasonably assured, then all of the related revenues are deferred until the time that collection becomes reasonably assured, which in some cases requires the collection of cash prior to recognition of the related revenues. .

The Company uses shipping documents, contractual terms and conditions and customer acceptance, when applicable, to verify delivery to the customer. For perpetual software license fees in arrangements that do not include customization, or services that are not considered essential to the functionality of the licenses, delivery is deemed to occur when the product is delivered to the customer. Services and consulting arrangements that are not essential to the functionality of the licensed product are recognized as revenues as these services are provided. Delivery of maintenance agreements is considered to occur on a straight-line basis over the life of the contract, typically 12 months.

Vendor-specific objective evidence of fair value ("VSOE") for maintenance and support services is based on separate sales and/or renewals to other customers or upon renewal rates quoted in contracts when the quoted renewal rates are deemed substantive in both rate and term. VSOE for professional services is established based on prices charged to customers when such services are sold separately. For deliverables and multiple element arrangements subject to SOP 97-2, as amended by SOP 98-9, when VSOE exists for all of the undelivered elements of the arrangement, but does not exist for the delivered elements in the arrangement, the Company recognizes revenues under the residual method. Under the residual method, at the outset of the arrangement with a customer, revenues are deferred for the fair value of the undelivered elements and revenues are recognized for the remainder of the arrangement fee attributed to the delivered elements (typically products) under the residual method when all of the applicable criteria in SOP 97-2 have been met. In the event that VSOE for maintenance services does not exist, and this represents the only undelivered element, revenues for the entire arrangement are recognized ratably over the performance period. Revenues from maintenance and support agreements are recognized on a straight-line basis over the life of the contract. Revenues from time-based (term) license sales that include ongoing delivery obligations throughout the term of the arrangement are recognized ratably over the term because the Company does not have VSOE for the undelivered elements.

Many of the Company's product contracts include implementation and training services. When products are sold together with consulting services, license fees are recognized upon delivery, provided that (i) the criteria of software revenue recognition have been met, (ii) payment of the license fees is not dependent upon the performance of the services, and (iii) the services do not provide significant customization of the products and are not essential to the functionality of the software that was delivered. The Company does not provide significant customization of its software products. These services are recognized on a time-and-materials basis.

The cost of providing the Company's products and maintenance and services consists primarily of direct material costs for products and the fully burdened cost of the Company's service organization for maintenance and services. Shipping and handling charges incurred and billed to customers for product shipments are recorded in product revenue and related cost of product revenues in the accompanying Consolidated Statements of Operations. If it becomes probable that the amount allocated to an undelivered element will result in a loss on that element of the arrangement, the loss is recognized pursuant to SFAS No. 5, "Accounting for Contingencies" ("SFAS 5").

Deferred revenues consist primarily of deferred product revenues, deferred maintenance fees and deferred services fees. Deferred revenues are recorded net of pre-billed services, post-contract customer support billings for which the term has not commenced and invoices for cash basis customers. Deferred product revenues generally relate to product sales being recognized ratably over the term of the licensing arrangement, and, to a lesser extent, partial shipments when the Company does not have VSOE for the undelivered elements and products that have been delivered but await customer acceptance. Deferred maintenance fees and consulting services generally relate to payments for maintenance and consulting services in advance of the time of delivery of services. These deferred amounts are expected to be recognized as revenues based on the policy outlined above.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for potential future estimated losses resulting from the inability or unwillingness of certain customers to make all of their required payments. The allowance for doubtful accounts is based on the Company's assessment of the collectibility of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, the age of the accounts receivable balances, and current economic conditions that may affect a customer's ability to pay. This assessment requires significant judgment. When facts and circumstances indicate the collection of specific amounts or from specific customers is at risk, the Company assesses the impact on amounts recorded for bad debts and, if necessary, records a charge in the period the determination is made. If the financial condition of its customers or any of the other factors the Company uses to analyze creditworthiness were to worsen, additional allowances may be required, resulting in future operating losses that are not included in the allowance for doubtful accounts as of April 30, 2008.

The following describes activity in the allowance for doubtful accounts for fiscal 2008, 2007 and 2006 (in thousands):

Period	Balance at Beginning of Period	Addition Charged to Costs and Expenses	Deductions(1)	Balance at End of Period
2006	$ 11	$ 60	$(17)	$ 54
2007	$ 54	$112	$(43)	$123
2008	$123	$ 33	$(23)	$133

(1) Uncollectible amounts written off, net of recoveries.

Restricted Cash

Restricted cash consists of a deposit in a money market account amounting to $0.8 million as of April 30, 2008 and 2007 that is held to secure a standby letter of credit required in connection with the operating lease for the Company's headquarters in Cupertino, California.

Capitalized Software Licenses

Capitalized software licenses represent purchases by the Company of the right to utilize and incorporate as a component of its product, the intellectual property of certain third parties. As a result of these purchases, the Company is contractually obligated to pay minimum royalties on fixed and determinable dates over a two-year period regardless of product sales being generated. In accordance with Accounting Principles Board Opinion No. 21, "Interest on Receivables and Payables," these purchases have been recorded on the accompanying consolidated balance sheets based on the discounted present value of the Company's contractual payment obligations. The capitalized software licenses are being amortized ratably over the terms of the agreements of two years and are included as a component of cost of product revenues and cost of maintenance revenues in the amount of $2.2 million and $0.1 million for fiscal 2008 and 2007, respectively. During fiscal 2008 and 2007, payments under these agreements amounted to $2.1 million and $0.3 million with related interest expense of $0.2 million and $17,000, respectively.

Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment and acquired intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). Among the factors and circumstances considered by management in determining assessments of recoverability are: (i) a significant decrease in the market price of a long-lived asset; (ii) a significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition; (iii) a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset, including an adverse action or assessment by a regulator; (iv) an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset; (v) current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset; and (vi) a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. Under SFAS 144, recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset group exceeds the fair value of the asset. There have been no indicators of impairment and no impairment losses have been recorded by the Company in any period presented.

Property and Equipment, Net

Property and equipment are carried at cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the property and equipment typically ranging from two to five years. Leasehold improvements are recorded at cost with any reimbursement from the landlord being accounted for as an offset to rent expense using the straight-line method over the lease term. Leasehold improvements are amortized over the shorter of the remaining operating lease term or the useful lives of the assets.

Business Combinations

The Company accounts for business combinations in accordance with SFAS No. 141, "Business Combinations" ("SFAS 141"), which requires the purchase method of accounting for business combinations. In accordance with SFAS 141, the Company determines the recognition of intangible assets based on the following criteria: (i) the intangible asset arises from contractual or other rights; or (ii) the intangible is separable or divisible from the acquired entity and capable of being sold, transferred, licensed, returned or exchanged. In accordance with SFAS 141, the Company allocates the purchase price of its business combinations to the tangible assets, liabilities and intangible assets acquired based on their estimated fair values. The excess purchase price over those fair values is recorded as goodwill.

The Company must make valuation assumptions that require significant estimates, especially with respect to intangible assets. Critical estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer contracts, customer lists, distribution agreements and discount rates. The Company estimates fair value based upon assumptions the Company believes to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Goodwill

Goodwill is not amortized, but rather it is periodically assessed for impairment.

The Company tests goodwill for impairment annually on November 1 of each fiscal year, and more frequently if events merit. The Company performs this fair-value based test in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Future goodwill impairment tests could result in a charge to earnings.

Software Development Costs

In accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," costs incurred for the development of new software products are expensed as incurred until technological feasibility is established. Development costs are capitalized beginning when a product's technological feasibility has been established and ending when the product is available for general release to customers. Technological feasibility is reached when the product reaches the beta stage using the working model approach. To date, the period of time between the establishment of a technologically feasible working model and the subsequent general release of the product have been of a relatively short duration of time and have resulted in insignificant amounts of costs qualifying for capitalization for all years presented. Thus, all software development costs have been expensed as incurred in research and development expense.

Research and Development Expenses

The Company expenses research and development expenses in the period in which these costs are incurred.

Advertising Expenses

Advertising costs are expensed as incurred. The Company incurred $0.2 million, $0.4 million and $0.1 million in advertising expenses for fiscal 2008, 2007 and 2006, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes in accordance with SFAS No. 109 "Accounting for Income Taxes." The Company estimates income taxes in each of the jurisdictions in which it operates. This process involves determining income tax expense together with calculating the deferred income tax expense related to temporary differences resulting from the differing treatment of items for tax and accounting purposes, such as deferred revenue or deductibility of certain intangible assets which are recognized for the estimated future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized for deductible temporary differences, along with net operating loss carry-forwards, if it is more likely than not that the tax benefits will be realized. To the extent a deferred tax asset cannot be recognized under the preceding criteria, a valuation allowance is established. Deferred tax assets and liabilities are measured using tax rates currently in effect for the year in which those temporary differences are expected to be recovered or settled. These temporary differences result in deferred tax assets and liabilities. To the extent a deferred tax asset cannot be recognized under the preceding criteria, a valuation allowance is established. Changes in these estimates may result in significant increases or decreases to the Company's tax provision in a period in which such estimates are charged, which would affect net income.

The Company adopted FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109" ("FIN 48"), on May 1, 2007. As a result of the implementation of FIN 48, the Company recognized a liability for uncertain tax positions and a cumulative effect adjustment to the beginning balance of accumulated deficit on the balance sheet of $0.1 million.

Stock-Based Compensation Expense

Prior to May 1, 2006, the Company accounted for its stock-based awards to employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Under the intrinsic value method, compensation expense is measured on the date of the grant as the difference between the deemed fair value of the Company's common stock and the exercise or purchase price multiplied by the number of stock options or restricted stock awards granted. The Company amortizes deferred stock-based compensation using the multiple option method as prescribed by FASB Interpretation No. 28 "Accounting for Stock Appreciation Rights and Other Variable Stock Option Award Plans" ("FIN 28") over the option vesting period using an accelerated amortization schedule, which results in amortization to expense over the grant's vesting period, which is generally four years.

Effective May 1, 2006, the Company adopted the provisions of SFAS No. 123(r) (revised 2004), "Share-Based Payment" ("SFAS 123R"), using the prospective transition method. In accordance with SFAS 123R, measurement and recognition of compensation expense for all share-based payment awards made to employees and directors beginning on May 1, 2006 is recognized based on estimated fair values. SFAS 123R requires nonpublic companies that used the minimum value method under SFAS 123 for either recognition or pro forma disclosures to apply SFAS 123R using the prospective-transition method. As such, the Company continues to apply APB 25 in future periods to unvested equity awards outstanding at the date of adoption of SFAS 123R that were measured using the intrinsic value method. In addition, the Company continues to amortize those awards granted prior to May 1, 2006 using the multiple option method as prescribed by FIN 28, as described above. In accordance with SFAS 123R, the Company uses the Black-Scholes pricing model to determine the fair value of the stock options on the grant dates for stock awards made on or after May 1, 2006, and the Company amortizes the fair value of share-based payments on a straight-line basis.

The Company's 2007 Employee Stock Purchase Plan ("ESPP") became effective upon the effectiveness of the Company's IPO on February 14, 2008. The ESPP provides for consecutive six-month offering periods, except for the first such offering period which commenced on February 14, 2008 and will end on September 15, 2008. The ESPP is compensatory and results in compensation cost accounted for under SFAS 123R. The Black-Scholes option pricing model is used to estimate the fair value of rights to acquire stock granted under the ESPP.

Comprehensive (Loss) Income

The Company reports comprehensive (loss) income in accordance with SFAS No. 130, "Reporting Comprehensive Income." Comprehensive (loss) income includes certain unrealized gains and losses that are recorded as a component of stockholders' equity and excluded from the determination of net income. The Company's accumulated other comprehensive (loss) income consisted solely of cumulative currency translation adjustments resulting from the translation of the financial statements of its foreign subsidiaries. The tax effects on the foreign currency translation adjustments have not been significant.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. The statement does not require any new fair value measurements. SFAS 157 is effective for all financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact, if any, the adoption of SFAS 157 will have on its consolidated results of operations, financial position and cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), including an amendment of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which allows an entity to choose to measure certain financial instruments and liabilities at fair value. Subsequent measurements for the financial instruments and liabilities an entity elects to measure at fair value will be recognized in earnings. SFAS 159 also establishes additional disclosure requirements. SFAS 159 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted provided that the entity also adopts SFAS 157. The Company is currently evaluating the effect, if any, the adoption of SFAS 159 will have on its consolidated results of operations, financial position and cash flows.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS 141R") which replaces SFAS No. 141. SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and non-controlling interests in the acquiree and the goodwill acquired, in connection with a business combination. SFAS 141R also establishes disclosure requirements. SFAS 141R is effective for fiscal years beginning after December 15, 2008. The Company will adopt SFAS 141R at the beginning of its 2010 fiscal year, or May 1, 2009. The Company is currently evaluating the effect, if any, the adoption of SFAS 141(r) will have on its consolidated results of operations, financial position and cash flows.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51" (SFAS 160). The statement changes how noncontrolling interests in subsidiaries are measured to initially be measured at fair value and classified as a separate component of equity. SFAS 160 establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation. No gains or losses will be recognized on partial disposals of a subsidiary where control is retained. In addition, in partial acquisitions, where control is obtained, the acquiring company will recognize and measure at fair value all of the assets and liabilities, including goodwill, as if the entire target company had been acquired. The statement is to be applied prospectively for fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the effect, if any, the adoption of SFAS 160 will have on its consolidated results of operations, financial position and cash flows.

3. Net Loss Per Common Share

On February 20, 2008, the closing date of the Company's IPO, and pursuant to the amended and restated certificate of incorporation, all outstanding shares of convertible preferred stock converted into an aggregate of 14,000,441 shares of common stock. Additionally, in connection with the conversion of the shares of convertible preferred stock, warrants to purchase shares of convertible preferred stock and common stock were also converted to a net 19,202 shares of common stock.

Basic and diluted net loss per common share is computed using the weighted-average number of shares of common stock outstanding during the period. Potentially dilutive securities consisting of convertible preferred stock, stock options, common stock subject to repurchase and warrants were not included in the diluted loss per common share computation for any period presented because the inclusion of such shares would have had an anti-dilutive effect.

The following table sets forth the computation of basic and diluted net loss per share (in thousands, except per share data):

	Fiscal Year Ended April 30,		
	2008	2007	2006
Numerator for basic and diluted net loss per share:			
Net loss	$(2,009)	$ (257)	$(16,746)
Weighted-average common shares, net of weighted-average shares subject to repurchase, used in computing net loss per common share-basic and diluted	25,936	10,042	7,469
Net loss per common share, basic and diluted	$ (0.08)	$ (0.03)	$ (2.24)

As the Company had a net loss for each of the periods presented, basic and diluted net loss per share are the same. The weighted-average shares used in the computation of basic and diluted net loss per share for the periods are presented net of shares subject to repurchase.

The following table sets forth the weighted-average number of shares subject to potentially dilutive outstanding securities (i.e., convertible preferred stock, common stock options, common stock subject to repurchase and warrants) that were excluded from the computation of diluted net loss per share for the periods presented because including them would have had an anti-dilutive effect (in thousands):

	Fiscal Year Ended April 30,		
	2008	2007	2006
Convertible preferred stock (as converted)	11,046	13,984	13,970
Options to purchase common stock	2,484	2,519	2,129
Common stock subject to repurchase	153	353	618
Warrants to purchase common stock and convertible preferred stock (as converted)	13	22	6
Total	13,696	16,878	16,723

4. Acquisition of Enira Technologies, LLC

On June 2, 2006, the Company completed the acquisition of substantially all of the assets of Enira Technologies, LLC ("Enira"), a privately-held provider of solutions for responding to network security compromises. Enira's core product, Network Response, was an appliance-based solution that speeds the time to threat remediation by automating the error-prone and time-consuming network discovery and network change/configuration tasks without altering an organization's existing infrastructure. Through this acquisition, the Company acquired the predecessor products to its TRM and NCM appliance products.

The acquisition was accounted for under the purchase method of accounting in accordance with SFAS 141. Assets acquired and liabilities assumed were recorded at their fair values as of June 2, 2006.

The total purchase price of $8.7 million was comprised of (in thousands):

Cash consideration for members of Enira	$7,000
Fair value of common stock issued(1)	1,538
Estimated acquisition-related costs(2)	209
Total consideration	$8,747

(1) The members of Enira received $7.0 million in aggregate cash consideration and 253,038 shares of the Company's common stock. The fair value of the Company's shares issued was based on a per share value of $6.08, which was equal to its then deemed fair value.

(2) The acquisition-related costs consist primarily of legal and accounting fees and other directly related costs.

The total purchase consideration has been allocated to the assets and liabilities acquired, including identifiable intangible assets and assumed contractual obligations and related contingent liabilities, based on their respective fair values at the acquisition date and resulting in excess purchase consideration over the net tangible liabilities and identifiable intangible assets acquired of $5.7 million.

In connection with the Enira acquisition, 132,879 additional shares of restricted common stock were issued to Enira employees who accepted employment with the Company. These shares are subject to a two-year vesting requirement based on continued employment by these former Enira employees. The fair value of these restricted shares amounted to $0.8 million and was based on a per share value of $6.08. In accordance with Emerging Issues Task Force ("EITF") Issue No. 95-8, "Accounting for Contingent Consideration Paid to Shareholders of an Acquired Enterprise in a Purchase Business Combination," the total fair value of these shares is being accounted for as deferred compensation expense and is being amortized on a straight-line basis over the term of the required post-combination services. For fiscal 2008 and 2007 the related compensation expense amounted to approximately $0.4 million and $0.4 million, respectively.

The following condensed balance sheet data presents the respective fair values of the assets and liabilities acquired (in thousands):

Accounts receivable	$ 67
Inventory	32
Other assets	15
Goodwill	5,746
Intangible assets	3,210
Liabilities	(323)
Total	$8,747

The estimated fair value of identified intangible assets and the useful lives assigned to them at the time of acquisition are as follows (dollars in thousands):

	Purchase Price	Estimated Weighted-Average Useful Lives in Years
Core and developed technologies	$1,970	5.00
Customer installed-base relationships	80	6.00
Employee non-compete agreements	1,160	5.00
Total	$3,210	

The excess of the purchase price over the fair value of the net tangible and identifiable intangible assets was recorded as goodwill, and is deductible for federal tax purposes.

Acquired intangible assets other than goodwill are amortized over their respective estimated useful lives to match the amortization to the benefits received. The total amortization expense related to intangible assets was $0.6 million and $0.5 million for fiscal 2008 and 2007, respectively.


10-K

The gross carrying amount and net book value of goodwill and intangible assets as of April 30, 2008 and 2007 are as follows (in thousands):

	As of April 30, 2008		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets:			
Core and developed technologies	$1,970	$ (434)	$1,536
Customer installed-base relationships	80	(37)	43
Employee non-compete agreements	1,160	(578)	582
Total	$3,210	$(1,049)	$2,161
Goodwill			$5,746

	As of April 30, 2007		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets:			
Core and developed technologies	$1,970	$(139)	$1,831
Customer installed-base relationships	80	(19)	61
Employee non-compete agreements	1,160	(318)	842
Total	$3,210	$(476)	$2,734
Goodwill			$5,746

There was no impairment of goodwill or intangible assets in fiscal 2008 or 2007.

As of April 30, 2008, future estimated amortization costs per year for the Company's existing intangible assets other than goodwill are estimated as follows (in thousands):

Fiscal Year Ending April 30:	Estimated Amortization Expense
2009	$ 842
2010	889
2011	425
2012	5
Total	$2,161

5. Balance Sheet Details

Property and Equipment, Net

Property and equipment consisted of the following (in thousands):

	As of April 30,	
	2008	2007
Computers and equipment	$ 6,135	$ 4,898
Furniture and fixtures	1,071	451
Software	754	576
Leasehold improvements	2,080	640
	10,040	6,565
Less: accumulated depreciation and amortization	(5,206)	(3,812)
Property and equipment, net	$ 4,834	$ 2,753

Depreciation expense was $1.6 million, $1.0 million, and $0.7 million for fiscal 2008, 2007 and 2006, respectively. Amortization expense was $0.3 million, $0.4 million, and $0.3 million for fiscal 2008, 2007 and 2006, respectively.

Accrued Compensation and Benefits

Accrued compensation and benefits consist of the following (in thousands):

	As of April 30,	
	2008	2007
Accrued commissions	$ 3,997	$2,016
Accrued bonus	4,621	2,572
Accrued payroll taxes	672	591
Accrued vacation	1,804	1,296
Accrued ESPP	600	—
Other compensation and benefits	170	203
Total accrued compensation and benefits	$11,864	$6,678

Deferred Revenues

Deferred revenues consist of the following (in thousands):

	As of April 30,	
	2008	2007
Deferred product revenues	$ 13,627	$ 10,316
Deferred maintenance revenues	24,256	17,051
Deferred services revenues	3,383	2,221
Total deferred revenues	41,266	29,588
Less deferred revenues, current portion	(36,512)	(24,794)
Deferred revenues, non-current	$ 4,754	$ 4,794

6. Commitments and Contingencies

The Company and its subsidiaries operate from leased premises in the United States, Asia and Europe with lease periods expiring through 2013. In April 2007, the Company entered into a lease extension through October 2013, and added additional office space to the lease for the corporate headquarters. This lease agreement includes a rent escalation clause of 4% per annual lease term through expiration in October 2013. The lease agreement includes leasehold improvement allowances in the amount of $0.7 million which is recorded as deferred rent and amortized as reductions to rent expense on a straight line basis over the remainder of the lease term. The lease agreement also includes a renewal period at the Company's option for an additional 5 years at the then current fair market value. The Company recognizes expense for scheduled rent increases on a straight-line basis over the lease term beginning with the date the Company takes possession of the leased space.


10-K

Future minimum lease payments under the Company's noncancelable operating leases as of April 30, 2008 are as follows (in thousands):

Fiscal Year Ending April 30:	Amount of Payments
2009	$ 2,323
2010	1,933
2011	1,988
2012	2,068
2013	2,151
Thereafter	1,118
Total future minimum lease payments	$11,581

Rent expense under all operating leases was approximately $2.2 million, $0.9 million, and $0.7 million for fiscal 2008, 2007 and 2006, respectively.

7. Indemnification and Warranties

The Company from time to time enters into certain types of contracts that contingently require it to indemnify various parties against claims from third parties. These contracts primarily relate to (i) certain real estate leases under which the Company may be required to indemnify property owners for environmental and other liabilities and other claims arising from the Company's use of the applicable premises, (ii) the Company's bylaws, under which it must indemnify directors, and may indemnify officers and employees, for liabilities arising out of their relationship, (iii) contracts under which the Company may be required to indemnify customers or resellers against third-party claims, including claims that a Company product infringes a patent, copyright or other intellectual property right, and (iv) procurement, consulting, or license agreements under which the Company may be required to indemnify vendors, consultants or licensors for certain claims, including claims that may be brought against them arising from the Company's acts or omissions with respect to the supplied products or technology.

In the event that one or more of these matters were to result in a claim against the Company, an adverse outcome, including a judgment or settlement, may cause a material adverse effect on the Company's future business, operating results or financial condition. It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement.

The Company maintains director and officer insurance, which may cover certain liabilities arising from its obligation to indemnify its directors. To date, the Company has not been required to make any payment resulting from infringement claims asserted against its customers and has not recorded any related accruals.

The Company generally provides a warranty for its products and services to its customers and accounts for its warranties under SFAS 5. To date, the Company's product warranty expense has not been significant. Accordingly, the Company has not recorded a warranty reserve as of April 30, 2008 or 2007.

8. Stockholders' Equity

Common Stock

In February 2008, the Company completed an IPO of common stock in which it sold 6,000,000 shares of common stock, at an issue price of $9.00 per share. The Company raised a total of $54.0 million in gross proceeds from the IPO, or $45.9 million in net proceeds after deducting underwriting discounts of $3.8 million and offering expenses of $4.3 million. Upon the closing of the IPO, all shares of convertible preferred stock outstanding automatically converted into 14,000,441 shares of common stock.

Convertible Preferred Stock

Number of shares of preferred stock authorized, issued and outstanding as of April 30, 2007:

	Authorized Shares	Shares Issued and Outstanding
Series A	3,681,913	3,681,909
Series B	8,419,840	7,416,112
Series C	2,000,000	1,934,476
Undesignated	7,499,999	—
	21,601,752	13,032,497

On February 20, 2008, the closing date of the Company's IPO, and pursuant to the amended and restated certificate of incorporate, all outstanding shares of convertible preferred stock converted to an aggregate of 14,000,441 shares of common stock.

Preferred Stock Series	Approximate Conversion Ratio	Preferred Stock Shares	Common Stock Shares
Series A	1.2582-for-1	3,681,909	4,632,724
Series B	1-for-1	7,429,021	7,429,021
Series C	1.0022-for-1	1,934,476	1,938,696
		13,045,406	14,000,441

In connection with the conversion of the shares of convertible preferred stock, warrants to purchase shares of convertible preferred stock and common stock were also converted to a net 19,202 shares of common stock. The converted preferred stock warrants are included in the Series B Preferred Stock Series above.

Following the IPO, the Company's Board of Directors is authorized, subject to limitations prescribed by Delaware law, to issue at their discretion preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. The Board of Directors also can increase or decrease the number of authorized shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders.

The following is a summary of the authorized, issued and outstanding convertible preferred stock as of April 30, 2008:

	Authorized Shares	Shares Issued and Outstanding
Undesignated	10,000,000	—
	10,000,000	—


10-K

Common Stock Reserved for Issuance

Number of shares of common stock reserved for future issuance is as follows:

	As of April 30, 2008
Options available for future grant under the 2002 Stock Plan and 2007 Equity Incentive Plan	4,366,192
Options outstanding under the stock option plans	6,687,045
Conversion of convertible preferred stock	—
ESPP shares reserved for future issuance	1,000,000
Warrants to purchase common stock	—
Total shares reserved	12,053,237

Stock Plans

2007 Equity Incentive Plan. In November 2007, the Board of Directors and the Company's stockholders approved the 2007 Equity Incentive Plan, which became effective on the effective date of the Company's initial public offering on February 14, 2008. A total of 4,569,015 shares of the Company's common stock were originally authorized for future issuance under the 2007 Incentive Plan, including shares that became available for grant upon the concurrent termination of the Company's 2002 Stock Plan. In addition, shares subject to outstanding grants under the Company's 2000 Stock Incentive Plan and the 2002 Stock Plan on February 14, 2008, and any shares issued thereunder that are forfeited or repurchased by the Company or that are issuable upon exercise of options that expire or become unexercisable for any reason without having been exercised in full, will be available for grant and issuance under the 2007 Equity Incentive Plan. An aggregate of 65,564 of such additional shares became available for grant and issuance under the 2007 Equity Incentive Plan during the remainder of fiscal 2008. The number of shares available for grant and issuance under the 2007 Equity Incentive Plan will automatically increase on each January 1 of 2009 through 2012 by an amount equal to 4% of the Company's shares outstanding on the immediately preceding December 31, unless the Company's Board of Directors, in its discretion, determines to make a smaller increase. The 2007 Equity Incentive Plan will terminate ten years from the date the Company's Board of Directors approves the plan, unless it is terminated earlier by the Company's Board of Directors.

The 2007 Equity Incentive Plan provides for the grant of options, which includes both incentive and nonqualified stock options, restricted stock awards, stock appreciation rights, restricted stock units, stock bonus awards and performance share awards. Incentive stock options are granted under the 2007 Stock Plan to employees at exercise prices not less than 100% of the fair market value of such shares as determined by the Company's Board of Directors as of the grant date (and not less than 110% of such fair market value for grants to any person who owns more than 10% of the total combined voting power of all classes of outstanding stock of the Company as of the grant date). Nonqualified stock options may be granted under the 2007 Stock Plan to employees, directors and service providers at exercise prices that may be less than 100% of the closing fair market value of the Company's common stock as quoted on the NASDAQ Global Market on the day of grant at the Committee's discretion. Options granted under the 2007 Equity Incentive Plan generally expire ten years from the date of grant and are exercisable either (i) at any time after the date of grant or (ii) as such stock options vest. Options granted generally vest over four years. Shares issued upon exercise prior to vesting are subject to a right of repurchase, which lapses according to the vesting schedule of the original option.

2007 Employee Stock Purchase Plan. In November 2007, the Board of Directors and the Company's stockholders approved the 2007 Employee Stock Purchase Plan, which became effective on the effective date of the Company's initial public offering in February 2008. 1,000,000 shares of the Company's common stock were originally authorized for future issuance under the 2007 Employee Stock Purchase. The number of shares reserved for issuance under the Company's 2007 Employee Stock Purchase Plan will increase automatically on January 1 of each of the first eight years commencing with 2009 by the number of shares equal to 1% of the Company's total outstanding shares as of the immediately preceding December 31 (rounded to the nearest whole share). The Board of Directors or Compensation Committee may reduce the amount of the increase in any particular year. No more than 20,000,000 shares of the Company's common stock may be issued under the 2007 Employee Stock Purchase Plan, and no other shares may be added to this plan without the approval of the Company's stockholders.

The 2007 Employee Stock Purchase Plan is designed to enable eligible employees to purchase shares of the Company's common stock periodically at a discount, and is intended to qualify as an employee stock purchase plan under Section 423 of the Code. The Company's employees generally will be eligible to participate in the 2007 Employee Stock Purchase Plan if they are employed by the Company, or a subsidiary or parent of the Company that the Company may designate. Employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in the 2007 Employee Stock Purchase Plan, are not eligible to participate in the 2007 Employee Stock Purchase Plan. Eligible employees may acquire shares of the Company's common stock by accumulating funds through payroll deductions, at selected rates between 1% and 15% of their base salary or regular hourly wages. The purchase price for shares of the Company's common stock purchased under the 2007 Employee Stock Purchase Plan will be 85% of the lesser of the fair market value of the Company's common stock on the first day of the offering period or the last trading day of the applicable purchase period within that offering period. For the initial offering period, the fair market value on the first day of the offering period will be the price at which the Company's shares are initially offered in this offering. The 2007 Employee Stock Purchase Plan will terminate on the tenth anniversary of the first purchase date (as set forth in the plan), unless it is terminated earlier by the Board of Directors. An employee's participation will automatically end upon termination of employment for any reason.

2002 Stock Plan. In March 2002, the Board of Directors adopted the 2002 Stock Plan, as amended, and the Company's stockholders approved the 2002 Stock Plan. 4,020,074 shares were originally authorized for issuance under this plan. In addition, 93,940 shares were rolled over from the 2000 Stock Incentive Plan, 18,911 shares were cancelled or repurchased under the 2000 Stock Incentive Plan and the Board of Directors has authorized a net increase of an additional 5,964,807 shares for issuance. The 2002 Stock Plan provides for either the award of stock purchase rights or the grant of options, which includes both incentive and non-statutory stock options. Options have been granted under the 2002 Stock Plan to employees, directors and service providers at exercise prices not less than 85% of the fair market value of such shares as determined by the Company's Board of Directors as of the grant date (and not less than 110% of such fair market value for grants to any person who owns more than 10% of the total combined voting power of all classes of outstanding stock of the Company as of the grant date). Options granted under the 2002 Stock Plan generally expire ten years from the date of grant and are exercisable either (i) at any time after the date of grant or (ii) as such stock options vest. Options granted generally vest over four years. Shares issued upon exercise prior to vesting are subject to a right of repurchase, which lapses according to the vesting schedule of the original option. The Company ceased granting awards under the 2002 Stock Plan upon the implementation of the 2007 Equity Incentive Plan, which is described above.

2000 Stock Incentive Plan. The 2000 Stock Incentive Plan provides for both the award of restricted stock and the grant of options, which includes both incentive and non-statutory stock options. The Company ceased granting awards under the 2000 Stock Incentive Plan upon the implementation of the 2002 Stock Plan, which is described above. These options generally expire ten years from the date of grant and are exercisable at any time after the date of grant. Options granted generally vest over four years. Shares issued upon exercise prior to vesting are subject to a right of repurchase, which lapses according to the vesting schedule of the original option. The Company is not obligated to but has the right to repurchase the vested shares at the fair market value of the vested shares if the participant's service is terminated for any reason. The repurchase right terminated with respect to the vested shares upon the first sale of common stock of the Company to the general public pursuant to the Company's IPO on February 14, 2008.

Stock Plan Activity

A summary of the option activity under the 2007 Equity Incentive Plan, the 2002 Stock Plan and the 2000 Stock Incentive Plan during fiscal 2008, 2007 and 2006, is as follows:

		Outstanding Options			
	Shares Available for Grant	Number of Shares	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (In thousands)
Options outstanding as of April 30, 2005	222,642	2,730,308	$0.47		
Options authorized	2,333,091	—	—		
Options granted	(2,114,431)	2,114,431	4.45		
Options exercised	—	(279,593)	0.67		
Options canceled	285,167	(285,167)	1.81		
Shares repurchased	54,407	—			
Options outstanding as of April 30, 2006	780,876	4,279,979	2.34		
Options authorized	2,591,860	—	—		
Options granted	(2,208,347)	2,208,347	6.87		
Options exercised	—	(225,326)	2.58		
Options canceled	490,188	(490,188)	3.66		
Shares repurchased	21,263	—			
Options outstanding as of April 30, 2007	1,675,840	5,772,812	3.95	8.31	$31,003
Options authorized	4,000,000	—	—		
Options granted	(1,731,313)	1,731,313	9.78		
Options exercised	—	(402,260)	2.30		
Options canceled	414,820	(414,820)	6.10		
Shares repurchased	6,845	—			
Options outstanding as of April 30, 2008	4,366,192	6,687,045	5.43	7.89	15,142
Vested and expected to vest as of April 30, 2008, net of anticipated forfeitures		5,944,783	5.43	7.89	13,461
Vested and exercisable as of April 30, 2008		3,310,418	3.18	6.97	14,917

The aggregate intrinsic values shown in the table above are equal to the difference between the per share exercise price of the underlying stock options and the fair value of the Company's common stock as of the respective dates in the table.

The following table summarizes additional information regarding outstanding options as of April 30, 2008:

	Options Outstanding		Options Vested and Exercisable	
Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)	Number of Shares	Weighted-Average Exercise Price per Share
$0.12	3,923	3.96	3,923	$ 0.12
$0.16	385,444	4.68	385,444	0.16
$0.24	356,523	5.72	356,523	0.24
$0.36	45,625	6.07	45,246	0.36
$0.40	39,375	3.20	39,375	0.40
$0.48	235,728	6.43	210,617	0.48
$0.80	813,898	6.76	646,594	0.80
$4.00	774,630	7.16	542,604	4.00
$6.08	756,495	7.99	388,038	6.08
$6.65-6.80	1,443,450	8.71	520,658	6.80
$7.17-7.95	42,725	9.98	—	7.66
$8.28-8.50	87,787	9.85	—	8.49
$9.00-9.32	322,313	9.32	59,302	9.19
$10.00	1,379,129	9.42	112,094	10.00
	6,687,045	7.89	3,310,418	$ 3.18

Total intrinsic value of options exercised for fiscal 2008, 2007 and 2006 was $3.0 million, $1.0 million and $0.6 million, respectively, determined at the date of option exercise.

9. Stock-Based Compensation

During fiscal 2008, 2007 and 2006, the Company recorded stock-based compensation as described below (in thousands):

	Fiscal Year Ended April 30,		
	2008	2007	2006
Stock-based compensation under SFAS 123R	$4,186	$ 892	$ —
Stock-based compensation under prospective transition method for option awards granted prior to the adoption of SFAS 123R	91	267	569
Amortization of restricted stock awards in connection with the acquisition of Enira Technologies, LLC	404	370	—
Stock-based compensation under Employee Stock Purchase Plan	245	—	—
Stock-based compensation under variable accounting	—	—	7,549
Total	$4,926	$1,529	$8,118

Adoption of SFAS 123R

On May 1, 2006, the Company adopted SFAS 123R, which establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on accounting for transactions where an entity obtains employee services in stock-based payment transactions. SFAS 123R requires the Company to measure the cost of employee services received in exchange for an award of equity instruments, including stock options, based on the grant-date fair value of the award and to recognize it as compensation expense over the period the employee is required to provide service in exchange for the award, usually the vesting period. SFAS 123R superseded the Company's previous accounting under APB 25 beginning May 1, 2006.

The Company adopted SFAS 123R using the prospective transition method, which requires the application of the accounting standard as of May 1, 2006, the first day of fiscal 2007. The consolidated financial statements for fiscal 2008 and 2007, reflect the impact of SFAS 123R. In accordance with the prospective transition method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R.

Effective with the adoption of SFAS 123R, the fair value of stock-based awards to employees is calculated using the Black-Scholes option pricing model. The Black-Scholes model requires, among other inputs, an estimate of the fair value of the underlying common stock on the date of grant and assumptions as to volatility of the Company's stock over the term of the related options, the expected term of the options, the risk-free interest rate and the option forfeiture rate. These assumptions used in the pricing model are determined by the Company at each grant date. As there has been no public market for the Company's common stock prior to the IPO, the Company has determined the volatility for options granted in fiscal 2007 and 2008, based on an analysis of reported data for a peer group of companies that issued options with substantially similar terms. The expected volatility of options granted has been determined using weighted-average measures of this peer group of companies of the implied volatility and the historical volatility for a period equal to the expected life of the option. The expected life of options has been determined considering the expected life of options granted by a group of peer companies and the average vesting and contractual term of the Company's options. The risk-free interest rate is based on a zero coupon United States treasury instrument whose term is consistent with the expected life of the stock options. As the Company has not paid and does not anticipate paying cash dividends on outstanding shares of common stock, the expected dividend yield is assumed to be zero. In addition, SFAS 123R requires companies to utilize an estimated forfeiture rate when calculating the expense for the period, whereas SFAS 123 permitted companies to record forfeitures based on actual forfeitures, which was the Company's historical policy under SFAS 123. The Company applied an estimated annual forfeiture rate of 5%, based on its historical forfeiture experience during the previous six years, in determining the expense recorded in its consolidated statement of operations.

SFAS 123R requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options to be classified as financing cash flows. Due to the Company's historical loss position, no tax benefits have been realized or recorded for any of the periods presented. Prior to the adoption of SFAS 123R those benefits would have been reported as operating cash flows had the Company received any tax benefits related to stock option exercises.

Valuation and Expense Information under SFAS 123R

The weighted-average fair value calculations for options granted within the period are based on the following weighted-average assumptions set forth in the table below and assume no dividends will be paid. Options that were granted in prior periods are based on assumptions prevailing at the date of grant:

	Fiscal Year Ended April 30,	
	2008	2007
Risk-free interest rate	4.22%	5.00%
Expected volatility	55%	66%
Expected life (years)	5.25 years	5.25 years

Based on these calculations, the weighted-average fair value per share of common stock was $5.17 and $4.20 per share for fiscal 2008 and 2007, respectively. The compensation costs that have been included in the Company's results of operations for these stock-based compensation arrangements during fiscal 2008 and 2007, as a result of the Company's adoption of SFAS 123R, were as follows (in thousands, except per share amount):

	Fiscal Year Ended April 30,	
	2008	2007
Cost of maintenance revenues	$ 106	$ 1
Cost of services revenues	115	9
SFAS 123R expense included in cost of revenues	221	10
Operating expenses:		
Research and development	1,356	135
Sales and marketing	2,685	583
General and administrative	664	164
SFAS 123R expense included in operating expenses	4,705	882
SFAS 123R expense included in net loss	$4,926	$ 892
SFAS 123R expense included in basic and diluted net loss per share	$ 0.19	$0.09

Because the amount of stock-based compensation associated with the Company's cost of products is not significant, no amounts have been capitalized for any of the periods presented.

As of April 30, 2008 and 2007, there was $11.2 million and $7.4 million, respectively, of total unrecognized stock based compensation expenses under SFAS 123R, net of estimated forfeitures, that the Company expects to amortize. Total unrecognized stock based compensation expenses related to non-vested awards are expected to be recognized over a weighted-average period of 2.87 years.

During fiscal 2008, the Company granted 1,731,313 options. These options have exercise prices equal to the deemed market value of the Company's common stock on the dates these options were granted, with exercise prices ranging from $6.65 to $10.00 per share at a weighted-average per share price of $9.78. During fiscal 2007, the Company granted options to employees to purchase a total of 2,208,347 shares of common stock at per share exercise prices ranging from $6.08 to $9.32 per share at a weighted-average per share price of $6.87. The valuations used to determine the fair values of the options were contemporaneous. Since the completion of the Company's IPO, the Company grants options to employees at exercise prices equal to the closing fair market value of the Company's common stock as quoted on the NASDAQ on the day of grant.

Employee Stock Purchase Plan

In November 2007, the Board of Directors and the Company's stockholders approved the 2007 Employee Stock Purchase Plan (the "ESPP"), which became effective upon the Company's IPO on February 14, 2008. A total of 1,000,000 shares of the Company's common stock were initially reserved for future issuance under the ESPP. Under the ESPP, employees may purchase shares of common stock at a price that is 85% of the lesser of the fair market value of the Company's common stock as of beginning or the end of each offering period. The ESPP provides for consecutive offering periods of six months each, except for the first such offering period which commenced on February 14, 2008 and will end on September 15, 2008.

The ESPP is compensatory and results in compensation cost accounted for under SFAS 123R. The Black-Scholes option pricing model is used to estimate the fair value of rights to acquire stock granted under the ESPP. The weighted-average fair value calculations for rights to acquire stock under the ESPP within the period are based on the following weighted-average assumptions set forth in the table below, assuming no dividends will be paid, and based on assumptions prevailing as of the enrollment date of the offering period.

	Fiscal Year Ended April 30, 2008
Risk-free interest rate	2.11%
Expected volatility	53%
Expected term (in years)	0.58 years

Based on these calculations, the weighted-average fair value per share of common stock was $2.77 per share for fiscal 2008. For the year ended April 30, 2008, the Company recorded stock-based compensation expense associated with its ESPP of $0.2 million. As of April 30, 2008, there was $0.4 million of total unrecognized compensation expenses under SFAS 123R, net of expected forfeitures, related to common stock purchase rights that the Company expects to amortize over the remaining offering period ending September 15, 2008.

APB 25 Intrinsic Value Charges

Given the absence of an active market for the Company's common stock prior to the Company's IPO on February 14, 2008, the Company's Board of Directors historically determined the fair value of the Company's common stock in connection with the Company's grant of stock options and stock awards. The Company's Board of Directors made such determinations based on the business, financial and venture capital experience of the individual directors along with input from management. In January 2006, the Company engaged Financial Strategies Consulting Group, an unrelated third-party valuation firm as described by AICPA Practice Aid "Valuation of Privately-Held Company Equity Securities Issued as Compensation," to advise the Board of Directors in determining the fair value of its common stock.

As a result of management's reassessment of the fair value of the Company's common stock at the grant dates of options granted to purchase common stock in fiscal 2004 and 2005, deferred stock compensation has been recorded for the excess of the fair value of the common stock underlying the options at the grant date over the exercise price of the options. These amounts are being amortized on an accelerated basis over the vesting period, generally four years, consistent with the method described in FIN 28. Amortization of the deferred compensation was $0.1 million, $0.3 million and $0.6 million for fiscal 2008, 2007 and 2006, respectively. All options granted in and after fiscal 2006 were issued with exercise prices equal to the fair value.

Information regarding the Company's stock option grants for these fiscal years is summarized as follows:

Grant Date	Shares Subject to Options Granted	Exercise Price per Share and Original Fair Value	Reassessed per Share Fair Value
May 25, 2004	341,251	$0.36	$0.48
August 12, 2004	147,188	0.48	0.64
October 6, 2004	669,375	0.48	0.64
November 11, 2004	160,750	0.48	0.72
February 3, 2005	911,524	0.80	1.88

Restricted Stock Awards for Enira Acquisition

In connection with the acquisition of Enira Technologies, LLC, 132,879 shares of restricted common stock that were subject to two-year vesting were issued. See Note 4 "Acquisition of Enira Technologies, LLC." During fiscal 2008, 66,441 of such shares vested. No such shares vested in fiscal 2007. As of April 30, 2008, 66,438 shares remain unvested, and are expected to vest in June 2008. As of April 30, 2008, total unrecognized stock based compensation expected to be recognized during fiscal 2009 is $34,000.

Variable Compensation

Between November 2000 and March 2002, the Company issued, upon the exercise of options and the receipt of promissory notes, 890,137 shares of common stock at exercise prices ranging from $0.12 per share to $0.40 per share to employees. The promissory notes bore annual interest rates between 4.25% and 8.75%, with principal and interest due upon termination of the notes. The employees executed full-recourse promissory notes for $324,864, as well as stock pledge agreements, with the Company. In May 2002, in conjunction with the termination of one employee, the Company forgave a portion of the principal of one of these notes. As a result, all such employee promissory notes were deemed to be non-recourse in nature and therefore subject to the provisions of EITF Issue No. 95-16, "Accounting for Stock Compensation Arrangements with Employer Loan Features Under APB Opinion No. 25."

Variable accounting for these fully vested options ceased in fiscal 2006 upon repayment of the notes outstanding. For fiscal 2006, additional stock-based compensation of $7.5 million was recorded.

10. Segment Information

The Company operates in one industry segment selling compliance and security management solutions.

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is the Chief Executive Officer ("CEO"). The CEO reviews financial information presented on a consolidated basis for evaluating financial performance and allocating resources. There are no segment managers who are held accountable for operations below the consolidated financial statement level. Accordingly, the Company has determined that it operates in a single reportable segment.

The CEO evaluates performance based primarily on revenues in the geographic locations in which the Company operates. Revenues are attributed to geographic locations based on the ship-to location of the Company's customers. The Company's assets are primarily located in the United States and not allocated to any specific region. Therefore, geographic information is presented only for total revenues. As of April 30, 2008, 2007 and 2006, long-lived assets, which represent property, plant and equipment, goodwill and intangible assets, net of accumulated depreciation and amortization, located outside the Americas were immaterial and less than one percent of the total net assets as of these dates.

Total revenues by geographical region are based on the ship-to location and are as follows (in thousands):

	Fiscal Year Ended April 30,		
	2008	2007	2006
Total revenues by geography:			
United States:			
Products	$ 40,021	$32,782	$17,442
Maintenance	21,042	15,444	9,523
Services	7,280	5,529	4,152
Total	68,343	53,755	31,117
EMEA:			
Products	12,923	6,462	2,754
Maintenance	3,960	2,126	1,311
Services	1,564	820	603
Total	18,447	9,408	4,668
Asia Pacific:			
Products	3,553	3,532	1,405
Maintenance	1,305	701	390
Services	619	488	229
Total	5,477	4,721	2,024
Other Americas:			
Products	7,267	1,214	1,259
Maintenance	1,301	490	248
Services	710	245	119
Total	9,278	1,949	1,626
Total revenues	$101,545	$69,833	$39,435

11. Income Taxes

The Company's book income (loss) before provision for income taxes is as follows (in thousands):

	Fiscal Year Ended April 30,		
	2008	2007	2006
Current:			
Federal	$(2,360)	$102	$(16,769)
Foreign	1,482	30	186
Total	$ (878)	$132	$(16,583)

10-K

The provision of federal, state and foreign income tax expense on income from continuing operations consists of the following (in thousands):

	Fiscal Year Ended April 30,		
	2008	2007	2006
Current:			
Federal	$ 150	$ 73	$ —
State	185	91	6
Foreign	512	225	157
Total Current	847	389	163
Deferred:			
Federal	250	—	—
State	34	—	—
Total Deferred	284	—	—
Total provision	$1,131	$389	$163

The Company's effective tax rates vary from the federal statutory rates due to non-deductible items, such as a portion of the Company's meals and entertainment expenses and state and foreign taxes.

A reconciliation of income taxes at the statutory federal income tax rate of 34% to the income tax expense included in the accompanying consolidated statements of operations is as follows (in thousands):

	Fiscal Year Ended April 30,		
	2008	2007	2006
U.S. federal taxes (benefit) at statutory rate	$ (298)	$ 45	$(5,638)
State tax expense, net	122	60	4
Foreign taxes	512	225	157
Net operating losses not benefited (benefited)	(653)	(231)	4,837
Alternative minimum tax	149	73	—
Stock option expense	905	214	811
Meals and entertainment	101	92	—
Amortization of tax deductible goodwill	284	—	—
Other	9	(89)	(8)
Total provision	$1,131	$ 389	$ 163

The provision for income taxes of $1.1 million for the year ended April 30, 2008, is primarily related to foreign corporate income taxes due, federal and state alternative minimum taxes, and a charge to establish deferred tax liabilities of $0.3 million related to the tax deductible amortization of goodwill related to the acquisition of Enira Technologies, LLC in fiscal 2007. The provision for income taxes of $0.4 million and $0.2 million for the years ended April 30, 2007 and 2006, respectively, was primarily related to foreign corporate income taxes.

U.S. income taxes and foreign withholding taxes are not provided on undistributed earnings of foreign subsidiaries that are considered to be indefinitely reinvested in the operations of such subsidiaries. The amount of these earnings was approximately $0.4 million. The aggregate tax savings based on the exclusion of these earnings from fiscal 2006 and prior fiscal years' tax provisions is $30,000.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets are as follows (in thousands):

	As of April 30,	
	2008	2007
Deferred tax assets:		
Net operating losses	$ 3,303	$ 6,282
Research credits	2,777	3,329
Non-deductible reserves and accruals	1,705	1,194
Non-deductible stock-based compensation	5,619	4,768
Deferred revenues	4,377	2,765
Foreign earnings	230	175
Intangibles	247	—
Other	276	437
Total deferred tax assets	18,534	18,950
Valuation allowance	(18,534)	(18,814)
Total deferred tax assets	$ —	$ 136
Deferred tax liabilities:		
Amortization of tax deductible goodwill	$ (284)	$ (136)
Total deferred tax liabilities	$ (284)	$ (136)
Net deferred tax assets (liabilities)	$ (284)	$ —

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased (decreased) by $(0.3) million, $1.3 million and $6.5 million for fiscal 2008, 2007 and 2006.

As of April 30, 2008, the Company had net operating loss carry-forwards for federal income tax purposes of approximately $7.8 million, which expire beginning in fiscal 2022 if not utilized. The Company also has California net operating loss carry-forwards of approximately $11.3 million which expire beginning in fiscal 2013. The Company also has federal and California research and development tax credits of $1.6 million and $1.8 million, respectively. The federal research credits will begin to expire in fiscal 2020, and the California research credits have no expiration date.

Utilization of the Company's net operating loss may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provision. Such an annual limitation could result in the expiration of the net operating loss before utilization. The Company has experienced annual limitations in its ability to utilize its net operating losses due to ownership changes. Our current annual limitation amounts to $2.7 million as of April 30, 2008.

During fiscal 2007 the Company acquired substantially all of the assets the assets of Enira Technologies, LLC in a taxable asset acquisition. For tax purposes, the goodwill acquired in a taxable asset acquisition is amortized over a period of 15 years, while SFAS No. 142 provides that goodwill cannot be amortized but must be analyzed annually for impairment. In accordance with SFAS No. 109, a deferred tax liability must be recorded to account for this tax deductible temporary difference and such liability may not be used as a source of income to support deferred tax assets. The Company has, therefore, recorded a non-cash charge of $0.3 million during the year and a corresponding deferred tax liability on the balance sheet to establish deferred tax liabilities related to the tax deductible amortization of goodwill since June 2006.

The Company adopted FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109" ("FIN 48"), on May 1, 2007. As a result of the implementation of FIN 48, the Company recognized a liability for uncertain tax positions and a cumulative effect adjustment to the beginning balance of accumulated deficit on the balance sheet of $0.1 million. As of April 30, 2008, the liability for uncertain tax positions increased to $0.3 million. As of the date of adoption, the Company also recorded a $1.4 million reduction to deferred tax assets for unrecognized tax benefits, all of which is currently offset by a full valuation allowance that had no effect to the beginning balance of accumulated deficit or the net balance sheet. As of April 30, 2008, the unrecognized tax benefit of $1.4 million increased to $1.8 million, all of which is offset by a full valuation allowance.

The Company's total unrecognized tax benefit as of the May 1, 2007 adoption date and as of April 30, 2008 was $1.5 million and $2.1 million, respectively. As of April 30, 2008, the Company had $0.3 million of unrealized tax benefits that, if recognized, would affect its effective tax rate for fiscal 2008. In addition, the Company does not expect any material changes to the estimated amount of liability associated with its uncertain tax positions within the next 12 months related to any statute of limitations expiring and may increase as a result of normal operating activity.

The following is a roll-forward of the total gross unrecognized tax benefit for fiscal 2008 (in thousands):

Balance as of May 1, 2007	$1,497
Tax positions related to current year:	
Additions	615
Reductions	—
Settlements	—
Lapse of statute of limitations	—
Balance as of April 30, 2008	$2,112

The Company files income tax returns in the U.S. federal jurisdiction, California and various state and foreign tax jurisdictions in which it has a subsidiary or branch operation. The tax years 2001 to 2008 remain open to examination by U.S. and state tax authorities, and the tax years 2005 to 2008 remain open to examination by the foreign tax authorities.

The Company's policy is that it recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of April 30, 2008, the Company had approximately $23,000 of accrued interest or penalties associated with unrecognized tax benefits.

12. Related-Party Transactions

Certain employees had outstanding promissory notes with the Company relating to stock option exercises, which are disclosed in Note 9. Certain of these transactions have been made between the Company and its executive officers as follows:

In March 2002, the Company granted its Chief Technology Officer ("CTO") an option to purchase 562,500 shares of common stock at an exercise price of $0.12 per share under its 2002 Stock Plan. In July 2002, the CTO exercised this option and paid for the $23 aggregate par value of the shares in cash and the remainder of the purchase price of $67,477 in the form of a full-recourse promissory note. The note bore interest at a rate of 8.75% per year, compounded annually. The note was collateralized by the 562,500 shares. The note, including the accrued interest, was repaid in January 2006.

In March 2002, the Company entered into a restricted stock purchase agreement with its CEO. This agreement provided the CEO with a right to purchase up to 1,800,000 shares of the Company's common stock at $0.12 per share. In September 2002, the CEO purchased all 1,800,000 shares of common stock. The CEO paid for the $72 aggregate par value of the shares in cash and the remainder of the purchase price of $215,928 in the form of a full-recourse promissory note. The note bore interest at a rate of 3.75% per year, compounded annually, and was payable in arrears on each anniversary date of the note. The note was collateralized by the 1,800,000 shares. The note, including the accrued interest, was repaid in January 2006.

In September 2001, the Company granted its then Chief Customer Officer ("CCO") an option to purchase 75,000 shares of common stock at an exercise price of $0.40 per share under its 2002 Stock Plan. In January 2002, the CCO exercised this option and paid for the $3 aggregate par value of the shares in cash and the remainder of the purchase price of $29,997 in the form of a full-recourse promissory note. The note bore interest at a rate of 4.77% per year, compounded annually. The note was collateralized by the 75,000 shares. The portion of the note that related to 27,447 shares plus the accrued interest was repaid in April 2005. The portion of the note that related to 12,767 shares plus the accrued interest was repaid in July 2005. The remainder of the note, including the accrued interest, was repaid in November 2005.

In May 2001, the Company granted its CTO an option to purchase 31,250 shares of common stock at an exercise price of $0.40 per share under its 2002 Stock Plan. In January 2002, the CTO exercised this option and paid for the $1.25 aggregate par value of the shares in cash and the remainder of the purchase price of $12,499 in the form of a full-recourse promissory note. The note bore interest at a rate of 4.77% per year, compounded annually. The note, including the accrued interest, was repaid in January 2006.

As of April 30, 2008, the company had prepaid commission payments to certain employees in the Company's sales and marketing organization, which amounted to approximately $195,000. These prepayments are properly reflected on the balance sheet as of April 20, 2008 under other prepaid expenses and current assets.

During fiscal 2008 and 2007, the Company entered into various agreements with M-Factor to provide event planning and hosting of the Company's corporate events. A member of the Company's board of directors is also a director and 10% shareholder of M-Factor. During 2008 and 2007, the Company recorded expenses of $1,189,251, and $679,572, respectively related to such activities. All such activities were provided in the ordinary course of business at prices and on terms and conditions that the Company believes are the same as those that would result from arm's-length negotiations between unrelated parties.

13. Employee Benefit Plan

The Company sponsors a 401(k) savings plan for all employees who meet certain eligibility requirements. Participants may contribute, on a pretax basis, up to 100% of their annual compensation, but not to exceed a maximum contribution pursuant to Section 401(k) of the Internal Revenue Code. The Company is not required to contribute, nor has it contributed, to the plan for any of the periods presented. Administrative expenses relating to the plan are insignificant.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures

Our management, with the participation and supervision of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Exchange Act. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on the aforementioned evaluation, our chief executive officer and chief financial officer have concluded that as of April 30, 2008, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

This Annual Report on Form 10-K does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. At April 30, 2009, Section 404 of the Sarbanes-Oxley Act will require our management to provide an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm will be required to provide its attestation report regarding such assessment. We are in the process of performing the system and process documentation, evaluation and testing required for management to make this assessment and for its independent auditors to provide its attestation report. We have not completed this process or its assessment, and this process will require significant amounts of management time and resources. In the course of evaluation and testing, management may identify deficiencies that will need to be addressed and remediated.

Changes in Internal Control over Financial Reporting

Regulations under the Exchange Act require public companies, including our company, to evaluate any change in our "internal control over financial reporting" as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act.

We have a history of "material weaknesses" in our internal control over financial reporting as defined by the standards established by the Public Company Accounting Oversight Board. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. During the audits of our financial statements for fiscal 2004, 2005, 2006 and 2007, material weaknesses in our internal control over financial reporting were identified.

We determined as of April 30, 2007, that we no longer have material weaknesses in the areas identified as material weaknesses in connection with the preparation of our fiscal 2004, 2005 and 2006 financial statements. The material weakness identified during the audit of our fiscal 2007 financial statements relates to internal review, primarily due to failure of the review process of accounting computations and reconciliations prepared by third parties as part of the preparation of our fiscal 2007 financial statements. This weakness led to four adjustments to our financial statements. The largest such adjustment resulted from a failure to detect an overstatement of stock-based compensation expense of $0.3 million under Statement of Financial Accounting Standards, or SFAS, No. 123(R), *Share-Based Payment*, or SFAS 123R, in calculations prepared by a third-party service provider.

We have completed our remediation efforts with respect to the material weakness identified in connection with the preparation of our fiscal 2007 financial statements. Prior to our IPO, our remediation efforts initially included the hiring of senior management personnel in our finance and accounting function and the addition of review procedures relating to journal entry approvals, account reconciliations, balance sheet and statement of operation flux analyses, and outcome analyses. In addition to our initial efforts, we added review procedures relating to fixed assets obsolescence, vendor payments and our filings under the Exchange Act. In connection with the preparation of our financial statements for fiscal 2008, we determined that, as of April 30, 2008, the material weakness identified in connection with the audit of our fiscal 2007 financial statement has been remediated.

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

Except as set forth below, the information required by this item is incorporated by reference to our Proxy Statement for our 2008 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended April 30, 2008.

We maintain a Code of Business Conduct and Ethics that incorporates our code of ethics applicable to all employees, including all officers. Our Code of Business Conduct and Ethics is published on the Investors page of our website at www.arcsight.com. We intend to disclose future amendments to certain provisions of our Code of Business Conduct and Ethics, or waivers of such provisions granted to executive officers and directors, on this website within four business days following the date of such amendment or waiver.

Item 11. ***Executive Compensation***

The information required by this item is incorporated by reference to our Proxy Statement for our 2008 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended April 30, 2008.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this item with respect to Item 403 of Regulation S-K regarding security ownership of certain beneficial owners and management is incorporated by reference to our Proxy Statement for our 2008 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended April 30, 2008. For the information required by this item with respect to Item 201(d) of Regulation S-K regarding securities authorized for issuance under equity compensation plans, see "Item 5: Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Equity Compensation Plan Information."

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this item is incorporated by reference to our Proxy Statement for our 2008 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended April 30, 2008.

Item 14. ***Principal Accounting Fees and Services***

The information required by this item is incorporated by reference to our Proxy Statement for our 2008 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended April 30, 2008.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a)(1) *Financial Statements:* The financial statements filed as part of this Annual Report on Form 10-K are listed on the index to financial statements on page 57.

(2) No Financial Statement Schedules were required to be filed as part of this report because the required information is not present or is not present in amounts sufficient to require submission of the schedules or because the information required is included in the Consolidated Financial Statements or Notes thereto.

(b) *Exhibits.* The exhibits listed on the Exhibit Index (following the Signatures section of this report) are included, or incorporated by reference, in this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, on July 22, 2008, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCSIGHT, INC.

By: /s/ Robert W. Shaw	/s/ Stewart Grierson
Robert W. Shaw Chief Executive Officer	Stewart Grierson Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert W. Shaw as his attorney-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Robert W. Shaw Robert W. Shaw	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	July 22, 2008
/s/ Stewart Grierson Stewart Grierson	Chief Financial Officer (Principal Accounting and Financial Officer)	July 22, 2008
/s/ Thomas Reilly Thomas Reilly	President and Chief Operating Officer Director	July 22, 2008
/s/ Sandra Bergeron Sandra Bergeron	Director	July 22, 2008
/s/ William P. Crowell William P. Crowell	Director	July 22, 2008
/s/ E. Stanton McKee, Jr. E. Stanton McKee, Jr.	Director	July 22, 2008
/s/ Craig Ramsey Craig Ramsey	Director	July 22, 2008

10-K

Signature	Title	Date
/s/ Scott A. Ryles Scott A. Ryles	Director	July 22, 2008
/s/ Ted Schlein Ted Schlein	Director	July 22, 2008
/s/ Ernest von Simson Ernest von Simson	Director	July 22, 2008

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Incorporated by Reference: Form	File No.	Exhibit	Filing Date	Provided Herewith
3.1	Restated Certificate of Incorporation of ArcSight, Inc., as currently in effect.	S-1/A	333-145974	3.2	11/23/07	
3.2	Amended and Restated Bylaws of ArcSight, Inc., as currently in effect.	S-1/A	333-145974	3.4	11/23/07	
4.1	Form of ArcSight, Inc. common stock certificate.	S-1/A	333-145974	4.1	11/23/07	
4.2	Amended and Restated Investors' Rights Agreement, dated as of October 24, 2002, between ArcSight, Inc. and certain security holders of ArcSight, Inc.	S-1/A	333-145974	4.2	9/11/07	
10.1	Form of Indemnity Agreement entered into between ArcSight, Inc. and its directors and executive officers.	S-1/A	333-145974	10.1	10/29/07	
10.2	2000 Stock Incentive Plan.	S-1/A	333-145974	10.2	9/11/07	
10.3	Forms of Stock Option Agreement and Stock Option Exercise Agreement under the 2000 Stock Incentive Plan.	S-1/A	333-145974	10.3	9/11/07	
10.4	2002 Stock Plan, as amended.	S-1/A	333-145974	10.4	9/11/07	
10.5	Forms of Stock Option Agreement and Stock Option Exercise Agreement under the 2002 Stock Plan.	S-1/A	333-145974	10.5	9/11/07	
10.6	2007 Equity Incentive Plan.	S-1/A	333-145974	10.6	11/23/07	
10.7	Form of Stock Option Agreement, Stock Option Exercise Agreement, Restricted Stock Agreement, Restricted Stock Units Award Agreement, Stock Appreciation Right Award Agreement, Performance Shares Award Agreement and Stock Bonus Award Agreement under the 2007 Equity Incentive Plan.	S-1/A	333-145974	10.7	11/23/07	
10.8	2007 Employee Stock Purchase Plan.	S-1/A	333-145974	10.8	11/23/07	
10.9	Form of Subscription Agreement under the 2007 Employee Stock Purchase Plan.	S-1/A	333-145974	10.9	11/23/07	
10.10	Second Amended and Restated Employment Agreement, effective as of August 13, 2007, between ArcSight, Inc. and Robert W. Shaw.	S-1/A	333-145974	10.10	9/20/07	
10.11	Offer Letter, dated June 1, 2000, between ArcSight, Inc. and Hugh S. Njemanze.	S-1/A	333-145974	10.11	9/20/07	
10.12	Offer Letter, dated January 24, 2003, between ArcSight, Inc. and Stewart Grierson, as amended.	S-1/A	333-145974	10.12	11/23/07	
10.13	Offer Letter, dated October 5, 2006, between ArcSight, Inc. and Thomas Reilly, as amended.	S-1/A	333-145974	10.14	11/23/07	
10.14	Fiscal Year 2007 Management and Employee Bonus Plan.	S-1/A	333-145974	10.15	9/20/07	

Exhibit Number	Exhibit Description	Incorporated by Reference				Provided Herewith
		Form	File No.	Exhibit	Filing Date	
10.15	Lease Agreement, dated April 24, 2007, between ArcSight, Inc. and ECI Two Results LLC.	S-1/A	333-145974	10.17	9/11/07	
10.16	Oracle PartnerNetwork Embedded Software License Distribution Agreement, dated March 31, 2006, as amended, between ArcSight, Inc. and Oracle USA, Inc.	S-1/A	333-145974	10.18	9/20/07	
10.17	Fiscal Year 2008 Management Bonus Plan.	S-1/A	333-145974	10.19	1/22/08	
10.18	Sales Commission Plan – FY 2008 (Kevin Mosher) Plan.					X
10.19	Offer Letter, dated May 6, 2007, between ArcSight, Inc. and Reed Henry, as amended.					X
21.1	Subsidiaries of ArcSight, Inc.					X
23.1	Consent of Independent Registered Public Accounting Firm.					X
31.01	Certification of Principal Executive Officer Pursuant to Securities Exchange Act Rule 13a-14(a).					X
31.02	Certification of Principal Financial Officer Pursuant to Securities Exchange Act Rule 13a-14(a).					X
32.01	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350 and Securities Exchange Act Rule 13a-14(b).*					X
32.02	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350 and Securities Exchange Act Rule 13a-14(b).*					X

* This certification is not deemed "filed" for purposes of Section 18 of the Securities Exchange Act, or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that ArcSight, Inc. specifically incorporates it by reference.

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END